Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of July 6, 2017

by and among

ENTELLUS MEDICAL, INC.

(“Parent”),

STINGER MERGER SUB, INC.

(“Merger Sub”),

and

SPIROX, INC.

(the “Company”)

EXHIBITS

Exhibit A	Form of Stockholder Written Consent
Exhibit B	Form of Joinder and Release Agreement
Exhibit C	Form of Non-Competition and Non-Solicitation
Exhibit D	Form of Non-Solicitation Agreement
Exhibit E	Accredited Investor Questionnaire
Exhibit F	Certificate of Merger
Exhibit G	Form of Lock-Up Agreement
Exhibit H	Form of Option Cancellation Agreement
Exhibit I	Form of Letter of Transmittal
Exhibit J	Form of Escrow Agreement
Exhibit K	Consideration Spreadsheet
Exhibit L	Form of Director & Officer Release
Exhibit M	Form of Post-Closing Board Member Indemnification Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 6, 2017 by and among Entellus Medical, Inc., a Delaware corporation (“Parent”), Stinger Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), Spirox, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the Equityholders Representative hereunder (each, a “Party” and collectively the “Parties”).

WHEREAS, (i) the respective boards of directors of Parent, Merger Sub and the Company have each determined that the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, is advisable and in the best interests of their respective stockholders, and such boards of directors have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent or the Company and other than Dissenting Shares, shall be converted into the right to receive the consideration set forth in this Agreement and (ii) Parent, as sole stockholder of Entellus Intermediate Sub, Inc., a Delaware corporation, will cause Entellus Intermediate Sub, Inc., as sole stockholder of Merger Sub, to, immediately following the execution and delivery of this Agreement, adopt this Agreement and approve the Merger.

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement and also prescribe various conditions to the transactions contemplated by this Agreement.

WHEREAS, on the date of this Agreement, immediately following the execution and delivery of this Agreement, the Company will solicit a written consent adopting this Agreement and approving the transactions contemplated hereby, including the Merger, in the form of Exhibit A, from the Equityholders of the Company including (i) a majority of the outstanding shares of Company Preferred Stock, voting together as a single class and (ii) a majority of the outstanding shares of Company Capital Stock (on an as-converted to Company Common Stock basis) (the “Company Stockholder Approval”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Equityholders of the Company are entering into joinder and release agreements with Parent in the form of Exhibit B (the “Joinder and Release Agreement”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Equityholders of the Company, are entering into non-competition and non-solicitation agreements in the form of Exhibit C (the “Non-Competition and Non-Solicitation Agreements”) to be effective upon the Closing.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Equityholders of the Company are entering into non-solicitation agreements in the form of Exhibit D (the “Non-Solicitation Agreement”) to be effective upon the Closing.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Key Employees are entering into offer letters and related employment documentation with Parent (the “Offer Letters”), to be effective upon the Closing.

WHEREAS, in connection with the transactions contemplated hereby, Parent intends to make inducement grants of options to purchase, and/or restricted stock units covering, Parent Shares to certain employees of the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the Parties to this Agreement, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1    Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“510(k) Clearance” means the U.S. Food and Drug Administration’s written authorization to market a medical device pursuant to a premarket notification submitted under section 510 of the Federal Food, Drug, and Cosmetic Act.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Person’s indication of interest in, (i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company, (ii) the issuance, disposition or acquisition of (a) any capital stock or other equity security of the Company (other than in connection with the exercise of any Company Option or the Company Warrant), (b) any subscription, option, call, warrant, preemptive right, right of first refusal or any other right (whether or not exercisable) to acquire any capital stock or other equity security of the Company, or (c) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company or (iii) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

“Action” means any claim, action, suit, litigation, proceeding, arbitral action, mediation, governmental audit, enforcement, inquiry, examination, investigation or criminal prosecution or investigation.

“Accredited Equityholders” means (a) the Equityholders identified as such on the Consideration Spreadsheet except for any Equityholder listed thereon that Parent notifies Company prior to the Closing Date is being removed because Parent has not received evidence reasonably satisfactory to it that the Equityholder is an “accredited investor,” as such term is defined in Rule 501(a) of the Securities Act, (b) any other Equityholder that executes and delivers to Company or Parent after the date of this Agreement an Accredited Investor Questionnaire that indicates that such Equityholder is an accredited investor and that Parent in its sole discretion determines is, in fact, an “accredited investor” and (c) any other Equityholder that Parent in its sole discretion determines is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) without having received such a questionnaire.

“Accredited Investor Questionnaire” means an investor questionnaire in the form of Exhibit E.

“Additional Registrable Securities” means any Registrable Securities (subject to the proviso in such definition) issued following the Closing pursuant to this Agreement as part of the Contingent Merger Consideration.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and affairs of a Person, whether through the ownership of voting securities, by Contract or otherwise, and “controlled” and “controlling” shall have correlative meanings.

“Aggregate Exercise Price” means the sum of the exercise prices for all Company Options with respect to the Vested Option Shares represented thereby that are outstanding and unexercised as of immediately prior to the Effective Time.

“Aggregate Liquidation Preference” means the sum of (a) the aggregate number of (i) outstanding shares of Series A Preferred Stock and (ii) Warrant Shares, in each case, as of immediately prior to the Effective Time multiplied by the Series A Liquidation Preference Amount, (b) the aggregate number of outstanding shares of Series A-1 Preferred Stock as of immediately prior to the Effective Time multiplied by the Series A-1 Liquidation Preference Amount, (c) the aggregate number of outstanding shares of Series B Preferred Stock as of immediately prior to the Effective Time multiplied by the Series B Liquidation Preference Amount and (d) the aggregate number of outstanding shares of Series C Preferred Stock as of immediately prior to the Effective Time multiplied by the Series C Liquidation Preference Amount.

“Ancillary Document” means any agreement, certificate or other document executed at or prior to the Closing in connection herewith.

“Bundled Product” means a Company Contingent Product and other products that are not such Company Contingent Product either (a) sold together or (b) sold to the same customer during the same Contingent Payment Period, even if not packaged together as a single unit or otherwise sold together.

“Business” means the development, manufacturing, sale, marketing and distribution of medical device products for the treatment of nasal valve collapse and lateral wall insufficiency.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, NY or Los Angeles, California.

“Capital Stock Payment” means the conversion and payments made to the holders of Company Capital Stock pursuant to Section 2.6(b).

“Cash” means cash and Cash Equivalents determined in accordance with GAAP, using, to the extent consistent therewith, the policies, conventions, methodologies and procedures used by the Company in preparing its most recent audited Company Financial Statements. For the avoidance of doubt, (i) Cash shall be increased by the amount of deposits or other payments received by the Company but not yet credited to the bank accounts of the Company, and (ii) Cash shall be reduced by the amount of any outstanding checks or other payments issued by the Company but not yet deducted from the bank accounts of the Company.

“Cash Equivalents” means investment securities with original maturities of ninety (90) days or less.

“Closing Cash” means the aggregate amount of all unrestricted Cash of the Company as of 12:01 a.m. Pacific Time on the Closing Date. For the avoidance of doubt, Closing Cash shall exclude Cash distributed or otherwise paid by the Company to the Equityholders on the Closing Date prior to or as of the Closing.

“Closing Debt” means the aggregate amount of all Debt of the Company as of 12:01 a.m. Pacific Time on the Closing Date.

“Closing Net Working Capital Amount” means the Net Working Capital Amount of the Company as of the Determination Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means (i) each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) any compensation, employment, consulting, end of service or severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy; or (iii) any other benefit or compensation plan, Contract, policy or arrangement providing for pension, retirement, profit-sharing, deferred compensation, stock option, equity or equity-linked compensation, stock purchase, employee stock ownership, tax gross-up, vacation, holiday pay or other paid time off, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans, welfare plans or fringe benefit plans, in each case whether or not written, and (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries, with respect to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, or (B) for which the Company or any of its Subsidiaries has any direct or indirect Liability (whether actual or contingent).

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, with a par value of $0.0001, of the Company.

“Company Contingent Products” means: (a) the LATERA device described in the 510(k) Clearance K161191, K152958 or K132920 (b) subsequent versions thereof (whether direct or indirect) covered by any Valid Patent Rights, and (c) any other device that treats nasal valve collapse or nasal lateral wall insufficiency by increasing the mechanical strength of the nasal lateral wall through the use of a synthetic graft. For clarity, “Company Contingent Product” does not include any device that (i) is not covered by any Valid Patent Rights and (ii) treats nasal valve collapse or nasal lateral wall insufficiency by (A) a mechanism that does not involve increasing the mechanical strength of the nasal lateral wall or (B) increasing the mechanical strength of the nasal lateral wall without the use of a synthetic graft.

“Company Employee” means each employee of the Company.

“Company Fundamental Representations” means the representations and warranties of the Company contained in Section 4.1 (Corporate Status), Section 4.2 (Authority), Section 4.3(a)(i) (No Conflict), Section 4.4 (Capitalization), Section 4.7 (Taxes) and Section 4.18 (Finder’s Fees).

“Company Intellectual Property” means any and all Intellectual Property (i) in which the Company has right (including option or license rights), title, or interest or (ii) that is otherwise used, held for use or intended to be used by the Company as of the date hereof in connection with the Business, including the research, development, manufacture, use, sale, offer for sale, importation or other exploitation of the Company Products.

“Company Key Representations” means the representations and warranties of the Company contained in Section 4.13 (Intellectual Property) and Section 4.21 (Regulatory Matters).

“Company Plan” means the Spirox 2011 Stock Plan, as amended.

“Company Options” means all outstanding options to purchase or otherwise acquire shares of Company Common Stock, whether vested or unvested, granted pursuant to the Company Plan.

“Company Preferred Stock” means the Series A Preferred Stock, the Series A-1 Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

“Company Products” means the (i) the LATERA device described in the 510(k) Clearance K161191, K152958 or K132920 and (ii) any other products or product candidates that, in each case, are currently being commercialized or pre-clinically or clinically developed by the Company as of the Closing Date.

“Company Warrant” means that certain warrant to purchase shares of Series A Preferred Stock, issued by the Company on February 22, 2012 to Venture Lending & Leasing VI, LLC.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of May 17, 2017, by and between the Company and Parent.

“Contingent Merger Consideration” means (i) Initial Earnout Consideration, (ii) the Second Earnout Consideration, (iii) the Third Earnout Consideration and (iv) the Final Earnout Consideration.

“Contingent Payment Periods” means (i) the Initial Earnout Period, (ii) the Second Earnout Period, (iii) the Third Earnout Period and (iv) the Final Earnout Period (each, individually a “Contingent Payment Period”).

“Continuing Employee” means each Company Employee who remains employed immediately after the Closing by Parent, the Surviving Corporation or any Affiliate of Parent or the Surviving Corporation.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage or other legally binding commitment.

“Current List Price” means (i) with respect to a unit of a Company Contingent Product that is sold in a particular Contingent Payment Period, wherein such Company Contingent Product is the LATERA device described in the 510(k) Clearance K161191, K152958 or K132920 or a subsequent (whether direct or indirect) version thereof, an amount equal to the greater of (A) the actual list price of such Company Contingent Product (when not sold as a Bundled Product) in such Contingent Payment Period and (B) (1) if such Contingent Payment Period is the Initial Contingent Payment Period, one hundred percent (100%) of the Original List Price for such Company Contingent Product, (2) if such Contingent Payment Period is the Second Contingent Payment Period, ninety percent (90%) of the Original List Price for such Company Contingent Product, (3) if such Contingent Payment Period is the Third Contingent Payment Period, eighty-one percent (81%) of the Original List Price for such Company Contingent Product, and (4) if such Contingent Payment Period is the Final Contingent Payment Period, seventy-two and nine-tenths percent (72.9%) of the Original List Price for such Company Contingent Product or (ii) with respect to a unit of any Company Contingent Product that is not the LATERA device described in the 510(k) Clearance K161191, K152958 or K132920 or a subsequent (whether direct or indirect) version thereof, the actual list price of such Company Contingent Product (when not sold as a Bundled Product) in such Contingent Payment Period.

“Damages” means any liabilities, losses, damages, injury, decline in value, lost opportunity, Taxes, penalties, fines, deficiencies, assessments, judgments, costs or expenses (including reasonable attorneys’ fees and expenses and costs of investigation), but excluding consequential damages (such as lost opportunities) that are not probable or reasonably foreseeable.

“Debt” means both the current and long-term portions of any amount owed, without duplication, in respect of (i) borrowed money, extensions of credit, purchase money financing, and capitalized lease obligations or for the deferred purchase price of property or services, (ii) all obligations for the reimbursement of any obligor for amounts drawn on any outstanding letters of credit, (iii) all obligations evidenced by a note, bond, debenture or similar instrument, (iv) deferred compensation owed to current or former employees of the Company and (v) all accrued and unpaid interest, fees, expenses, prepayment penalties or premiums on, or any guarantees or other contingent liabilities with respect to, any of the obligations referred to in the foregoing clauses (i) through (iv); provided, however, that notwithstanding the foregoing, Debt shall not be deemed to include any accounts payable incurred in the ordinary course of business or any obligations under un-drawn letters of credit. For the avoidance of doubt, Debt shall not include any Taxes.

“Determination Time” means 12:01 a.m. Pacific Time on the Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Employee Option” means a Company Option granted to the original holder thereof in such holder’s capacity as an employee of the Company for applicable employment Tax purposes or who received such Company Option in his or her capacity as a Company Employee.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, restriction on transfer (such as a right of first refusal or other similar rights) or other similar encumbrance.

“Environmental Law” means any applicable federal, state, or local Laws as in effect as of the date of this Agreement which regulate or relate to: pollution, the protection of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials, or the protection of the health and safety of Persons from exposures to Hazardous Substances in the environment; or the preservation or protection of waterways, groundwater, drinking water, air, or soil.

“Equityholder” means any holder of (i) Company Capital Stock that is entitled to receive a Capital Stock Payment under Section 2.6 and that has not perfected its appraisal rights pursuant to Section 3.2, (ii) Company Options that is entitled to receive Option Consideration under Section 2.6 or (iii) the Company Warrant that is entitled to receive Warrant Consideration under Section 2.6.

“Equityholder Indemnitees” means (i) the Equityholders; (ii) the Equityholders’ Affiliates; (iii) the respective representatives of the Persons referred to in clauses (i) and (ii); and (iv) the respective successors and permitted assigns of the Persons referred to in clauses (i), (ii) and (iii) above.

“Equityholders Representative” means the Person appointed to serve as such under Section 10.1.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any employer that would be considered a single employer with the Company under Sections 414(b), (c), (m), or (o) of the Code.

“Escrow Amount” means $7,500,000.

“Estimated Initial Merger Consideration” means a dollar amount equal to (i) the aggregate Market Value of the Parent Share Consideration, plus (ii) the Merger Cash Consideration, plus (iii) the Estimated Closing Cash, plus, (iv) the Estimated Net Working Capital Surplus, if any, minus (v) the Estimated Closing Debt, minus (vi) the Estimated Unpaid Company Transaction Expenses, minus (vii) the Escrow Amount, minus (viii) the Estimated Net Working Capital Shortfall, if any, minus (ix) the Reserve Fund.

“Estimated Per Share Merger Consideration” means the positive number, equal to the quotient of (i) the Estimated Initial Merger Consideration, plus the Aggregate Exercise Price, minus the Aggregate Liquidation Preference divided by (ii) the Fully Diluted Common Number.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“FDA” means the U.S. Food and Drug Administration.

“Final Earnout Consideration” means an amount equal to (i) 1.00 multiplied by (ii) the amount (if any) by which the Net Revenue of the Final Earnout Period exceeds the Net Revenue of the Third Earnout Period. For clarity, the Final Earnout Consideration can never be a negative number.

“Final Earnout Period” means the period commencing on the date that is the first day after the Third Earnout Period and ending on the day prior to the one year anniversary of such date, unless one or more Parent Change of Controls is consummated between such date and the previous end date of such period, in which case such period shall be extended by a full calendar year for each Parent Change of Control that is consummated, for example, if one Parent Change of Control is consummated between such date and such one year anniversary, then such period shall end on the day prior to the two year anniversary of the beginning of such earnout period.

“Fraud” means any misrepresentation, deceit, or concealment of a material fact with the intention to deceive or otherwise cause injury.

“Fully Diluted Common Number” shall equal (i) the aggregate number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time, including the aggregate number of shares of Company Common Stock issuable upon conversion of all shares of Company Preferred Stock issuable upon the exercise in full of the Company Warrant, plus (ii) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (iii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all Vested Option Shares subject to Company Options that are outstanding and unexercised as of immediately prior to the Effective Time, and less (iv) the aggregate number of shares of Company Common Stock, if any, to be canceled at the Effective Time pursuant to Section 2.6(a).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, any quasi-governmental authority of any nature, any governmental entity, commission, board, agency or instrumentality, and any court, tribunal or judicial body, whether federal, state, county, local or foreign.

“Governmental Order” means any order, temporary restraining order, judgment, injunction or decree, enforcement action or consent decree, issued, promulgated or entered by any Governmental Authority.

“Hazardous Material” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is prohibited or regulated under any Environmental Laws, including without limitation, asbestos, urea, formaldehyde, PCBs, radon gas, or petroleum products.

“Health Care Laws” means all Laws, manuals, policies and guidance enforced or issued by a Governmental Authority related to the manufacturing, development, testing, labeling, marketing, packaging, holding, import, export, advertising or distribution of medical device products, kickbacks, patient or program charges, recordkeeping, documentation requirements, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, or licensure, including, without limitation: (i) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder; (ii) the Public Health Service Act (42 U.S.C. § 201 et seq.); (iii) all applicable federal, state, local and all applicable foreign health care related fraud and abuse, false claims, and anti-kickback Laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), the criminal False Statements Law (42 U.S.C. § 1320a-7b(a)), all criminal Laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.) (collectively, “HIPAA”), the exclusion Laws (42 U.S.C. § 1320a-7), and the civil monetary penalties Law (42 U.S.C. § 1320a-7a); (iv) HIPAA and analogous state Laws pertaining to privacy, data protection and information security, and the regulations promulgated pursuant to such statutes; (v) Medicare (Title XVIII of the Social Security Act) and (vi) Medicaid (Title XIX of the Social Security Act), each as amended from time to time the regulations promulgated pursuant to such Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Initial Merger Consideration” means a dollar amount equal to (i) the aggregate Market Value of the Parent Share Consideration, plus (ii) the Merger Cash Consideration, plus (iii) Closing Cash, plus, (iv) the Net Working Capital Surplus, if any, minus (v) Unpaid Company Transaction Expenses, minus (vi) Closing Debt, minus (vii) the Escrow Amount, minus (viii) the Net Working Capital Shortfall, if any, minus (ix) the Reserve Fund.

“Initial Earnout Consideration” means an amount equal to (i) 2.75 multiplied by (ii) the amount (if any) by which the Net Revenue of the Initial Earnout Period exceeds $6,058,762.00. For clarity, the Initial Earnout Consideration can never be a negative number.

“Initial Earnout Period” ” means the period commencing on the date that is the first day of the first calendar month following the Closing Date and ending on the day prior to the one year anniversary of such date, unless one or more Parent Change of Controls is consummated between such date and the previous end date of such period, in which case such period shall be extended by a full calendar year for each Parent Change of Control that is consummated; for example, if one Parent Change of Control is consummated between such date and such one year anniversary, then such period shall end on the day prior to the two year anniversary of the beginning of such earnout period.

“Initial Lock-Up Expiration Date” means the date that is three months following the Closing Date.

“Initial Registrable Securities” means any Registrable Securities (subject to the proviso in such definition) issued in connection with the Closing pursuant to this Agreement as part of the Initial Merger Consideration.

“Intellectual Property” means all U.S. and foreign intellectual property and proprietary rights, including (i) patents, provisional and non-provisional applications therefor, and all divisionals, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions, supplementary protection certificates, continuations and continuations-in-part thereof (“Patents”), (ii) trademarks, trade dress, service marks, service names, trade names, domain names, brand names, logo or business symbols, whether registered or unregistered, and pending applications to register the same, including all extensions and renewals thereof and all goodwill associated therewith (“Trademarks”), (iii) copyrights and copyrightable works, including all writing, reports, analyses, evaluation protocols, designs, computer software, code, databases, software systems, mask works or other works, whether registered or unregistered, pending applications to register the same, and moral rights (“Copyrights”), (iv) confidential or proprietary know-how, trade secrets, methods, processes, practices, formulas and techniques (“Know-How”), (v) computer software, including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, and all documentation related to any of the foregoing, (vi) moral rights, rights of publicity, industrial designs, and industrial property rights and (vii) the right to sue for past, present and future infringement, misappropriation, dilution or violation of any of the foregoing or for any injury to goodwill and to recover all proceeds relating to any of the foregoing, including licenses, royalties, income, payments, claims, Damages (including without limitation attorneys’ fees and expert fees) and proceeds of suit.

“IRS” means the United States Internal Revenue Service.

“Key Employees” means those individuals listed on Schedule 1.01(k).

“Knowledge of the Company” or “known to the Company” and any other phrases of similar import means, with respect to any matter in question relating to the Company, the actual knowledge of Neil Hattangadi, Doug Koo, Duke Rohlen and Michael Rosenthal, and the knowledge such individuals would reasonably be expected to have had he or she made reasonable inquiry within the Company of Persons who would reasonably be expected to have knowledge of the relevant matters.

“Law” means any federal, state, county, local, foreign or other statute, constitution, principle of common law, law, ordinance, edict, decree, Governmental Order, regulation, rule, ruling or code of any Governmental Authority.

“Liability” means any and all Debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Market Value” means (i) $14.6615, for purposes of the Parent Share Consideration issued as part of the Estimated Initial Merger Consideration, and (ii) the average closing price (rounded to four decimal places) on NASDAQ of a Parent Share on each of the twenty (20) consecutive trading days immediately prior to two consecutive trading days prior to the date of the applicable payment of the Contingent Merger Consideration in accordance with Section 2.8(b), for purposes of any Contingent Merger Consideration paid in Parent Shares (if so elected by Parent pursuant to Section 2.6 and Section 2.8(g)).

“Material Adverse Effect” means any change, event, circumstance, condition or effect that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to (a) the Business, assets, liabilities, results of operations or financial condition of the Company, or (b) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that for purposes of clause (a), none of the following shall be deemed in themselves to constitute a Material Adverse Effect: (i) conditions generally affecting the economy or industry in which the Company operates, (ii) any change in GAAP or applicable Laws (provided, that this clause (ii) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with GAAP or applicable Law); provided, that such changes do not materially and disproportionately adversely affect the Company in a manner that is materially disproportionate from similarly situated businesses engaged in the same industry as the Company, (iii) the announcement or pendency of the Merger or (iv) any failure to meet internal or published projections, estimates or forecasts of revenues, earnings or other measures of financial or operating performance for any period (it being understood that other than as specifically excluded herein, the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect).

“Merger Consideration” means (i) the Initial Merger Consideration, plus (ii) the Contingent Merger Consideration.

“Merger Cash Consideration” means $25,000,003.84.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Needed Registration Statement Financials” means (a) audited balance sheets of the Company as of December 31, 2016 and December 31, 2015 and the related audited statements of operations and cash flows for the fiscal years then ended, together with the consent of the Company’s independent auditing firm to the filing by Parent of such audited financial statements with the SEC, (b) unaudited balance sheets of the Company as of March 31, 2017 and June 30, 2017 and the related statements of operations and cash flows for the fiscal quarters then ended and (c) pro forma financial statements of Parent in connection with the Merger that meet the requirements of Regulation S-X promulgated under the Securities Act and Form 8-K under the Exchange Act.

“Net Revenue” means, with respect to any Company Contingent Product, all amounts received and recognized as net revenue in accordance with GAAP (applied consistently with the policies, conventions, methodologies and procedures used by Parent to prepare its financial statements for purposes of its public reporting obligations under the Exchange Act and in a manner consistent with Parent’s practices for other products) during the applicable Contingent Payment Period with respect to worldwide sale, distribution, transfer or license (including upfront, milestone and similar payments) of the Company Contingent Products by or on behalf of Parent and its Affiliates to third parties.

In the event any Company Contingent Product is sold as part of a Bundled Product in a particular Contingent Payment Period, “Net Revenue” for such Company Contingent Product sold as part of a Bundled Product shall be the product of (i) the number of units of such Bundled Product sold during such Contingent Payment Period by or on behalf of Parent or its Affiliates to third parties multiplied by (ii) the Per Unit Discounted Selling Price of such Company Contingent Product in such Contingent Payment Period.

Notwithstanding the foregoing, in no event will the Net Revenue for any unit of Company Contingent Product, whether sold alone or as part of a Bundled Product, be less than $450.00 per unit. If the applicable calculation provided above would result in a Net Revenue amount for any unit of Company Contingent Product that is less than $450.00, then for the purposes of calculating the Contingent Merger Consideration, the Net Revenue for each such unit of Company Contingent Product shall be deemed to be $450.00 per unit.

“Net Working Capital Amount” (which can be positive or negative) means: (A) the sum of all of the assets of the Company properly characterized as current assets (excluding Tax assets and Cash and Cash Equivalents); minus (B) the sum of all of the liabilities of the Company properly characterized as current liabilities (excluding Tax liabilities, any amount included in the Closing Debt and Unpaid Company Transaction Expenses), in each case determined as of the Determination Time in accordance with GAAP and using the policies, conventions, methodologies and procedures used by the Company in preparing its most recent audited Company Financial Statements (to the extent consistent with GAAP). For illustrative purposes only, attached as Schedule 1.01(n) is a sample calculation of the Net Working Capital Amount as of May 31, 2017 (as if the Closing Date occurred on such date).

“Net Working Capital Shortfall” means the amount, if any, by which the Net Final Working Capital Amount exceeds the Estimated Net Working Capital Amount.

“Net Working Capital Surplus” means the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Final Net Working Capital Amount.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, bylaws or equivalent governing documents of such entity.

“Original List Price” means (i) with respect to a Company Contingent Product that is sold as a single unit that is not a Bundled Product, $1325.00 per unit, (ii) with respect to with respect to a Company Contingent Product that is sold in a three-unit pack, where none of such units is sold as a Bundled Product, $1200.00 per unit, or (iii) with respect to with respect to a Company Contingent Product that is sold in a six-unit pack, where none of such units is sold as a Bundled Product, $995.00 per unit.

“Parachute Payment Waiver” means, with respect to any Person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder) solely to the extent required to avoid the imposition of a tax under Section 280G of the Code and to accept in substitution therefor the right to receive such payments only if approved by the shareholders of the Company in a manner that is intended to comply with Section 280G(b)(5)(B) of the Code.

“Parent Change of Control” means:

(a)

the acquisition, directly or indirectly, in one transaction or a series of related transactions, by any Person or group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) of the beneficial ownership of securities of Parent possessing more than 50% of the total combined voting power of all outstanding securities of Parent (provided, however, that a Parent Change of Control will not result upon such acquisition of beneficial ownership if such acquisition occurs as a result of: (i) a public offering of Parent’s securities or any financing transaction or series of financing transactions, in each case for bona fide financing purposes or (ii) a merger or consolidation involving Parent where the holders of the outstanding voting securities of Parent immediately prior to such merger or consolidation (taken in the aggregate) possess beneficial ownership of 50% or more of the total combined voting power of all outstanding voting securities of Parent, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, immediately after such merger or consolidation); or

(b)	the sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of Parent, except for a transaction in which the holders of the outstanding voting securities of Parent immediately prior to such transaction(s) (taken in the aggregate) receive as a distribution with respect to securities of Parent more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity or a parent or holding company of the acquiring entity immediately after such transaction(s).

For purposes of this definition of Parent Change of Control, all references to Parent will be deemed to include any successor-in-interest to Parent or any direct or indirect parent entity or holding company of Parent or such successor-in-interest.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub contained in Section 5.1 (Corporate Status), Section 5.2 (Authority), Section 5.5 (Finder’s Fees) and Section 5.8 (Parent Shares).

“Parent Indemnitees” means (i) Parent; (ii) Parent’s Affiliates (including the Surviving Corporation); (iii) the respective representatives of the Persons referred to in clauses (i) and (ii); and (iv) the respective successors and permitted assigns of the Persons referred to in clauses (i), (ii) and (iii) above.

“Parent Shares” means shares of the Parent’s common stock, par value $0.001.

“Parent Share Consideration” means 3,410,292 Parent Shares.

“Per Share Reserve Fund Release Amount” means the quotient of (i) the remaining balance of the Reserve Fund upon completion by the Equityholders Representative of its duties hereunder, divided by (ii) the Fully Diluted Common Number.

“Per Share Earnout Amounts” means the (i) Per Share Initial Earnout Payment Amount, (ii) the Per Share Second Earnout Payment Amount, (iii) the Per Share Third Earnout Payment Amount and the (iv) Per Share Final Earnout Payment Amount.

“Per Share Escrow Release Amount” means with respect to any amounts released for the Escrow Fund to the Equityholders, the quotient of (i) the aggregate amount so released, divided by (ii) the Fully Diluted Common Number.

“Per Share Excess Payment” means, the quotient of (i) the amount of any Excess Payment determined pursuant to Section 2.7(d)(ii), if any, divided by (ii) the Fully Diluted Common Number.

“Per Share Merger Consideration” means the quotient of (i) the Initial Merger Consideration plus the Aggregate Exercise Price, minus the Aggregate Liquidation Preference, divided by (ii) the Fully Diluted Common Number.

“Per Share Final Earnout Payment Amount” means the quotient of (i) the Final Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Share Initial Earnout Payment Amount” means the quotient of (i) the Initial Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Share Second Earnout Payment Amount” means the quotient of (i) the Second Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Share Third Earnout Payment Amount” means the quotient of (i) the Third Earnout Consideration, divided by (ii) the Fully Diluted Common Number.

“Per Unit Discounted Selling Price” means, with respect to each unit of a particular Company Contingent Product that is sold in a particular Contingent Payment Period as part of a Bundled Product, an amount equal to the product of (i) the Current List Price of such Company Contingent Product in such Contingent Payment Period, multiplied by (ii) the Pro Rata Discount of the Bundled Product.

“Permit” means any license, clearance, authorization, registration, approval, consent, certificate, variance, franchise, exemption or permit issued by any Governmental Authority to the Company, held by the Company, or required for the operation of the Company’s Business.

“Permitted Encumbrances” means all (i) liens for Taxes and other governmental charges that (A) are not delinquent or (B) are being contested in good faith by appropriate proceedings and for which adequate reserve has been made in the most recent Company Financial Statements; (ii) cashiers’, landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business for sums not yet due and payable; (iii) pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation for sums not yet due and payable; (iv) Encumbrances listed in Schedule 1.01(p); and (v) other Encumbrances of any type incurred in the ordinary course of business which do not materially detract from the value of, or materially interfere with, the present use and enjoyment of the asset or property subject thereto or affected thereby.

“Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Personal Data” means all data or information that, individually or when aggregated or combined, is linked to any reasonably identifiable Person and any other data protected under any applicable Laws relating to privacy, data security, or data protection.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Tax Period ending on (and including) the Closing Date.

“Pre-Closing Taxes” means (A) all Taxes of the Company for all Pre-Closing Tax Periods, (B) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any analogous provision under state, local or foreign Law), and (C) Transfer Taxes allocated to the Equityholders pursuant to Section 6.8(c); provided, however, Pre-Closing Taxes shall include the amount of Taxes that would have been paid but for the application of any credit or net operating loss or capital loss deduction attributable to any period or portion thereof beginning after the Closing Date, provided, further, the following shall not be included within Pre-Closing Taxes: (1) any Tax resulting from an election under Section 338 of the Code with respect to the transactions contemplated hereby, (2) any Tax resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement), (3) Transfer Taxes allocated to Parent pursuant to Section 6.8(c). For purposes of calculating Pre-Closing Taxes in the case of any Straddle Tax Period, the amount of any Taxes based on or measured by income, sales, use, receipts, payroll or other similar items of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (except that exemptions, allowances or deductions that are calculated on annual basis, such as depreciation, shall be apportioned on a pro rata basis), and the amount of any other Taxes of the Company for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire applicable Straddle Period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

“Privileged Communications” means any communication between the Firm, on the one hand, and the Company or the Equityholders, on the other hand, that are attorney-client privileged and that solely relate to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or, beginning on the date of this Agreement, any dispute arising under this Agreement.

“Pro Rata Discount” means, with respect to a Company Contingent Product that is sold as part of a Bundled Product in a particular Contingent Payment Period, the number, rounded to the third decimal place, which is the quotient of (i) the average sale price (taking into account the definition of “Net Revenue” provided above) in such Contingent Payment Period of a unit of the Bundled Product containing such Company Contingent Product, divided by (ii) the sum of the Current List Price in such Contingent Payment Period of such Company Contingent Product and the combined list prices in such Contingent Payment Period of a unit of each of the other products included in such Bundled Product when such other products are not sold as such Bundled Product. For illustrative purposes only, if the Current List Price in a particular Contingent Payment Period of the Company Contingent Product is $1500.00 (when not sold as a Bundled Product) and the list price in such Contingent Payment Period of a unit of the other product included in such Bundled Product is $2000.00 (when not sold as a Bundled Product), and the average sale price in such Contingent Payment Period for a unit of such Bundled Product is $3300.00, the Pro Rata Discount shall be 0.943 ($3300.00 divided by $3500.00). For the avoidance of doubt, the Pro Rata Discount shall never be more than 1.0.

“Pro Rata Portion” means, as to each Equityholder, the quotient of (i) the aggregate Merger Consideration received by such Equityholder divided by (ii) the aggregate Merger Consideration.

“Registrable Securities” means (i) Parent Shares issued in connection with the Closing pursuant to this Agreement as part of the Initial Merger Consideration and (ii) Parent Shares issued after the Closing pursuant to this Agreement as part of the Contingent Merger Consideration; provided, however, that Parent Shares shall cease to be Registrable Securities hereunder if and when (A) such Registrable Securities have been sold, transferred or otherwise disposed of pursuant to an effective registration statement registering such Registrable Securities under the Securities Act, (B) such Registrable Securities have been sold, transferred or otherwise disposed of pursuant to Rule 144 of the Securities Act (“Rule 144”) or (C) with respect to the Registrable Shares held by a particular Equityholder, such Equityholder holds a number of Registrable Securities less than the number of Parent Shares that can be sold by such Equityholder in a single 90-day period pursuant to Rule 144 (including Rule 144(e)).

“Regulatory Approval” means, with respect to any country, any and all Permits (including the 510(k) Clearances and any other FDA Permits in the United States) necessary to commercially distribute, sell, or market the Company Contingent Product in such country, which shall include in each country where applicable, all of the following: (a) pricing or reimbursement approval in such country, (b) marketing authorization (including any prerequisite manufacturing Permit related thereto), and (c) labeling approval.

“Reserve Fund” means $500,000.

“SEC” means the United States Securities and Exchange Commission.

“Second Earnout Consideration” means an amount equal to (i) 2.25 multiplied by (ii) the amount (if any) by which the Net Revenue of the Second Earnout Period exceeds the Net Revenue of the Initial Earnout Period. For clarity, the Second Earnout Consideration can never be a negative number.

“Second Earnout Period” means the period commencing on the date that is the first day after the First Earnout Period and ending on the day prior to the one year anniversary of such date, unless one or more Parent Change of Controls is consummated between such date and the previous end date of such period, in which case such period shall be extended by a full calendar year for each Parent Change of Control that is consummated, for example, if one Parent Change of Control is consummated between such date and such one year anniversary, then such period shall end on the day prior to the two year anniversary of the beginning of such earnout period.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute thereto and the rules and regulations of the SEC promulgated thereunder.

“Series A Liquidation Preference Amount” means $1.00.

“Series A-1 Liquidation Preference Amount” means $1.14.

“Series A Preferred Stock” means the Series A Preferred Stock, with a par value of $0.0001, of the Company.

“Series A-1 Preferred Stock” means the Series A-1 Preferred Stock, with a par value of $0.0001, of the Company.

“Series B Liquidation Preference Amount” means $1.25.

“Series B Preferred Stock” means the Series B Preferred Stock, with a par value of $0.0001, of the Company.

“Series C Liquidation Preference Amount” means $1.607.

“Series C Preferred Stock” means the Series C Preferred Stock, with a par value of $0.0001, of the Company.

“Service Provider” means any officer, employee, director or independent contractor of the Company.

“Stockholder Deliverables” means (i) the Lock-Up Agreement; (ii) the Accredited Investor Questionnaire and (iii) the Joinder and Release Agreement.

“Straddle Tax Period” means any Tax period beginning before or on the Closing Date and ending after the Closing Date.

An entity shall be deemed to be a “Subsidiary” of another entity if such other entity directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such first entity that is sufficient to enable such other entity to elect at least a majority of the members of such first entity’s board of directors or other governing body, or (ii) at least a majority of the outstanding equity interests of such first entity.

“Targeted Net Working Capital Amount” means an amount equal to $208,350.00.

“Tax” or “Taxes” means any and all taxes of any kind whatsoever including fees, imposts, charges, excises, assessments, levies, tariffs, duties or other impositions, in each case, in the nature of (or similar to) a tax (together with any all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, gross income, estimated, capital gains, gross receipts, profits, business, license, occupation, franchise, branch, windfall, capital stock or other equity, wealth, real or personal (tangible or intangible) property, real or personal property (tangible or intangible) gains, sales, use, transfer, conveyance, recording, documentary, filing, value added, ad valorem, employment or unemployment, social security (or similar including FICA), social, disability, alternative or add-on minimum, investment, financial transaction, escheat obligation, customs, excise, stamp, Section 59A or withholding taxes.

“Tax Proceeding” means any inquiry, claim, assessment, audit, dispute, suit or other administrative or judicial proceeding involving Taxes.

“Tax Return” means any return, report, statement, declaration, schedule, designation, notice, certificate, questionnaire, form, election, estimated Tax filing, claim for refund, information return, or other document (including any attachments thereto and amendments thereof), in each case filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to any Tax.

“Third Earnout Consideration” means an amount equal to (i) 1.50 multiplied by (ii) the amount (if any) by which the Net Revenue of the Third Earnout Period exceeds the Net Revenue of the Second Earnout Period. For clarity, the Third Earnout Consideration can never be a negative number.

“Third Earnout Period” means the period commencing on the date that is the first day after the Second Earnout Period and ending on the day prior to the one year anniversary of such date, unless one or more Parent Change of Controls is consummated between such date and the previous end date of such period, in which case such period shall be extended by a full calendar year for each Parent Change of Control that is consummated, for example, if one Parent Change of Control is consummated between such date and such one year anniversary, then such period shall end on the day prior to the two year anniversary of the beginning of such earnout period.

“Transfer Taxes” means any and all transfer, documentary, conveyance, sales, use, gross receipts, stamp, registration, filing, value added, recording, escrow and other similar Taxes and fees (including any penalties and interest and additions to tax), including any real property or leasehold interest transfer or gains Tax and any similar Tax.

“Unpaid Company Transaction Expenses” means (i) the fees and disbursements incurred at or prior to the Closing and payable by the Company to those Persons identified in Section 4.18 of the Company Disclosure Schedule; (ii) the fees and disbursements incurred at or prior to the Closing payable to legal counsel or accountants of the Company that are payable by the Company in connection with the transactions contemplated by this Agreement; (iii) any bonus, transaction, change of control, severance, incentive compensation, termination, retention or similar transaction-related payments to be paid to any Service Provider of the Company (including severance payable with respect to the termination of a Service Provider of the Company in connection with the Closing, but excluding any such amounts that are contingent upon both consummation of the transactions contemplated hereby and the termination of employment by Parent of any Continuing Employee following the Closing) and the employer portion of any payroll Taxes to be paid in connection with any such payments or relating to or resulting from the payment of the Options Payment Amount payable in connection with the Initial Merger Consideration; (iv) any fees, costs or expenses payable by the Company to the Equityholders Representative after the Closing; (v) 50% of any fees, costs, expenses or payments payable to the Escrow Agent and the Paying Agent; and (vi) all other miscellaneous fees, expenses or costs, in each case, incurred by the Company in connection with the transactions contemplated by this Agreement (including the cost of the D&O “tail” policy referenced in Section 6.6); provided, that in the case of the foregoing clauses (i) through (vi), only to the extent such amounts have not been paid by the Company as of the Closing and have, accordingly, not reduced the Closing Cash; provided, further, that the foregoing clauses (ii) and (iii) shall not include any fees, expenses or disbursements incurred by Parent, or by the Surviving Corporation which are on behalf of Parent, including any advisory fee and the fees and expenses of Parent’s attorneys, accountants and other advisors.

“Valid Patent Rights” means any claims of (i) an issued and unexpired Patent that is included within or claims priority to the Company Intellectual Property Rights and has not been permanently revoked or declared unenforceable or invalid by an unreversed and unappealed decision of a court or other appropriate body of competent jurisdiction as of the Closing; and (ii) any application for a Patent that is included within or claims priority to the Company Intellectual Property Rights, has been pending five (5) years or less from the date of the first action on the merits for such application (excluding restriction requirements, notices to file missing parts, and the like), and has not been canceled, withdrawn from consideration, finally determined to be unallowable by the applicable governmental authority or court for whatever reason (and from which no appeal is or can be taken), or abandoned.

“Willful Breach” shall mean an action or omission that constitutes a breach of a covenant that was taken or omitted to be taken for the purpose of breaching such covenant and was not merely a volitional action or omission.

“Willful Misrepresentation” shall mean that an action or omission that constitutes a breach of a representation or warranty was taken or omitted to be taken for the purpose of misleading the party to whom such representation or warranty was made and was not merely a volitional action or omission.

Section 1.2    Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Accounting Firm	Section 2.7(c)(iv)
Agreement	Preamble
Blackout Notice	Section 2.9(f)
Certificate of Merger	Section 2.4
Change in the Company Recommendation	Section 6.4(b)
Claim Certificate	Section 9.4(a)
Claim Dispute Notice	Section 9.4(c)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Date Schedule	Section 2.7(b)
Company	Preamble
Company Board of Directors	Section 4.2(a)
Company Board Recommendation	Section 4.2(b)
Company Certificates	Section 2.6(b)(vi)

Term	Section
Company Disclosure Schedule	Article IV
Company Financial Statements	Section 2.6(b)(vi)
Company Indemnified Parties	Section 6.6(a)
Company Material Contract(s)	Section 4.14(a)
Company Stockholder Approval	Recitals
Consideration Spreadsheet	Section 6.13
Determination	Section 2.7(c)(iv)
Dispute Notice	Section 2.7(c)(ii)
Dissenting Shares	Section 3.2(a)
Earnout Notice	Section 2.8(b)(i)
Effective Time	Section 2.4
Effectiveness Period	Section 2.9(d)
Employee Options Payment Amount	Section 3.1(a)(iii)
Enforceability Exceptions	Section 4.2(a)
Escrow Agent	Section 3.3
Escrow Agreement	Section 3.3
Escrow Expiration Date	Section 9.1
Escrow Fund	Section 3.3
Estimated Closing Cash	Section 2.7(a)
Estimated Closing Debt	Section 2.7(a)
Estimated Net Working Capital Amount	Section 2.7(a)
Estimated Net Working Capital Deficit	Section 2.7(a)
Estimated Unpaid Company Transaction Expenses	Section 2.7(a)
Estimated Working Capital Amount	Section 2.7(a)
Estimated Working Capital Deficit	Section 2.7(a)
Estimated Working Capital Surplus	Section 2.7(a)
Excess Payment	Section 2.7(d)(ii)
Expiration Date	Section 9.1
FCPA	Section 4.22(a)
Firm	Section 10.16
Holder of Registrable Securities	Section 2.9(e)
Indemnitee	Section 9.5
Indemnitor	Section 9.5
Invoice	Section 6.11
Joinder and Release Agreement	Recitals
Lease	Section 4.15
Leased Real Property	Section 4.15
Letter of Transmittal	Section 3.1(b)(i)
Liens	Section 4.11(e)
Major Customers	Section 4.23
Major Suppliers	Section 4.23
Material Product and Trial Information	Section 4.21(g)
Merger	Recitals
Merger Sub	Preamble
Non-Competition and Non-Solicitation Agreements	Recitals
Offer Letter(s)	Recitals
Option Cancellation Agreement	Section 3.1(a)(iii)
Option Consideration	Section 2.6(d)(i)
Option Payment	Section 2.6(d)(i)
Optionholder	Section 2.6(d)(i)

Term	Section
Optionholder Deliverables	Section 3.1(b)(ii)B
Options Payment Amount	Section 2.6(d)(i)
Other Interested Party	Section 6.16
Outside Date	Section 8.1(d)
Parent	Preamble
Parent Disclosure Schedule	Article V
Parent SEC Reports	Section 5.7
Party and Parties	Preamble
Paying Agent	Section 3.1(a)(i)
Payment Fund	Section 3.1(a)(ii)
Payoff Letter	Section 6.11
PEO	Section 4.11(h)
Pre-Closing Period	Section 6.1(a)
Proceeding	Section 4.11(a)
Prospectus	Section 2.9(b)
Prospectus Supplement	Section 2.9(c)
Registration Statement	Section 2.9(b)
Related Person	Section 4.19
Reserve Fund	Section 3.4
Review Board	Section 4.21(e)
Review Period	Section 2.7(c)(ii)
Safety Notices	Section 4.21(f)
Secretary’s Certificate	Section 7.2(g)(v)
Section 280G Approval	Section 6.7(b)
Section 280G Soliciting Materials	Section 6.7(c)
Shortfall Payment	Section 2.7(d)(i)
Submissions	Section 4.21(e)
Surviving Corporation	Section 2.1
Third-Party Claim	Section 9.5
Threshold	Section 9.3(b)
Vested Option Shares	Section 2.6(d)(i)
WARN Act	Section 4.12(b)
Warrant Consideration	Section 2.6(e)
Warrant Preference Consideration	Section 2.6(e)
Warrant Shares	Section 2.6(e)
Warrantholder	Section 2.6(e)
Warrantholder Deliverables	Section 3.1(b)(ii)C
Written Consent	Section 6.4(b)

ARTICLE II.

THE MERGER

Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 2.2    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger (as defined below).

Section 2.3    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 9:00 a.m. (Pacific time) at the offices of Latham & Watkins LLP, 650 Town Center Drive, 20th Floor, Costa Mesa, California 92626 as soon as reasonably practicable, but no later than three (3) Business Days following the satisfaction or waiver of all conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to their satisfaction at the Closing), or at such other time, date and place as Parent and the Company may mutually agree in writing (such date hereinafter, the “Closing Date”).

Section 2.4    Effective Time. Immediately following the Closing, Parent and the Company shall cause to be filed with the Secretary of State of the State of Delaware a properly executed certificate of Merger conforming to the requirements of the DGCL and in the form attached hereto as Exhibit F executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective when the Certificate of Merger is accepted for recording by the Secretary of State of the State of Delaware or at such later time as may be agreed upon by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

Section 2.5    Certificate of Incorporation and Bylaws; Directors and Officers.

(a)    At the Effective Time and without any further action on the part of the Company or Merger Sub, the Surviving Corporation’s certificate of incorporation shall be amended and restated to read in its entirety as set forth in the Certificate of Merger. The bylaws of the Surviving Corporation shall be amended and restated in its entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by the certificate of incorporation of the Surviving Corporation and applicable Law; provided, that such bylaws shall reflect as of the Effective Time “Spirox, Inc.” as the name of the Surviving Corporation.

(b)    The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be.

(c)    The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.

Section 2.6    Conversion of Securities; Treatment of Company Options, Company Warrant. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub:

(a)    Cancellation of Certain Shares. Each share of Company Capital Stock that is held in the treasury of the Company and each share of Company Capital Stock owned by Parent, Merger Sub or any other wholly-owned subsidiary of Parent shall be canceled and retired and no consideration shall be delivered in exchange therefor.

(b)    Conversion of Company Capital Stock. Subject to Section 2.7, Section 2.8, Article III and Article IX.

(i)    Series C Preferred Stock. Each share of Series C Preferred Stock (other than shares of Company Capital Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive, in consideration of such cancellation, without interest, (A) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Series C Liquidation Preference Amount, plus (B) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Estimated Per Share Merger Consideration, if any, plus (C) in each case when, if and to the extent payable hereunder, (1) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or of Parent Shares pursuant to Section 2.8(g) equal to the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Final Earnout Payment Amount, if any, plus (5) an amount in cash equal to the Per Share Excess Payment, if any, plus (6) an amount in cash equal to the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement, if any, plus (7) an amount in cash equal to the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

(ii)    Series B Preferred Stock. Each share of Series B Preferred Stock (other than shares of Company Capital Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive, in consideration of such cancellation, without interest, (A) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Series B Liquidation Preference Amount, plus (B) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Estimated Per Share Merger Consideration, if any, plus (C) in each case when, if and to the extent payable hereunder, (1) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Final Earnout Payment Amount, if any, plus (5) an amount in cash equal to the Per Share Excess Payment, if any, plus (6) an amount in cash equal to the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement, if any, plus (7) an amount in cash equal to the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

(iii)    Series A-1 Preferred Stock. Each share of Series A-1 Preferred Stock (other than shares of Company Capital Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive, in consideration of such cancellation, without interest, (A) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Series A-1 Liquidation Preference Amount, plus, (B) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Estimated Per Share Merger Consideration, if any, plus (C) in each case when, if and to the extent payable hereunder, (1) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Final Earnout Payment Amount, if any, plus (5) an amount in cash, without interest, equal to the

Per Share Excess Payment, if any, plus (6) an amount in cash equal to the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement, if any, plus (7) an amount in cash equal to the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

(iv)    Series A Preferred Stock. Each share of Series A Preferred Stock (other than shares of Company Capital Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive, in consideration of such cancellation, without interest, (A) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Series A Liquidation Preference Amount, plus (B) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Estimated Per Share Merger Consideration, if any, plus (C) in each case when, if and to the extent payable hereunder, (1) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Final Earnout Payment Amount, if any, plus (5) an amount in cash equal to the Per Share Excess Payment, if any, plus (6) an amount in cash equal to the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement, if any, plus (7) an amount in cash equal to the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

(v)    Company Common Stock. Each share of Company Common Stock (other than shares of Company Capital Stock to be canceled in accordance with Section 2.6(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive, in consideration of such cancellation, without interest, (A) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Estimated Per Share Merger Consideration, if any, plus (B) in each case when, if and to the extent payable hereunder, (1) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash or Parent Shares pursuant to Section 2.8(g) equal to the amount of the Per Share Final Earnout Payment Amount, if any, plus (5) an amount in cash equal to the Per Share Excess Payment, if any, plus (6) an amount in cash equal to the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement, if any, plus (7) an amount in cash equal to the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any.

(vi)    No Further Ownership Rights of Equityholders. All such shares of Company Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented such shares of Company Capital Stock (the “Company Certificates”) shall thereafter cease to have any rights with respect thereto, except the right to receive the Capital Stock Payment payable in respect of such Company Certificates following the surrender of such Company Certificates in accordance with the provisions of Section 3.1. Any amount of cash each Equityholder is entitled to receive for the shares of Company Capital Stock held by such Equityholder pursuant to this Section 2.6(b) shall be rounded to the nearest whole cent.

(vii)    Priority of Payments. All payments of Merger Consideration under this Agreement (whether payments of the Aggregate Liquidation Preference, the Initial Merger Consideration, the Contingent Merger Consideration, any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement or any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement) shall be made in the following priority, consistent with the terms of the Organizational Documents of the Company:

A.    First, prior and in preference to any payment of Merger Consideration to the holders of shares of Series B Preferred Stock, Series A-1 Preferred Stock, Series A Preferred Stock or Company Common Stock or any Option Payment or Warrant Consideration, the holders of shares of Series C Preferred Stock shall be entitled to receive an amount equal to the aggregate Series C Liquidation Preference Amount, without any interest thereon and subject to the provisions of this Agreement;

B.    Second, after payment, or setting aside for payment, to the holders of shares of Series C Preferred Stock, the full amount specified in clause (A) above and prior and in preference to any payment of Merger Consideration to the holders of shares of Series A-1 Preferred Stock, Series A Preferred Stock or Company Common Stock or any Option Payment or Warrant Consideration, the holders of shares of Series B Preferred Stock shall be entitled to an amount equal to the aggregate Series B Liquidation Preference Amount, without any interest thereon and subject to the provisions of this Agreement;

C.    Third, after payment, or setting aside for payment, to the holders of shares of Series C Preferred Stock and Series B Preferred Stock, the full amount specified in clauses (A) and (B) above and prior and in preference to any payment of Merger Consideration to the holders of shares of Series A Preferred Stock or Company Common Stock or any Option Payment or Warrant Consideration, the holders of shares of Series A-1 Preferred Stock shall be entitled to receive an amount equal to the aggregate Series A-1 Liquidation Preference Amount, without any interest thereon and subject to the provisions of this Agreement;

D.    Fourth, after payment, or setting aside for payment, to the holders of shares of Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock, the full amount specified in clauses (A), (B) and (C) above and prior and in preference to any payment of Merger Consideration to the holders of shares of Company Common Stock or any Option Payment, the holders of shares of Series A Preferred Stock and the holder of the Company Warrant shall be entitled to receive, on a pari passu basis, an amount equal to the aggregate Series A Liquidation Preference Amount and the Warrant Preference Consideration, respectively, without any interest thereon and subject to the provisions of this Agreement; and

E.    Fifth, after payment, or setting aside for payment, to the holders of shares of Company Preferred Stock and the Company Warrant, the full amount specified in clauses (A), (B), (C) and (D) above, the holders of shares of Company Capital Stock, Company Options and the Company Warrant shall be entitled to receive, on a pari passu basis, any payment of Merger Consideration in excess of the Aggregate Liquidation Preference, without any interest thereon and subject to the provisions of this Agreement.

(viii)    Form of Payment. All Parent Shares to be allocated pursuant to this Section 2.6(b) and Section 2.6(e) to the holders of Company Capital Stock and the Company Warrant as part of the Parent Share Consideration shall be allocated on a pro rata basis based upon the total amount of the Estimated Initial Merger Consideration payable to each such Equityholder in respect of such holder’s shares of Company Capital Stock or Warrant Shares, as applicable; provided, however, that notwithstanding the foregoing or anything else contained in this Agreement, Parent shall have the right, in its sole discretion, to pay to any non-Accredited Equityholders in only the form of cash (and not Parent Shares) any portion of the Merger Consideration due to such non-Accredited Equityholders.

(c)    Merger Sub. Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become as of the Effective Time one (1) fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d)    Treatment of Company Options. Each Company Option that is outstanding as of immediately prior to the Effective Time shall be canceled at the Effective Time in exchange for the consideration described in clause (i) below, and, following the Effective Time, the Company Options shall no longer be exercisable by the holder thereof and shall only entitle the former holder thereof to the payment of the Option Consideration. At the Effective Time, the Company Plan shall be terminated and no further Company Options shall be granted thereunder. Any Option Consideration each Optionholder is entitled to receive pursuant to this Section 2.6(d)(i) shall be rounded to the nearest whole cent.

(i)    Subject to Section 2.7, Section 2.8, Article III and Article IX, each holder of any Company Option canceled in accordance with Section 2.6(d) above (each, an “Optionholder”) shall be entitled to receive, without interest and subject to any applicable withholding Tax: (A) an amount in cash equal to the product obtained by multiplying (I) the number of shares of Company Common Stock subject to such Company Option that are vested as of immediately prior to the Effective Time (the “Vested Option Shares”) by (II) the excess, if any, of (x) the Estimated Per Share Merger Consideration, less (y) the exercise price per share of Company Common Stock of such Company Option (such amount, an “Option Payment” and, in the aggregate, with all such Option Payments, the “Options Payment Amount”), plus (B) in each case when, if and to the extent payable hereunder, (1) an amount in cash or, if applicable, Parent Shares pursuant to Section 2.8(g), equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Initial Earnout Payment Amount, if any, plus (2) an amount in cash or, if applicable, Parent Shares pursuant to Section 2.8(g), equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Second Earnout Payment Amount, if any, plus (3) an amount in cash or, if applicable, Parent Shares pursuant to Section 2.8(g), equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Third Earnout Payment Amount, if any, plus (4) an amount in cash or Parent Shares pursuant to Section 2.8(g), equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Final Earnout Payment Amount, if any, plus (5) an amount in cash, equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Excess Amount, if any; plus (6) an amount in cash equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this Agreement and the Escrow Agreement, if any, plus (7) an amount in cash, equal to the product obtained by multiplying the number of Vested Option Shares subject to the Company Option by the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any (such aggregate amount described in the foregoing clauses (A) and (B), the “Option Consideration”). Notwithstanding anything to the contrary herein, no Option Consideration shall be paid following the fifth anniversary of the Closing Date and any Option Consideration that otherwise would become payable following such anniversary pursuant to this Agreement instead shall be forfeited by the former holders of Company Options without consideration therefor and shall be paid instead to the other Equityholders based on their pro rata portion of the Fully Diluted Number, after excluding the Company Options from such calculation, provided, that if such portion of the Option Consideration remains subject to a substantial risk of forfeiture for purposes of Section 409A of the Code as of such fifth anniversary date, such amounts shall not be forfeited and shall be paid to the applicable former holders of Company Options as soon as reasonably practicable after such substantial risk of forfeiture lapses, but in no event later than March 15 of the year following the year in which such substantial risk of forfeiture lapses. Following the Closing, any shares of Company Common Stock subject to a Company Option that are unvested as of the Closing shall be forfeited and canceled without consideration, and the Company Option shall no longer be exercisable by the former holder thereof.

(ii)    Prior to the Effective Time, the Company shall take any actions reasonably necessary to effect the transactions contemplated under this Section 2.6(d) under the Company Plan and all agreements evidencing Company Options.

(e)    Treatment of Company Warrant. Subject to Section 2.6(b)(viii), this Section 2.6(e), Section 2.7, Section 2.8, Article III and Article IX, the Company Warrant will, at the Effective Time, to the extent not previously exercised for shares of Company Capital Stock by the holder thereof, be terminated and convert, without payment by the holder of any exercise price, into the right of the holder of the terminated Company Warrant (each, a “Warrantholder”) to receive, in consideration of such termination (such aggregate amount, the “Warrant Consideration”), without interest, (i) an amount in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the product obtained by multiplying (A) the aggregate number of shares of Company Capital Stock issuable upon the exercise of such unexercised Company Warrant (collectively with respect to such Company Warrant, the “Warrant Shares”), by (B) the excess, if any, of (1) the Series A-1 Liquidation Preference Amount, less (2) the exercise price per share of Company Capital Stock of such Company Warrant (the “Warrant Preference Consideration”), plus (ii) an amount in in Parent Shares (based on the Market Value thereof) and cash (including cash in lieu of any fractional shares in accordance with Section 3.1(f)) equal to the Estimated Per Share Merger Consideration, if any, plus (iii) in each case when, if and to the extent payable hereunder, (A) an amount in cash or Parent Shares pursuant to Section 2.8(g) obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Initial Earnout Payment Amount, if any, plus (B) an amount in cash or Parent Shares pursuant to Section 2.8(g) obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Second Earnout Payment Amount, if any, plus (C) an amount in cash or Parent Shares pursuant to Section 2.8(g) obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Third Earnout Payment Amount, if any, plus (D) an amount in cash or Parent Shares pursuant to Section 2.8(g) obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Final Earnout Payment Amount, if any, plus (E) an amount in cash equal to the product obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Excess Amount, if any, plus (F) an amount in cash equal to the product obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Escrow Release Amount with respect to any amounts released to the Equityholders from the Escrow Fund from time to time pursuant to the terms of this

Agreement and the Escrow Agreement, if any, plus (G) an amount in cash equal to the product obtained by multiplying the number of Warrant Shares subject to the Company Warrant by the Per Share Reserve Fund Release Amount with respect to any amounts released to the Equityholders from the Reserve Fund from time to time pursuant to the terms of this Agreement, if any. Following the Effective Time, the Company Warrant shall no longer be exercisable by the holder thereof, but shall only entitle such holder to the payment of the applicable Warrant Consideration. The Company shall take all necessary actions, including providing any required notice to, and obtaining any required consents to the terms set forth in this Section 2.6(e) from, the Warrantholder as may be required under the terms of any agreement evidencing a Company Warrant, provided, that such actions shall expressly be conditioned upon the consummation of the Merger and shall be of no force or effect if this Agreement is terminated. Any Warrant Consideration the Warrantholder is entitled to receive pursuant to this Section 2.6(e) shall be rounded to the nearest whole cent.

Section 2.7    Post-Closing Purchase Price Adjustment.

(a)    Pre-Closing Estimate. Not later than three (3) Business Days before the Closing Date, the Company shall deliver to Parent the Company’s estimates, along with reasonable supporting detail thereof, of the Closing Debt (the “Estimated Closing Debt”), Closing Cash (“Estimated Closing Cash”), Unpaid Company Transaction Expenses (“Estimated Unpaid Company Transaction Expenses”), the Net Working Capital Amount (the “Estimated Net Working Capital Amount”) (including a reasonably detailed description of each component thereof) and, based upon such Estimated Net Working Capital Amount, the difference between the Estimated Net Working Capital Amount and the Targeted Net Working Capital Amount (such surplus, if applicable, the “Estimated Net Working Capital Surplus” and such deficit, if applicable, the “Estimated Net Working Capital Deficit”), such estimates to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent audited Company Financial Statements to the extent consistent with GAAP. Based on such estimates and prior to Closing, the Company and Parent shall in good faith calculate and mutually agree on estimates of such amounts to be used for purposes of determining the Estimated Initial Merger Consideration for purposes of Closing.

(b)    Calculation. As promptly as practicable, but in no event later than ninety (90) days following the Closing Date, Parent shall cause the Surviving Corporation, to deliver to the Equityholders Representative a schedule (the “Closing Date Schedule”), along with reasonable supporting detail thereof, setting for the Surviving Corporation’s calculation of the Initial Merger Consideration and sets forth in reasonable detail the Surviving Corporation’s calculation of Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, such calculations to be prepared in good faith and in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent audited Company Financial Statements to the extent consistent with GAAP.

(c)    Review; Disputes.

(i)    From and after the delivery of the Closing Date Schedule, Parent shall cause the Surviving Corporation to provide the Equityholders Representative and any accountants or advisors retained by the Equityholders Representative with reasonable access to the books and records of the Surviving Corporation during normal business hours for the purposes of: (A) enabling the Equityholders Representative and its accountants and advisors to calculate, and to review the Surviving Corporation’s calculation of, Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses; and (B) identifying any dispute related to the calculation of any of Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses in the Closing Date Schedule.

(ii)    If the Equityholders Representative disputes the calculation of any of Closing Debt, Closing Net Working Capital Amount, Closing Cash or Unpaid Company Transaction Expenses set forth in the Closing Date Schedule, then the Equityholders Representative shall deliver a written notice (a “Dispute Notice”) to Parent and the Escrow Agent at any time during the 30-day period commencing upon receipt by the Equityholders Representative of the Closing Date Schedule (as prepared by the Surviving Corporation in accordance with the requirements of Section 2.7(b)), (the “Review Period”). The Dispute Notice shall set forth the basis and amount for each dispute of any such calculation in reasonable detail together with relating supporting documentation and calculations, as well as the alternative calculation with respect to each of the components of the Closing Date Schedule.

(iii)    If the Equityholders Representative does not deliver a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, Parent’s calculation of Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule shall be deemed final and binding on Parent, the Surviving Corporation, the Equityholders Representative and the Equityholders for all purposes of this Agreement.

(iv)    If the Equityholders Representative delivers a Dispute Notice to Parent prior to the expiration of the Review Period, then the Equityholders Representative and Parent shall negotiate in good faith to reach agreement on Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses. Notwithstanding anything in this Agreement to the contrary (including in Section 10.11), if the Equityholders Representative and Parent are unable to reach agreement on Closing Debt, Closing Net Working Capital Amount, Closing Cash and Unpaid Company Transaction Expenses within thirty (30) days after the end of the Review Period either Party shall have the right to refer such dispute to a nationally or regionally recognized independent accounting firm mutually agreed by the parties, and if such firm declines to serve, such other nationally or regionally recognized independent accounting firm that is mutually agreed upon in writing by Parent and the Equityholders Representative, (such firm, or any successor thereto, being referred to herein as the “Accounting Firm”) after such 30-day period, provided, that the Parties may mutually agree in writing to extend such period before the dispute is referred to the Accounting Firm. In connection with the resolution of any such dispute by the Accounting Firm: (A) each of Parent and the Equityholders Representative shall have a reasonable opportunity to meet with the Accounting Firm; (B) the Accounting Firm shall determine Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses in accordance with the terms of this Agreement (and, for the avoidance of doubt, such determination shall be made strictly in accordance with the policies, conventions, methodologies and procedures used by the Company in preparing its most recent audited Company Financial Statements to the extent consistent with GAAP) within thirty (30) days of such referral and upon reaching such determination shall deliver a copy of its calculations (the “Determination”) to the Equityholders Representative, Parent and the Escrow Agent; and (C) the determination made by the Accounting Firm of Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses shall be final and binding on Parent, the Surviving Corporation, the Equityholders Representative and the Equityholders for all purposes of this Agreement, absent manifest error. In calculating Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses, (x) the Accounting Firm shall be limited to addressing any particular disputes referred to in the Dispute Notice and (y) each such amount shall be no greater than the higher corresponding amount calculated by the Equityholders Representative or Parent and no lower than the lower corresponding amount calculated by the Equityholders Representative or Parent. The Determination shall reflect in detail the differences, if any, between Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses reflected therein and Closing Debt, Closing Cash, Closing Net Working Capital Amount and Unpaid Company Transaction Expenses set forth in the Closing Date Schedule. The fees and expenses of the Accounting Firm shall be borne by Parent and the Equityholders Representative (on behalf of the Equityholders) in proportion to how close each Party’s position was to the determination of the Accounting Firm.

(d)    Payment Upon Final Determination of Adjustments.

(i)    If the Estimated Initial Merger Consideration is more than the Initial Merger Consideration, as finally determined in accordance with Section 2.7(c), then the Equityholders Representative and Parent shall promptly, an in any event within three (3) Business Days, send a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse funds in the amount of such deficiency to the Surviving Corporation (the “Shortfall Payment”).

(ii)    If the Initial Merger Consideration, as finally determined in accordance with Section 2.7(c), is more than the Estimated Initial Merger Consideration, then Parent shall, or shall cause the Surviving Corporation to, no later than three (3) Business Days after such determination, cause to be paid the amount of such discrepancy by wire transfer of immediately available funds to the Surviving Corporation (for payments in respect of Employee Options) and the Paying Agent (for all other payments) to be added to the Payment Fund for the benefit of, and to be distributed to, the Equityholders in accordance with Section 3.1 (the “Excess Payment”), provided, however, that no Per Share Excess Payment shall be paid unless and until each share of Company Preferred Stock has first received (measured since the Closing Date) its applicable payment of the Aggregate Liquidation Preference in accordance with this Agreement.

Section 2.8    Contingent Merger Consideration; Parent Shares.

(a)    Payment and Distribution of Contingent Merger Consideration; Review Rights.

(i)    The payment of the Contingent Merger Consideration, if any, will be made in accordance with this Section 2.8 and Article III.

(ii)    Notwithstanding anything in this Agreement, none of Parent, Merger Sub or any of their respective Affiliates (A) shall be under any obligation or have any duty to act in such a manner that would maximize the amount of, or the likelihood of existence of the Contingent Merger Consideration, (B) will owe any Equityholder any fiduciary or other similar duty in respect of the existence or magnitude of the Contingent Merger Consideration, or (C) will have any obligation, or shall be bound by an agreement or covenant of any kind, in respect of this Section 2.8 other than an obligation to comply with the covenants and agreements expressly set forth in this Section 2.8, it being the Parties’ intention that any implied covenants, agreements and/or obligations with respect to the development or commercialization of Company Contingent Products or the existence or magnitude of the Contingent Merger Consideration are expressly waived and disclaimed. Without limiting the foregoing, Parent and its Affiliates (including the Company following the Closing) shall not take any action with the primary and bad faith intention of avoiding or reducing the Contingent Merger Consideration.

(b)    Contingent Merger Consideration.

(i)    Within forty-five (45) days after each Contingent Payment Period has ended, Parent shall deliver a notice (each, a “Earnout Notice”) to the Equityholders Representative specifying the Net Revenue for such Contingent Payment Period and providing reasonable detail how such Net Revenue was calculated, and within sixty (60) days after each of the Contingent Payment Periods has ended, Parent shall pay, or cause the Surviving Corporation (with respect to Employee Options) and the Paying Agent (with respect to all other payments by delivering such funds to the Paying Agent for addition to the Payment Fund) to pay, to each Equityholder in respect of its Company Capital

Stock (other than Dissenting Shares), the Company Warrant and Company Options in accordance with Section 2.6 and Article III, an amount equal to the applicable Per Share Earnout Payment Amount for such Equityholder, to be paid in the method elected by Parent in accordance with Section 2.8(g), provided, however, that no Per Share Earnout Payment Amounts shall be paid unless and until each share of Company Preferred Stock (not including Dissenting Shares) has first received (measured since the Closing Date) its applicable payment of the Aggregate Liquidation Preference. Such Earnout Notice shall specify the method in which Parent has elected to pay the Per Share Earnout Payment Amount pursuant to Section 2.8(g). The amount of cash each Equityholder is entitled to receive pursuant to this Section 2.8 shall be rounded to the nearest whole cent.

(c)    Parent Acquisition. Upon the occurrence of a Parent Change of Control (i) for the avoidance of doubt, the successor to Parent shall continue to have the right to pay the Contingent Merger Consideration, if any, in Cash in its sole discretion pursuant to Section 2.8(g) and (ii) for the Contingent Earnout Period in which a Parent Change of Control is consummated, and any subsequent Contingent Earnout Period, the ending of such Contingent Earnout Period shall be extended by a full calendar year. For illustrative purposes only with respect to clause (ii), if the applicable Contingent Earnout Period is July 1, 2018 through June 30, 2019 and a Parent Change of Control is consummated on December 31, 2018, the Contingent Earnout Period during which such transaction is consummated would run from July 1, 2018 through June 30, 2020 and the following Contingent Earnout Period would then run from July 1, 2020 through June 30, 2021. For the avoidance of doubt, in the event more than one Parent Change of Control occurs during a Contingent Earnout Period, such Contingent Earnout Period shall be extended by a full calendar year for each Parent Change of Control that occurs during such Contingent Earnout Period.

(d)    Audit Rights.

(i)    During the thirty (30) day period following the delivery of an Earnout Notice and, upon the written request of the Equityholders Representative, the Equityholders Representative shall have the right to have an independent certified public accounting firm of internationally recognized standing reasonably acceptable to Parent be provided access during normal business hours, upon reasonable prior written notice, to such books and records of Parent as may be required to verify the accuracy of the calculation of Net Revenue during the applicable Contingent Payment Period for such Earnout Notice. Any and all records of Parent examined by such independent certified public accounting firm shall be deemed to be confidential information of Parent, and, prior to Parent providing such certified public accounting firm with such access, Parent and such certified public accounting firm shall have entered into a customary confidentiality agreement reasonably acceptable to Parent which shall provide, among other customary obligations, that any and all records of Parent shall not be disclosed by such independent certified public accounting firm to any third party or to the Equityholders Representative (except for the information expressly sought to be confirmed by the Equityholders Representative as set forth in this Section 2.8(d)). The Equityholders Representative (solely on behalf of the Equityholders) shall bear all costs of such audit. No Earnout Notice may be audited more than once. Unless disputed pursuant to Section 2.8(d)(ii), if, based on the results of any audit conducted under Section 2.8(d)(i), any additional Contingent Merger Consideration is owed to the Equityholders under this Agreement, then Parent shall make such additional payments within 10 Business Days after the accounting firm’s written report is delivered to the Parties.

(ii)    In the event of a dispute with respect to any audit conducted under Section 2.8(d)(i), the Equityholders Representative shall deliver a Dispute Notice to Parent. The Dispute Notice shall set forth the basis and amount for each dispute of any such calculation in reasonable detail together with relating supporting documentation and calculations, as well as the alternative calculation with respect to each of the components of Net Revenue. Parent and the Equityholders Representative shall work in good faith to resolve the disagreement. If Parent and the Equityholders Representative are

unable to reach a mutually acceptable resolution of any such dispute within 30 days (and do not choose to mutually agree in writing to extend such period of negotiations), the dispute shall be submitted to the Accounting Firm for resolution consistent with Section 2.7. The determination of the Independent Accounting Firm shall, in the absence of manifest error, be final and binding on the Parties.

(e)    Dissenting Shares. For the avoidance of doubt, the provisions of this Section 2.8 also shall apply to Dissenting Shares that lose their status as such, and the obligations of Parent under this Section 2.8 with respect to any Dissenting Shares shall commence on the date that such Dissenting Shares become non-Dissenting Shares, and the holder of such shares shall be entitled to receive in exchange for such shares the payments under this Section 2.8 to which such holder would otherwise have been entitled pursuant to Section 2.6 and Section 3.1 had such shares not been Dissenting Shares at the Effective Time.

(f)    Non-Assignment of Rights to Contingent Merger Consideration. No Equityholder may assign, delegate or otherwise transfer any of its rights to the Contingent Merger Consideration without the prior written consent of Parent (for clarity, such restriction shall not apply to any Parent Shares issued as a portion of the Contingent Merger Consideration). Any attempted or purported transfer in violation of this sentence will be null and void. The Company hereby acknowledges and agrees, and by their adoption of this Agreement, acceptance of consideration under this Agreement, and/or the delivery of the Letters of Transmittal contemplated by Section 3.1, the Equityholders acknowledge and agree, that: (i) the Contingent Merger Consideration does not represent any ownership or equity participation interest in the Company, Merger Sub, the Surviving Corporation or Parent and does not entitle any Equityholder to voting rights or rights to dividend payments, (ii) the Contingent Merger Consideration is solely represented by this Agreement and is not represented by any certificate, instrument or other delivery, (iii) the Contingent Merger Consideration is solely a Contractual right and is not a security for purposes of any securities Laws, and confers upon the Equityholders only the rights of a general unsecured creditor under applicable Law, (iv) the Contingent Merger Consideration does not bear interest and (v) the Contingent Merger Consideration is not redeemable.

(g)    Method of Payment for Contingent Merger Consideration.

(i)    At its sole discretion, Parent may choose to pay (or cause the Surviving Corporation or the Paying Agent to pay) the Contingent Merger Consideration in cash, Parent Shares or a combination of both, so long as the Parent Shares are issued in accordance with this Agreement and are in an amount equal to the Market Value of the applicable Per Share Earnout Amount, provided, however, that no Per Share Earnout Amounts shall be paid unless and until each share of Company Preferred Stock (not including Dissenting Shares) has first received (measured since the Closing Date) its applicable payment of the Aggregate Liquidation Preference in accordance with this Agreement.

(ii)    In no event shall the total number of Parent Shares issued hereunder (including, without limitation any Parent Shares issued as part of the Initial Merger Consideration or the Contingent Merger Consideration) exceed 19.9% of the total Parent Shares outstanding immediately prior to the Effective Time (not including any Parent Shares that are owned by Parent and without assuming the conversion or exercise of any options, warrants or other convertible securities) unless Parent has first obtained the required stockholder approval of the issuance of more than such number of Parent Shares pursuant to NASDAQ Marketplace Rule 5635.

Section 2.9    Parent Shares; Registration Statement.

(a)    The Parent Shares issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act by reason of Section 4(a)(2) thereof and/or Regulation D promulgated under the Securities Act and may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. Until the resale by the Equityholders of their Parent Shares has become registered (including pursuant to the Registration Statement) under the Securities Act, or otherwise transferable pursuant to an exemption from such registration otherwise required thereunder, the Parent Shares issued to the Equityholders shall be characterized as “restricted securities” under the Securities Act and, if certificated, shall bear the following legend (or if held in book entry form, will be noted with a similar restriction):

“THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND THE RESALE OF SUCH SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE RESOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION WITHOUT AN EXEMPTION UNDER THE SECURITIES ACT.”

Parent agrees to cooperate in a timely manner with the Equityholders holding Registrable Securities to remove any restrictive legends or similar transfer instructions from the Registrable Securities upon the registration of the Registrable Securities or in the event that the Registrable Securities are otherwise transferable pursuant to an exemption from registration otherwise required thereunder.

(b)    As promptly as reasonably practicable, and in any event no later than one (1) Business Day following the Initial Lock-Up Expiration Date, Parent shall file with the SEC, and use commercially reasonable efforts to cause to be declared effective as soon as reasonable practicable after filing, a shelf registration statement on Form S-1 or Form S-3 (including any amendments or supplements, the “Registration Statement”) and the prospectus (including any amendments or supplements, the “Prospectus”) forming part of the Registration Statement in compliance with Rule 415 under the Securities Act covering the resale on a continuous basis of all of the Initial Registrable Securities.

(c)    As promptly as reasonably practicable, and in any event within twenty (20) days following the issuance of Additional Registrable Securities, Parent shall file with the SEC, and use commercially reasonable efforts to cause to be declared effective as soon as reasonable practicable after filing (in the case of clause (1) below), either (1) a Registration Statement (or a post-effective amendment to a Registration Statement) covering the resale on a continuous basis of all of the Additional Registrable Securities or (2) in the event Parent determines that it may register the resale of such Additional Registrable Securities under an existing Registration Statement without an amendment thereto, a prospectus supplement (a “Prospectus Supplement”) under such Registration Statement covering the resale on a continuous basis of all of the Additional Registrable Securities.

(d)    To the extent Registrable Securities remain outstanding, Parent shall use commercially reasonable efforts to (i) keep effective the applicable Registration Statement registering the resale of such Registrable Securities (including any registration statement where a Prospectus Supplement was filed) filed pursuant to this Section 2.9 until such time that all Registrable Securities covered by the Registration Statement cease to constitute Registrable Securities hereunder (including by filing amendments and supplements to such Registration Statement or by filing a replacement Registration Statement) (the “Effectiveness Period”), provided, however, that in no event shall the Effectiveness Period last longer than five (5) years from the original date of effectiveness of the applicable Registration Statement; (ii) make and keep available adequate current public information, as those terms are defined in Rule 144; (iii) file with the SEC in a timely manner all reports and other documents required of Parent under the Securities Act and Exchange Act; and (iv) cause all such reports and other documents required to be filed by Parent under the Securities Act and Exchange Act (other than the information supplied (or to be supplied) by or on behalf of any of the Holders of Registrable Securities for inclusion or incorporation by reference in the applicable Registration Statement or Prospectus) at the time of sale of any Registrable Securities not to contain any untrue statement of material fact or omit to state a material fact required to be stated therein necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e)    As a condition to its obligations under this Section 2.9, Parent may require each Holder of Registrable Securities as to which any registration is being effected to (i) furnish Parent with such information regarding such Person that is necessary to satisfy the disclosure requirements relating to the registration and the distribution of such securities under the Securities Act and the rules and regulations promulgated thereunder as Parent may from time to time reasonably request in writing and (ii) promptly notify Parent in writing of any changes in the information set forth in the applicable Registration Statement after it is prepared regarding the Holder of Registrable Securities. None of the information supplied (or to be supplied) by or on behalf of any of the Holders of Registrable Securities for inclusion or incorporation by reference in the applicable Registration Statement or Prospectus will, at the time the Registration Statement is declared effective under the Securities Act (or with respect to any post-effective amendments or supplements thereto, at the time such post-effective amendments or supplements become effective under the Securities Act), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. For the purposes of this Section 2.9, a “Holder of Registrable Securities” refers solely to a holder of Registrable Securities as of or following the Closing Date.

(f)    Parent may, by two (2) days prior written notice to all the Holders of Registrable Securities (each, a “Blackout Notice”), (i) delay the filing of any Registration Statement or a request for acceleration of the effective date for a period not to exceed forty-five (45) days, which delay cannot occur more than two times in any one-year period, or (ii) suspend any Registration Statement after effectiveness and require that the Holders of Registrable Securities immediately cease sales of shares pursuant to any Registration Statement in the event that (A) Parent is engaged in any activity or transaction or preparations or negotiations for any activity or transaction that Parent desires to keep confidential for business reasons, if Parent determines in good faith that the public disclosure requirements imposed on Parent under the Securities Act in connection with such Registration Statement would require at that time disclosure of such activity, transaction, preparations or negotiations and such disclosure could result in imminent and material harm to Parent or (B) any other event occurs that makes any statement of a material fact made in such Registration Statement, including any document incorporated by reference therein, untrue or that requires the making of any additions or changes in such Registration Statement in order to make the statements therein not misleading. If Parent suspends any Registration Statement and requires the Holders of Registrable Securities to cease sales of shares pursuant to this Section 2.9(f), Parent shall, as promptly as reasonably practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be reasonably necessary to file or reinstate the effectiveness of such Registration Statement and give written notice to all Holders of Registrable Securities authorizing them to resume sales pursuant to such Registration Statement. If as a result thereof the Prospectus included in any Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised Prospectus with the notice to Holders of Registrable Securities given pursuant to this Section 2.9(f), and the Holders of Registrable Securities shall make no offers or sales of shares pursuant to such Registration Statement other than by means of such revised Prospectus. Parent need not specify the nature of the event giving rise to any delay or suspension in any notice to Holders of Registrable Securities.

(g)    Notwithstanding anything herein to the contrary, Parent shall not be required to take any action under this Section 2.9 unless and until Parent shall have filed the Needed Registration Statement Financials. Parent shall use commercially reasonable efforts to obtain, prepare and file the Needed Registration Statement Financials in accordance with the Exchange Act as promptly as reasonably practicable following the Closing and in no event later than the deadline required by Item 9.01 of Form 8-K under the Exchange Act.

(h)    Parent shall use commercially reasonable efforts to obtain approval for the listing on NASDAQ of all Parent Shares issued as part of any Contingent Merger Consideration hereunder as promptly as reasonably practicable in connection with the issuance thereof.

(i)    Parent shall pay all fees and expenses in connection with compliance with its obligations under this Section 2.9, including all fees and expenses in connection with the filing of any Registration Statement or Prospectus Supplement, the registering of the Registrable Securities, fees and expenses of compliance with securities or “blue sky” Laws, transfer agent fees, the maintenance of the effectiveness of the Registration Statement, and the listing of the Parent Shares on NASDAQ, including all registration, filing, qualification, printing, accounting and other fees and expenses, except that Parent shall not be responsible for the fees of the representatives of and counsel to, the Equityholders, including those with respect to any review and preparation of any Registration Statement or Prospectus Supplement (all of which shall be included as Unpaid Company Transaction Expenses or shall be payable by the Equityholders Representative out of the Reserve Fund).

(j)    Each Equityholder that will receive Parent Shares in connection with the transactions contemplated hereby shall be required to enter into a Lock-Up Agreement in substantially the form attached hereto as Exhibit G as a condition to receiving such Parent Shares.

ARTICLE III.

EXCHANGE OF COMPANY CERTIFICATES

Section 3.1    Exchange of Company Certificates.

(a)    Payment.

(i)    Prior to the Effective Time, Parent shall appoint Computershare Trust Company, N.A. or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Paying Agent”) for the purpose of exchanging the Merger Consideration to be paid pursuant to Section 2.6 for the Company Options (other than payments in respect of Employee Options), the Company Warrant, and the Company Certificates. Parent shall pay fifty percent (50%) of the fees and expenses of the Paying Agent.

(ii)    At or promptly following the Effective Time (and in any event on the Closing Date), Parent shall deposit or shall cause to be deposited with the Paying Agent by wire transfer of immediately available funds, for the benefit of the holders of shares of Company Capital Stock (other than Dissenting Shares), Company Options (other than Employee Options) and the Company Warrant, in each case entitled to receive a portion of the Merger Consideration pursuant to Section 2.6, (v) the Estimated Initial Merger Consideration, less (x) the product of (A) the number of Dissenting Shares and (B) the Per Share Merger Consideration (determined based upon the Estimated Initial Merger Consideration and before giving effect to the adjustments provided for in Section 2.8), and less (y) the Employee Options Payment Amount (as defined below) (such cash, the “Payment Fund”); provided, however, that Parent shall promptly thereafter deposit with the Paying Agent by wire transfer of immediately available funds any amounts by which the Payment Fund increases due to any Dissenting

Shares becoming non-Dissenting Shares in accordance with Section 3.2, for the benefit of the holders thereof. At the Effective Time, Parent shall deliver, or cause to be delivered, the Escrow Fund to the Escrow Agent and the Reserve Fund to the Equityholders Representative, in each case in accordance with Section 3.4, and Section 3.5. Parent may increase the amount of the Payment Fund from time to time by the amount of (A) any Excess Payment, (B) any Contingent Merger Consideration payable to the Equityholders pursuant to Section 2.8, or (C) any other amounts to be paid by or on behalf of Parent hereunder, in each case to the extent that the Paying Agent shall be utilized to facilitate payment of such amounts to the Equityholders, in which case Parent shall direct the Paying Agent to distribute such amounts to the Equityholders in accordance with this Agreement as promptly as practicable following the deposit of such amounts with the Paying Agent.

(iii)    At or promptly following the Effective Time, with respect to payments made in respect of Employee Options, Parent shall pay to the Surviving Corporation by means of a wire transfer of immediately available funds the portion of the Options Payment Amount to be paid in respect of Employee Options (the “Employee Options Payment Amount”), which amount Parent shall then cause to be paid with respect to such Employee Options by the Surviving Corporation through its payroll system at or as soon as reasonably practicable following the Closing, subject to any applicable withholding Taxes; provided, however, that each such Employee Optionholder delivers an executed consent agreement (the “Option Cancellation Agreement”) to the Surviving Corporation in the form attached as Exhibit H.

(b)    Exchange Procedures.

(i)    As promptly as reasonably practicable following the Closing Date, Parent shall mail, or shall cause the Paying Agent to mail, to each Equityholder entitled to receive a portion of the Initial Merger Consideration pursuant to Section 2.6 (other than Equityholders who only hold Employee Options in their capacity as such) (x) a Letter of Transmittal in the form attached as Exhibit I (a “Letter of Transmittal”), and (y) instructions for effecting the surrender or cancellation of each Company Certificate, Company Option or Company Warrant in exchange for the amount to be paid to such Equityholder pursuant to Section 2.6 in respect of such Company Certificate, Company Option or Company Warrant. For purposes of this Agreement, “Letter of Transmittal” shall be deemed to include all such other documents , as may be required to be delivered by an Equityholder pursuant to the instructions thereto, including, for the avoidance of doubt, with respect to any Equityholders receiving any part of the Merger Consideration in connection with this Agreement in the form of Parent Shares, the Stockholder Deliverables.

(ii)    Following the Closing:

A.    (1) each holder of Company Capital Stock (other than holders of Dissenting Shares) may deliver to the Paying Agent for cancellation such Equityholder’s Company Certificates, together with an executed and completed Letter of Transmittal covering the shares of Company Capital Stock represented by such Company Certificates, in which case (2) subject to the other provisions of this Article III, Parent shall cause the Paying Agent to deliver, in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration then payable in respect of such shares of Company Capital Stock pursuant to Section 2.6;

B.    (1) each Optionholder (other than Optionholders that only hold Employee Options) may deliver to the Paying Agent an executed and completed (x) Letter of Transmittal and (y) Option Cancellation Agreement, in each case covering such Optionholder’s Company Options (together, the “Optionholder Deliverables”), in which case (2) subject to the other provisions of this Article III, Parent shall cause the Paying Agent to deliver, in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration then payable in respect of such Company Options pursuant to Section 2.6; and

C.    (1) the Warrantholder may deliver to the Paying Agent an executed and completed (x) Letter of Transmittal and (y) a Joinder and Release Agreement, in each case covering such Warrantholder’s Company Warrant (together, the “Warrantholder Deliverables”), in which case (2) subject to the other provisions of this Article III, Parent shall cause the Paying Agent to deliver, in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration then payable in respect of such Company Warrant pursuant to Section 2.6.

(iii)    To the extent that any Equityholder has not delivered to the Paying Agent an executed and completed Letter of Transmittal, together with Company Certificates (in the case of Company Capital Stock), executed and completed Optionholder Deliverables (in the case of Company Options other than Employee Options), or executed and completed Warrantholder Deliverables (in the case of the Company Warrant), covering all of the shares of such Company Capital Stock, Company Options and/or the Company Warrant, as applicable, held by such Equityholder as of the Closing in accordance with Section 3.1(a)(ii), then, upon surrender of (x) in the case of a holder of Company Capital Stock, Company Certificates for cancellation and a completed and executed Letter of Transmittal covering the shares of Company Capital Stock represented by such Company Certificates, (y) in the case of an Optionholder, completed and executed Optionholder Deliverables and (z) in the case of a Warrantholder, completed and executed Warrantholder Deliverables, in each case to Parent or the Paying Agent, the Company Certificates, Company Options and the Company Warrant so surrendered shall forthwith be canceled, and the holder of such Company Certificates, Company Options or the Company Warrant, as applicable, shall be entitled to receive in exchange therefor, and Parent shall deliver or cause the Surviving Corporation or the Paying Agent to deliver, subject to the other provisions of this Article III and in the manner designated in the applicable Letters of Transmittal, the portion of the Merger Consideration (in either, or both, Parent Shares or cash) then payable in respect of such shares of Company Capital Stock formerly represented by such Company Certificate (and the Company Certificates so surrendered shall forthwith be canceled), Company Options or the Company Warrant. Following the Paying Agent’s receipt of (A) an Excess Payment, (B) any Contingent Merger Consideration or (C) any other amounts to be paid by the Paying Agent to the Equityholders on behalf of Parent, Parent will in each case cause the Paying Agent to promptly pay to each Equityholder (other than with respect to Dissenting Shares or Employee Options) such consideration payable to each Equityholder pursuant to this Agreement, provided, however, that no such payments shall be paid unless and until each share of Company Preferred Stock (not including Dissenting Shares) has first received (measured since the Closing Date) its applicable payment of the Aggregate Liquidation Preference in accordance with this Agreement; provided, further, that if any such amount is payable prior to receipt of surrendered Company Certificates (and a completed and executed Letter of Transmittal), or executed and completed Optionholder Deliverables or Warrantholder Deliverables, as the case may be, then payment of the portion thereof applicable to such unsurrendered Company Certificates, Company Options or the Company Warrant, as the case may be, shall be made upon, and as promptly as practicable following, surrender and delivery thereof (together with the other applicable deliverables described in this proviso) in accordance with this Agreement. Until so surrendered as contemplated by this Section 3.1, each outstanding Company Certificate shall, subject to Section 3.2, be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive upon such surrender the Capital Stock Payment payable in respect of such Company Certificate as set forth in Section 2.6. No interest will be paid or accrued on any Capital Stock Payment, Option Consideration or Warrant Consideration, except as otherwise expressly provided herein. In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, the Capital Stock Payment payable in respect of such shares of Company Capital Stock may be issued to a transferee if the Company Certificate representing such shares of Company Capital Stock is properly endorsed and presented to the Paying Agent, accompanied by any documents reasonably required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid.

(c)    Lost, Stolen or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and (ii) the execution and delivery to the Paying Agent or Parent by such Person of an indemnity agreement in form and substance reasonably acceptable to the Paying Agent or Parent, as applicable, Parent shall, subject to Section 3.1(a) and Section 3.1(b), issue or cause the Paying Agent to issue, in exchange for such lost, stolen or destroyed Company Certificate, the amount of cash, without interest, that such Person would have been entitled to receive pursuant to Section 2.6 had such Person surrendered such lost, stolen or destroyed Company Certificate to the Surviving Corporation or the Paying Agent in accordance with Section 3.1(a) and Section 3.1(b) (and, for the avoidance of doubt, such Person shall have the right to receive the applicable portions of the amounts set forth in clauses (A) through (C) of Section 3.1(b)(iii) above).

(d)    No Liability. Notwithstanding anything to the contrary in this Section 3.1, neither the Company, Merger Sub, Parent nor the Surviving Corporation shall be liable to any Person for any amount properly paid to a public official pursuant to any abandoned property, escheat or similar Law.

(e)    Withholding. Parent, Merger Sub, the Surviving Corporation, the Company and the Paying Agent, and all of their affiliates, successors, and assigns, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock, Company Options or the Company Warrant such amounts as Parent, Merger Sub, the Surviving Corporation, the Company and the Paying Agent, and any of their affiliates, successors, and assigns, as applicable, are required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent, and any of their affiliates, successors, and assigns, as applicable, and paid over to the applicable Government Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Capital Stock, Company Options or the Company Warrant in respect of whom such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent or any such affiliate, successor or assign.

(f)    No Fractional Shares. No fractional Parent Shares shall be issued in exchange for shares of Company Capital Stock, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of shares of Company Capital Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after taking into account all Company Certificates delivered by such holder and the aggregate number of shares of Company Capital Stock represented thereby) shall receive, in lieu thereof, Cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a Parent Share multiplied by the Market Value thereof.

Section 3.2    Dissenting Shares.

(a)    Notwithstanding anything to the contrary contained in this Agreement, to the extent that the provisions of Section 262 of the DGCL are or prior to the Effective Time may become applicable to the Merger, then any share of Company Capital Stock that, as of the Effective Time, is or may carry appraisal rights under Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the applicable Per Share Class Amount, and the holder or holders of such share shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL; provided, however, that if the status of any such share as a share carrying appraisal rights shall not be perfected or shall be withdrawn, or if any such share shall lose its status as a share carrying appraisal rights, then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such share shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate representing such share) the applicable Per Share Class Amount in accordance with Section 2.6.

(b)    The Company shall give Parent (i) prompt notice (within one calendar day of receipt) of any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Capital Stock pursuant to Section 262 of the DGCL and of any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

Section 3.3    Escrow. At the Closing, Parent shall deliver the sum of $7,500,000 (the “Escrow Fund”) to the Bank of New York Mellon (the “Escrow Agent”), to hold in accordance with the terms of the escrow agreement to be executed at the Closing by Parent, the Escrow Agent and the Equityholders Representative in the form attached hereto as Exhibit J (the “Escrow Agreement”). Within three (3) Business Days following the Escrow Expiration Date, each of Parent and the Equityholders Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to the Surviving Corporation or the Paying Agent for further distribution to the Equityholders in respect of the Company Capital Stock (other than with respect to Dissenting Shares), the Company Warrant and Company Options in accordance with Section 2.6 and Article III, the balance of the Escrow Fund, together with any earnings thereon pursuant to the Escrow Agreement (if any), less the sum of the aggregate amount of all claims for indemnification asserted in writing and in good faith by Parent prior to the Escrow Expiration Date pursuant to and in accordance with Article IX hereof and the Escrow Agreement, to the extent not paid or satisfied prior to the Escrow Expiration Date, provided, however, that no Per Share Escrow Release Amount shall be paid unless and until each share of Company Preferred Stock (not including Dissenting Shares) has first received (measured since the Closing Date) its applicable payment of the Aggregate Liquidation Preference in accordance with this Agreement.

Section 3.4    Reserve Fund. At the Closing, Parent shall deliver the sum of $500,000 (the “Reserve Fund”) to the Equityholders Representative, in its capacity as such, for the payment of expenses incurred by the Equityholders Representative in performing its duties pursuant to this Agreement in accordance with Section 10.1 and as otherwise directed by the Advisory Group. The Equityholders Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Reserve Fund other than as a result of its gross negligence or willful misconduct. The Equityholders Representative is not acting as a withholding agent or in any similar capacity in connection with the Reserve Fund, and has no tax reporting or income distribution obligations. The Equityholders will not receive any interest on the Reserve Fund and assign to the Equityholders Representative any such interest. Subject to Advisory Group approval, the Equityholders Representative may contribute funds to the Reserve Fund from any consideration otherwise distributable to the Equityholders. The release to the Equityholders (other than with respect to Dissenting Shares) of any remaining portion of the Reserve Fund shall be made in accordance with Section 10.1.

Section 3.5    No Further Ownership Rights in Shares of Company Capital Stock; Closing of Company Transfer Books. At and after the Effective Time, each holder of Company Capital Stock shall cease to have any rights as a stockholder of the Company, except for, in the case of a holder of Company Capital Stock (other than shares to be canceled pursuant to Section 2.6(a) or Dissenting Shares), the right to surrender his, her or its Company Certificate in exchange for the Capital Stock Payment or, in the case of a holder of Dissenting Shares, to perfect his, her or its right to receive payment for his or her shares of Company Capital Stock pursuant to the DGCL, and no transfer of shares of Company Capital Stock shall be made on the stock transfer books of the Surviving Corporation. At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Capital Stock shall thereafter be made. If, after the Effective Time, Company Certificates are presented to Parent, the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged as provided for in this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement by the Company to Parent and Merger Sub, the Company shall deliver to Parent and Merger Sub a confidential disclosure schedule (the “Company Disclosure Schedule”). Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

Section 4.1    Corporate Status. The Company (a) is duly incorporated, validly existing and in good standing under the Laws of the state of Delaware, (b) has all requisite corporate power and authority to carry on its Business and (c) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its Business requires it to be so qualified, licensed or authorized. True and complete copies of (a) the Organizational Documents of the Company, each as amended and in effect as of the date of this Agreement, (b) the stock records of the Company and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the Company Board of Directors and all committees thereof have been made available to Parent. There has not been any violation of any of the provisions of the Organizational Documents of the Company and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the stockholders of the Company, the Company Board of Directors or any committees thereof. The Company is not subject to Section 2115 of the California General Corporation Law.

Section 4.2    Authority and Enforceability.

(a)    The Company has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly authorized by the board of directors of the Company (the “Company Board of Directors”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement, other than the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other Parties to this Agreement) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by or subject to (a) bankruptcy, insolvency, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally or (b) the effect of rules of Law and general principles of equity, including those governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (the “Enforceability Exceptions”).

(b)    At a meeting duly called and held, the Company Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of the Company’s stockholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby and (iii) unanimously resolved (subject to Section 6.4) to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.3    No Conflict; Government Authorizations.

(a)    The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the Ancillary Documents to which the Company is or will be a party, and the consummation by the Company of the transactions contemplated by this Agreement or the Ancillary Documents to which the Company is or will be a party, does not and will not (i) conflict with, or result in any violation of the Company’s Organizational Documents; (ii) subject to the matters described in Section 4.3(b), conflict with or result in a violation of any material Permit or Law applicable to the Company or its assets; or (iii) result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give rise to any rights of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (not including Permitted Encumbrances) upon any of the rights or assets of the Company pursuant to any Contract of the Company.

(b)    No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by the Company in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby, other than the filing of the Certificate of Merger or other documents with the Secretary of State of the State of Delaware.

Section 4.4    Capitalization.

(a)    As of the date hereof, the authorized capital stock of the Company consists of (i) 70,000,000 shares of Company Common Stock, of which 1,440,156 shares are issued and outstanding, (ii) 1,148,000 shares of Series A Preferred Stock, 1,100,000 of which are issued and outstanding (iii) 5,517,526 shares of Series A-1 Preferred Stock, all of which are issued and outstanding, (iv) 14,799,998 shares of Series B Preferred Stock, all of which are issued and outstanding and (v) 28,002,489 shares of Series C Preferred Stock, of which 27,939,010 are issued and outstanding. All issued and outstanding shares of Company Capital Stock have been, and all shares of Company Capital Stock that may be issued pursuant to the Company Plan or the Company Warrant will, when issued, be, duly authorized, validly issued, fully paid, and are nonassessable and free and clear of any and all Encumbrances and free and clear of any covenant, condition, restriction, voting trust arrangement or adverse claim of any kind and have been issued in compliance with all applicable federal and state securities Laws. There are no outstanding options, warrants or other rights to acquire Company Capital Stock, other than (x) Company Options representing in the aggregate the right to purchase 13,640,919 shares of Company Common Stock under the Company Plan and (y) the Company Warrant representing in the aggregate the right to purchase 48,000 shares of Company Capital Stock. No shares of the Company Capital Stock (1) are subject to preemptive rights or rights of first refusal or (2) were issued in violation of any preemptive, subscription or other similar rights under any provision of applicable Law, the Company’s Organizational Documents or any Company Contract.

(b)    Section 4.4(b) of the Company Disclosure Schedule sets forth for each outstanding Company Option as of the date hereof, the name of the holder of such Company Option, an indication of whether or not such holder is an Employee Optionholder, the date of grant of such Company Option, the number or amount of securities as to which such Company Option is exercisable, the vesting schedule of such Company Option and the exercise price of such Company Option. No Company Option (i) has an exercise price that is less than the fair market value of a share of Company Common Stock as of the date such Company Option was granted as determined in a manner not inconsistent with Section 409A of the Code, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Option (all within the meaning of Section 409A of the Code and the Treasury Regulations thereunder), or (iii) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of Section 409A of the Code and the Treasury Regulations thereunder).

(c)    The Company does not own, directly or indirectly, any equity or other similar interest, or any right (contingent or otherwise) to acquire any such interest, in any other Person or in any joint venture.

(d)    Except as otherwise set forth in this Section 4.4, there are no securities, options, warrants, restricted stock, stock appreciation rights, restricted stock units, phantom stock, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities or securities convertible into, or linked to or exchangeable for equity interests or voting securities of the Company or any of its Subsidiaries or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Except as set forth in the Company’s Organizational Documents there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company. There are no bonds, debentures, notes or other Debt of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company’s voting securities or interests may vote.

Section 4.5    Financial Statements; Undisclosed Liabilities.

(a)    The Company has made available to Parent copies of (i) the reviewed financial statements (including the balance sheet and the related statement of operations, stockholders’ deficit and cash flows) as of and for the year ended December 31, 2014, (ii) the audited consolidated financial statements of the Company (including the balance sheet and the related statements of operations, stockholders’ deficit and cash flows) as of and for the years ended December 31, 2015 and December 31, 2016 and (iii) the unaudited consolidated financial statements of the Company as of and for the five (5) months ended May 31, 2017 (the “Balance Sheet Date”) (collectively, the “Company Financial Statements”). The Company Financial Statements (x) (including in each case, the notes thereto, if any) present fairly, in all material respects, the combined financial position and results of operations and cash flows of the Company as of the dates thereof and for the periods covered thereby, and (y) have been prepared in accordance with GAAP, consistently applied, subject, in the case of the unaudited Company Financial Statements, to normal year-end adjustments (none of which individually or in the aggregate will be material in amount) and the absence of footnotes. The Company Financial Statements have been prepared from books and records maintained by the Company.

(b)    The books of account and other financial records of the Company have been kept accurately in the ordinary course of business consistent with applicable Laws, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company have been properly recorded therein in all material respects. The Company has in place systems of internal accounting controls that are customary for companies at the same stage of development as the Company designed to (i) provide reasonable assurances regarding the reliability of the Company Financial Statements, including that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Company Financial Statements. Since December 31, 2016, there has been no change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad Debts, contingent liabilities or otherwise), of the Company.

(c)    The Company does not have any Liabilities of the type required to be set forth in the liabilities column of a balance sheet prepared in accordance with GAAP except for (i) Liabilities which are adequately reflected or provided for on or disclosed on the face of the most recent balance sheet included in the Company Financial Statements, (ii) current Liabilities incurred in the ordinary course of business since the date of the unaudited balance sheet included in the Company Financial Statements, (iii) obligations to be performed under the executory portion of any Contracts (other than obligations due to breaches or non-performance under such Contracts), or (iv) Liabilities incurred under this Agreement or in connection with the transactions contemplated hereby. The Company does not have any Liabilities except for (i) Liabilities which are adequately reflected or provided for on or disclosed on the face of the most recent balance sheet included in the Company Financial Statements, (ii) current Liabilities incurred in the ordinary course of business since the date of the unaudited balance sheet included in the Company Financial Statements, (iii) obligations to be performed under the executory portion of any Contracts (other than obligations due to breaches or non-performance under such Contracts), (iv) Liabilities incurred under this Agreement or in connection with the transactions contemplated hereby or (v) Liabilities that are not required to be disclosed in the Company Disclosure Schedule in connection with any representation or warranty of the Company under this Article IV because of a materiality, dollar or Knowledge threshold or qualifier in such representation or warranty.

Section 4.6    Absence of Certain Changes. Except as contemplated by this Agreement, between December 31, 2016 and the date of this Agreement, there has not been, occurred or arisen:

(a)    any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, any Material Adverse Effect; or

(b)    any action, change or event that would have been a violation of Section 6.1 if taken or occurring after the date hereof.

Section 4.7    Taxes.

(a)    (i) The Company has timely filed with the appropriate Governmental Authority all income and other material Tax Returns required to be filed by it through the date hereof (taking into account all applicable valid extensions); (ii) all such Tax Returns are complete and accurate in all material respects, and (iii) all material Taxes payable by the Company (whether or not shown as payable on any Company Tax Returns) have been paid, and there are no Encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than Permitted Encumbrances.

(b)     The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c)    There are no Tax Proceedings by any Governmental Authority in progress involving the Company. The Company has not received a written notice from any Governmental Authority of any Tax Proceeding that is pending, threatened or contemplated, or, to the Company’s Knowledge, is any Governmental Authority currently threatening or contemplating any such Tax Proceedings.

(d)    The Company has received no written, or other than in writing to the Company’s Knowledge, claim, proposal or assessment of any deficiency for Taxes with respect to the Company from any Governmental Authority, which deficiency has not yet been settled. The Company has not agreed to any waiver or extension of the statutory period of limitations with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such waiver or extension. The Company has not been informed in writing, or other than in writing to the Company’s Knowledge, by any Governmental Authority that such Governmental Authority believes that the Company was required or may be required to file any Tax Return that was not filed.

(e)    The Company is not party to, is not bound by, and has no obligation under, any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement, except for customary gross-up or indemnification provisions in credit agreements, derivatives, leases or similar commercial agreements entered into in the ordinary course of business.

(f)    The Company does not have any Liability for the Taxes of any other Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, or (iii) otherwise by operation of Law.

(g)    The Company has not participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(h)    The Company has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(i)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Effective Time, (ii) “closing agreement” as described in Section 7121 of the Code (or comparable provision of state, local or foreign Tax Law) executed prior to the Effective Time, (iii) installment sale or open transaction disposition made prior to the Effective Time, (iv) intercompany transaction entered into or excess loss account created described in Section 1502 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or non-U.S. Law) prior to the Effective Time, (v) prepaid amount or advance payment received prior to the Effective Time outside the ordinary course of business, or (vi) election under Section 108(i) of the Code made prior to the Effective Time.

(j)    The Company has not been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

(k)    No compensation has been or would reasonably be expected to be includable in the gross income of any Service Provider of the Company or any of its Subsidiaries prior to the payment thereof as a result of the operation of Section 409A of the Code. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “parachute payment” under Section 280G of the Code (or any corresponding provision of state, local, or foreign Tax Law) that is subject to deduction limitations or excise taxes as a result of the operation of Section 280G of the Code.

(l)    The Company is not a party to any joint venture, partnership or, to the Company’s Knowledge, other arrangement or Contract which is classified as a partnership for Tax purposes.

(m)    Nothing in this Section 4.7 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date or (ii) any Tax position that Parent or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date.

Section 4.8    Legal Proceedings; Governmental Orders. There are and, since January 1, 2013, has been no Actions pending by or against or, to the Knowledge of the Company, threatened against, the Company or any executive officer or director of the Company in his or her capacity as such, and the Company is not, and since January 1, 2013, has not been, subject to any Governmental Order that restricts the activities of the Business. There is no Action pending by the Company or which the Company intends to initiate against any other Person.

Section 4.9    Compliance with Laws; Permits; Filings.

(a)    The Company is, and since January 1, 2013, has been in compliance with, conducts its Business and research and development activities, including clinical studies, in compliance with, all applicable Laws. Since January 1, 2013, the Company has not received any notice from any Governmental Authority to the effect that the Company is not in compliance with any applicable Law.

(b)    The Company holds, and is operating in compliance with, all Permits that are necessary for the conduct of its Business as presently conducted and as currently proposed to be conducted by the Company. Section 4.9(b) of the Company Disclosure Schedule sets forth a true and complete list of each such Permit. All such Permits are, and since January 1, 2013, have been, valid, and in full force and effect, the Company is not and, since January 1, 2013, has not been in violation or default of any Permit held by it and the Company has not received any notification from any Governmental Authority that it intends to or is threatening to revoke, suspend, modify or limit any Permit. The Company has fulfilled and performed all of its obligations with respect to the Permits, and, to the Knowledge of the Company, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Permit.

Section 4.10    Environmental Matters.

(a)    The Company complies, and has complied, with all applicable Environmental Laws.

(b)    There is not now and has not been any Hazardous Materials used, generated, treated, stored, transported, disposed of, or released by the Company from any real property leased or owned by the Company and used in the Business except in full compliance with all applicable Environmental Laws.

(c)    The Company has not received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Materials or alleged violation of, or non-compliance with, any Environmental Law.

(d)    There are no Liabilities of the Company arising under or relating to any Environmental Law or any Hazardous Materials and, to the Knowledge of the Company, there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such Liability.

(e)    There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge in relation to the Business of the Company or any property or facility now or previously owned or leased by the Company that has not been delivered to Parent.

(f)    For purposes of this Section 4.10, the term “Company” shall include any entity that is, in whole or in part, a predecessor of the Company.

Section 4.11    Employee Matters and Benefit Plans.

(a)    Section 4.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan. Each Company Benefit Plan complies in form and in operation, and has been administered in accordance with, its terms and the applicable requirements of ERISA, the Code and other applicable Law, in each case, in all material respects. Other than routine claims for benefits appeals of such claims and domestic relations order proceedings, there is no material action, suit, complain, charge, litigation, audit, investigation or proceeding, whether administrative, civil or criminal, in Law or in equity, or before any Governmental Authority or arbitrator (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened against or with respect to an Company Benefit Plan.

(b)    With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies, as applicable, of: (i) each such Company Benefit Plan, including all amendments thereto and the most recent summary plan description and summary of material modifications, (ii) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service and each currently pending request for such a letter with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, (iii) the most recent annual report (Form 5500 series) filed with the Internal Revenue Service, (iv) any related trust or funding agreements, and (v) all filings, records and notices, in each case, concerning audits or investigations by any Governmental Authority.

(c)    Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code either (i) has received a current favorable determination letter from the Internal Revenue Service as to its qualified status or (ii) may rely upon a current prototype opinion letter from the Internal Revenue Service. To the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to cause the loss of such qualified status.

(d)    No Company Benefit Plan is, and none of the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates has within the past six years sponsored, maintained, participated in, contributed to, or had any obligation (contingent or otherwise) with respect to any (i) Multiemployer Plan (as such term is defined in Section 3(37) of ERISA), (ii) other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code, (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). No Company Benefit Plan provides any obligation to provide any of the following retiree or post-employment benefits to any Person: medical, accident, disability, life insurance, death or welfare benefits, except as required by the applicable requirements of Section 4980B of the Code or any similar state Law.

(e)    With respect to each Company Benefit Plan: (i) no material breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan have occurred, (ii) no liens, claims, charges, pledges, security interests, Encumbrances or other restrictions and limitations of any kind (collectively, “Liens”) have been imposed under the Code, ERISA or any other applicable Law, and (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), that would, in each case, reasonably be expected to result in material liability to the Company or its Subsidiaries.

(f)    Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any current or former Service Provider of the Company or any of its Subsidiaries to any payment; (ii) increase the amount of compensation or benefits due to any such Service Provider or any such group of Service Providers; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit. There is no Contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party which requires the Company or such Subsidiary to pay a Tax gross-up or reimbursement payment to any Person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Section 280G of the Code.

(g)    All payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums related to each Company Benefit Plan, including all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of any employees or other Service Providers, have been timely paid or made in full or, to the extent not yet due, properly accrued on the balance sheet in accordance with the terms of the Company Benefit Plan and all applicable Laws.

(h)    Each of the Company and each of its Subsidiaries, and, to the Knowledge of the Company, each professional employer organization (“PEO”) is, and during all relevant times has been, in compliance in all material respects with the applicable requirements of (i) Section 4980B of the Code and any similar state Law, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the Laws (including the proposed regulations) thereunder and (iii) the Patient Protection and Affordable Care Act of 2010, and all rules and official guidance promulgated thereunder. The obligations of all Company Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. For purposes of this Section 4.11(h) any representations with respect to any PEO shall be limited to the Knowledge of the Company and to such PEO’s compliance solely with respect to employees or former employees of the Company or the Company Subsidiaries and the Company Benefit Plans (or portion of each Company Benefit Plan) in which the Company, any of the Company Subsidiaries or their employees participate, or that have been co-adopted by the Company or any of the Company Subsidiaries.

(i)    None of the Company or any of its Subsidiaries has sponsored, maintained, contributed to, or has been required to sponsor, maintain, participate in or contribute to, any employee benefit plan, program, or other arrangement providing compensation or benefits to any employee or former employee (or any dependent thereof) which is subject to the Laws of any jurisdiction outside of the United States.

Section 4.12    Labor.

(a)    Within the past three years (i) neither the Company nor any of its Subsidiaries has experienced any strike, work stoppage, lockout, or other material labor dispute, and to the Knowledge of the Company no such strike, work stoppage, lockout or other material labor dispute is currently threatened; (ii) neither the Company nor any of its Subsidiaries has experienced any material grievance, claim of unfair labor practices, or other collective bargaining dispute; and (iii) to the Knowledge of the Company, no union organizing activity has been made or threatened by or on behalf of any labor organization, works council, or trade association with respect to employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is or has at any time been bound by any collective bargaining or similar agreement, and, to the Knowledge of the Company, there are no organizational campaigns, petitions, or other unionization activities seeking to authorize representation of any employee.

(b)    Neither the Company nor any of its Subsidiaries has implemented any employee layoffs in the past three years that would be reasonably likely to implicate the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar Law (collectively, the “WARN Act”).

(c)    There are no Proceedings against the Company or any of its Subsidiaries pending, or to the Company’s Knowledge, threatened to be brought or filed, before any Governmental Authority in connection with the employment of any current or former employee, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, with respect to payment of wages, salary or overtime pay or any other similar employment related matter arising under applicable employment Laws.

(d)    Each of Company and each of its Subsidiaries is, and has been for the last three years, in compliance in all material respects with all applicable Laws relating to employment and employment practices, workers’ compensation, terms and conditions of employment, worker classification, wages and hours, discrimination, immigration, collective bargaining, and the WARN Act. The Company and each of its Subsidiaries have properly classified their respective Service Providers as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes and has properly reported all compensation paid to such Service Providers for all purposes. The Company and each of its Subsidiaries have properly reported all compensation paid to such Service Providers for all purposes.

(e)    Section 4.12(e) of the Company Disclosure Schedule contains a true, correct and complete list of the names and current annual salary rates or current hourly wages, as applicable, bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location and leave status of all present employees of the Company and its Subsidiaries and each such employee’s status as being exempt or nonexempt from the application of state and federal wage and hour Laws applicable to employees who do not occupy a managerial, administrative, or professional position.

(f)    Section 4.12(f) of the Company Disclosure Schedule contains a list of all independent contractors, consultants, agents or agency employees currently engaged by the Company and its Subsidiaries, along with the position, date of retention and rate of remuneration for each such Person. The Company and its Subsidiaries do not engage or retain any independent contractors, consultants, agents or agency employees. Each such independent Contractor, consultant, agent or agency employee has entered into customary covenants regarding confidentiality and assignment of Intellectual Property in such Person’s agreement with the Company or the applicable Subsidiary, a copy of which has been previously delivered to Parent.

Section 4.13    Intellectual Property.

(a)    Section 4.13(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Intellectual Property that is both (i) owned by the Company or exclusively licensed to the Company and (ii) has been registered, issued, or otherwise granted by, or for which an application for registration, issue, or grant is pending with, a Governmental Authority.

(b)    To the Knowledge of the Company, (i) the conduct of the Business of the Company as currently conducted and as currently proposed to be conducted by the Company, does not infringe upon, misappropriate, violate or otherwise constitute the unauthorized use of, the Intellectual Property rights of any Person; and (ii) no claim is pending or threatened in writing or verbally against the Company alleging any of the foregoing; and (iii) the Company owns or has valid rights to use any Intellectual Property used by the Company in the conduct of the Business of the Company as currently conducted. The Company Products do not constitute “Licensed Products” (as defined therein) pursuant to any of the Contracts set forth in Section 4.13(b) of the Company Disclosure Schedule. All Company Intellectual Property is either (x) owned by, or subject to an obligation of assignment to, the Company, free and clear of all Encumbrances (other than Permitted Encumbrances) or other exceptions to title that restrict use by the Company of its Intellectual Property in any way or require the Company to make any payment or give anything of value as a condition to use in any way of such Intellectual Property, or (y) licensed to, the Company free and clear of all Encumbrances (other than Permitted Encumbrances).

(c)    None of the Patents included in the Company Intellectual Property is the subject of any litigation, reissue, interference, inter partes review, post grant review, reexamination, or opposition proceeding, and to the Company’s Knowledge, there has been no written threat that any such proceeding will hereafter be commenced. To the Company’s Knowledge, such Patents (excluding patent applications) (i) are valid and enforceable, (ii) have not been adjudged invalid or unenforceable in whole or in part, (iii) are not undergoing cancellation, inter partes review, post grant review, re-examination, termination or withdrawal proceedings and (iv) have been obtained in accordance with all applicable rules and regulations governing the prosecution of applications for such Patent. To the Company’s Knowledge, there are no issued Patents of any third party that could exclude or prevent the Company from practicing the Patents included in the Company Intellectual Property to conduct the Business of the Company as currently conducted or currently proposed to be conducted by the Company (including with respect to the research, development, testing, manufacture, use and other disposition and exploitation of the Company Products). To the Company’s Knowledge, no third party has interfered with any Patent included in the Company Intellectual Property.

(d)    All Patents and Trademarks included in the Company Intellectual Property that are owned by Company or exclusively licensed to Company have been filed, prosecuted and maintained in good faith and in a commercially reasonable manner and in compliance with applicable Law. To the Company’s Knowledge, all Company Intellectual Property (other than pending Patent applications and pending Trademark applications) is valid and enforceable and in full force and effect as of the date hereof, and has not lapsed, been abandoned, been disclaimed, been cancelled or been forfeited, in whole or in part, and, to the Company’s Knowledge, the appropriate information disclosure statements have been filed with the United States Patent and Trademark Office in a timely manner, and, to the Company’s Knowledge. No such Company Intellectual Property has been or is subject to any cancellation, nullification, inter partes review, post grant review, interference, opposition proceeding, reissue, reexamination, invalidity, or other similar proceeding challenging the scope, validity, inventorship, ownership, or registerability of such Company Intellectual Property and to the Company’s Knowledge there has been no written or verbal threat that any such proceeding will hereafter be commenced. Neither the Company nor, to the Company’s Knowledge, any of its Representatives engaged in prosecuting such Company Intellectual Property has engaged in any fraud, or violation of 37 C.F.R. §1.56, with regard to the prosecution or procurement of the Patents included in the Company Intellectual Property that are owned by Company.

(e)    Since January 1, 2013, there have not been any, nor are there any Actions pending, or, to the Company’s Knowledge, threatened in writing or verbally, against the Company (i) challenging or seeking to deny or restrict the use by the Company of the Company Intellectual Property or (ii) alleging that any services provided by, processes used by, or Company Products infringe or misappropriate any Intellectual Property right of any third party.

(f)    All application fees, maintenance fees, annuity fees, renewal fees or other similar payments to any Governmental Authority for each jurisdiction in which each Patent, Patent application, Trademark, Trademark application, trade name, trade name registration, brand name, brand name registration, service mark, service mark registration, Copyright, Copyright application, domain name or domain name application, whether issued or pending, that is owned by Company and included within the Company Intellectual Property has issued or is pending have been timely paid and all documents and certificates necessary to maintain such issuance or pendency have been filed with the relevant Governmental Authority.

(g)    To the Knowledge of the Company, (i) no third party is engaging in any activity that infringes, dilutes, violates or misappropriates the Company Intellectual Property; and (ii) no such claims or assertions have been made in writing against a third party by or on behalf of the Company or by or on behalf of the owner or licensor of any such Intellectual Property exclusively licensed to the Company.

(h)    The Company has used commercially reasonable efforts to maintain, protect, and preserve the security, confidentiality, value and ownership of all material confidential Know-How included in the Company Intellectual Property, including by requiring employees and consultants of Company, and any other Person that the Company has provided access to such confidential Know-How to execute a reasonably customary confidentiality agreement. To the Knowledge of the Company, no current or former employees or consultants, and no other Person is in violation in any material respect of any such confidentiality agreements with respect to such confidential Know-How.

(i)    The Company has not (i) transferred to a third party ownership of, (ii) granted to a third party any exclusive license of or right to use or option to obtain an exclusive license or right to use, (iii) authorized the retention of any exclusive rights to use Company Intellectual Property.

(j)    All past and present employees, officers, consultants and independent contractors of the Company with access to the Company’s confidential information with respect to its Business as currently conducted or were are parties to written agreements under which each such Person is obligated to maintain the confidentiality of confidential information of the Company. All past and present employees, officers, consultants and independent contractors of the Company who are, or have been, involved in the creation or development of Company Intellectual Property have executed written agreements pursuant to which such Persons have assigned to the Company all their rights in and to all Intellectual Property arising out of or relating to such Person’s activities with respect to the Company’s Business. To the Knowledge of the Company, no such officers, employees, consultants and independent contractors of the Company are in violation of such agreements.

(k)    Section 4.13(k) of the Company Disclosure Schedule sets forth a true and accurate list of all Contracts pursuant to which any right in, to or under any Company Intellectual Property (including all licenses, options, settlement agreements, coexistence agreements, consent agreements, assignments, security interests) has been granted (i) to the Company (other than off-the-shelf, shrink-wrap, or click-wrap licenses and/or other licenses for commercially available software with annual license fees under $50,000, employee assignment agreements, nondisclosure agreements, consulting agreements, material transfer agreements, clinical trial agreements, evaluation agreements and licenses or restricted use provisions that arise out of the purchase of reagents or components from suppliers or through catalogs), or (ii) by the Company to any other Person (other than agreements commonly generated in the ordinary course of business, including customary non-disclosure agreements and customary powers of attorney granted to the Company’s patent prosecution counsel solely for purposes of representing the Company before the United States Patent and Trademark Office or its foreign equivalent). The Company is in material compliance with the terms of all such agreements and other obligations and, with respect to sublicenses granted to the Company, to the Knowledge of the Company, the Company’s licensor is in compliance in all material respects with all agreements granting such Intellectual Property rights to such licensor. The Company has not entered into any Contract in which the Company has (i) granted any Person the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Company Intellectual Property, (ii) expressly agreed to indemnify any Person against any charge of infringement of any of the Company Intellectual Property, or (iii) granted any Person the right to control the prosecution of any of the Company Intellectual Property, in each case except as set forth in Section 4.13(k) of the Company Disclosure Schedule. The Company has not assigned, transferred, conveyed, or granted any licenses (or options to any licenses) to Intellectual Property that would have been Company Intellectual Property, but for such assignment, transfer, conveyance, license or option grant. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement (alone or in combination with any other event) and the compliance with the provisions of this Agreement do not and will not (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, (A) any license, sublicense or other agreement relating to any Company Intellectual Property owned by the Company or (B) any license, sublicense or other agreement as to which the Company is a party and pursuant to which any third party is expressly authorized by the Company to use any third party Intellectual Property, or (ii) otherwise conflict with, alter, or impair, any of the rights of the Company in any of the Company Intellectual Property, or the validity, enforceability, use, right to use, ownership, priority, duration, scope or effectiveness of any of the Company Intellectual Property.

(l)    There are no agreements, arrangements or understandings (including any licenses, options, settlement agreements, coexistence agreements, consent agreements, assignments, or security interests), in each case, whether written or oral, pursuant to which the Company is obligated to make payments or provide other consideration (in any form, including royalties, profit-share revenue, milestones, sublicense revenue and other contingent payments) to third parties for use of any Intellectual Property, and all money currently due and payable in connection with such agreements, arrangements and understandings have been satisfied in a timely manner. Section 4.13(l) of the Company Disclosure Schedule sets forth a list and description of any payments or other consideration (in any form, including royalties, profit-share revenue, milestones, sublicense revenue and other contingent payments) required to be made by the Company to any third party for use of any Intellectual Property pursuant to the terms of any agreements, arrangements and understandings set forth in Section 4.13(l) of the Company Disclosure Schedule.

(m)    No Governmental Authority has any right to (including any “step-in” or “march-in” rights with respect to), ownership of, or right to royalties or other payments for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Company Intellectual Property owned by or exclusively licensed to the Company. Without limiting the generality of the foregoing, no invention claimed or covered by any Patent Right within such Company Intellectual Property (i) was conceived or reduced to practice in connection with any research activities funded, in whole or in part, by the federal government of the United States or any agency thereof, (ii) is a “subject invention” as that term is described in 35 U.S.C. Section 201(e) or (iii) is otherwise subject to the provisions of the Bayh-Dole Act or any similar Law of any other jurisdiction, including with respect to any Patent Rights that are part of the Company Intellectual Property owned by the Company. No funding, facilities, or Personnel of any educational or research institution were used, directly or indirectly, to develop or create in whole or in part, any of the Company Intellectual Property owned by or exclusively licensed to the Company, and no educational institution has any right to, or right to royalties for, or to impose any requirement on the manufacture or commercialization of any product incorporating, any Company Intellectual Property that is, or is purportedly, owned by the Company.

Section 4.14    Material Contracts.

(a)    Section 4.14(a) of the Company Disclosure Schedule lists each of the following Contracts (other than Company Benefit Plans and other than Contracts with respect to the Company Intellectual Property or Leased Real Property) that is currently in effect to which the Company is a party or by which it is bound as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)    any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Debt or agreement providing for Debt;

(ii)    any Contract containing a covenant not to compete restricting the ability of the Company to compete in any line of business or in geographic area or during any period of time;

(iii)    any Contract which creates a partnership or joint venture or similar arrangement;

(iv)    each Lease;

(v)    any stockholders, investors rights or similar Contracts;

(vi)    any collective bargaining or other similar labor or union Contracts;

(vii)    any Contract relating to the acquisition, transfer, use, development, sharing or license of any Intellectual Property, other than confidentiality agreements, employment agreements, consulting agreements, material transfer agreements, evaluation agreements, clinical trial agreements and off-the-shelf, shrink-wrap, or click-wrap licenses and/or other licenses for commercially available software with annual license fees under $50,000;

(viii)    any Contracts, other than Contracts made in connection with this Agreement, relating to (i) the disposition of the Business or any assets of the Company (other than sales of inventory in the ordinary course of business), (ii) the purchase or sale or transfer of any outstanding Company Capital Stock, (iii) any merger, consolidation or business combination involving the Company, or (iv) restructuring or sale of the Company, its assets or the Business;

(ix)    any Contract that contains an option granted by Company (other than a Company Option or Company Warrant) or the grant by Company of any right of first refusal or right of first offer, right of first negotiation or similar right in favor of a party other than the Company or that limits or purports to limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(x)    any Contracts under which the Company has agreed to indemnify third parties (other than in the ordinary course of business) or which provide for earnouts or other contingent liabilities;

(xi)    any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or (B) the Company has guaranteed liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business consistent with past practice);

(xii)    any Contract with any Related Person other than confidentiality agreements, employment agreements, employment offer letters or consulting agreements entered into in the ordinary course of business consistent with past practice or Contracts relating to the issuance of Company Options or Company Capital Stock;

(xiii)    any agreements which purport to bind Affiliates of the Company to any material obligation;

(xiv)    any Contract that results in any Person holding a power of attorney from the Company other than any such Contract entered into in the ordinary course of business;

(xv)    Contracts (pursuant to which the Company or any other party thereto has continuing obligations) involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any Company Product;

(xvi)    each joint development agreement, joint venture agreement, collaboration agreement or similar such Contract relating to any Company Product;

(xvii)    each Contract pursuant to which a third party manages or provides services in connection with clinical trials relating to any Company Product;

(xviii)    each Contract (i) in which the Company has granted to a third party development rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any Company Product or (ii) in which the Company has agreed to purchase a minimum quantity of goods relating to any Company Product or has agreed to purchase goods relating to any Company Product exclusively from a certain third party;

(xix)    each Contract pursuant to which the Company obtains the Company Products or any components thereof;

(xx)    any Contract explicitly requiring payments by the Company in excess of $100,000 in the current fiscal year;

(xxi)    any Contract with a Governmental Authority that the Company reasonably expects to result in payments in excess of $100,000 in any twelve (12) month period after the Closing Date;

(xxii)    any Contract explicitly providing for receipts by the Company in excess of $100,000 in the current fiscal year;

(xxiii)    all Contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of Company, or income or revenues related to any Company Product of Company, where such payments are expected to exceed $50,000 in the twelve (12) month period following the date hereof;

(xxiv)    all Contracts with Major Customers or Major Suppliers; and

(xxv)    any Contract pursuant to which the Company has granted rights to manufacture, produce, assemble, license, market, distribute or sell any Company Product to any other Person and any Contract that affects the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell any Company Product.

(b)    Neither the Company, nor to the Knowledge of the Company, any other party to any Company Material Contract, is in material breach of or default under any Company Material Contract and, to the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time) will, or would reasonably be expected to (i) result in a material violation, breach or penalty under any of the provisions of any Company Material Contract, (ii) give any Person the right to declare a material default or exercise any remedy under any Company Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any such Company Material Contract, or (iv) give any Person the right to cancel, terminate or modify any Company Material Contract. The Company has not received any written notice or claim of any breach or default from the counterparty to any Company Material Contract. Each Company Material Contract is in full force and effect and is valid, binding and enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. True and complete copies of each written Company Material Contract have been made available to Parent prior to the date of this Agreement.

Section 4.15    Real Property. The Company does not own any real property. Section 4.15 of the Company Disclosure Schedule sets forth a true and complete list of all of the real property that is leased by the Company (the “Leased Real Property”). The Company has a valid, binding and enforceable leasehold interest in each Leased Real Property as provided in the applicable lease (a “Lease”), free and clear of any Encumbrances other than Permitted Encumbrances. The Company (a) is not in violation of any Lease and (b) has not been informed in writing that the lessor under any Lease has taken action or threatened to terminate the Lease before the expiration of the Lease, and, to the Knowledge of the Company, no other party to any Lease is in violation of such Lease. The Company has not assigned any Lease or subleased, sublicensed, or otherwise granted to any Person, the right to use or occupy any Leased Real Property.

Section 4.16    Company Property.

(a)    The Company has good and marketable, indefeasible, fee simple title to, or in the case of leased property and assets, has valid leasehold interests in, all tangible personal property and tangible assets reflected on the latest balance sheet included in the Company Financial Statements or acquired after the Balance Sheet Date, except for properties and assets sold since such date in the ordinary course of business consistent with past practices. None of such tangible property or tangible assets is subject to any Encumbrances (other than Permitted Encumbrances).

(b)    All leases of personal property are valid, binding and enforceable against the Company in accordance with their respective terms and, to the Knowledge of the Company, there does not exist under any such lease any default or any event which with notice or lapse of time or both would constitute a default.

(c)    The equipment owned by the Company has no material defects, is in good operating condition and repair and has been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and is adequate and suitable for its present uses.

(d)    All of the inventory of the Company is in good condition and free of any material defect or deficiency, is not obsolete, is useable or saleable in the ordinary course of business and, if saleable, is saleable at customary gross margins consistent with the past practices of the Company. The inventory levels maintained by the Company (i) are not excessive in light of their normal operating requirements and (ii) are adequate for the conduct of the Company’s operations in the ordinary course of business. The value of all items of obsolete and of below standard quality has been written down to the net realizable value or adequate reserves have been provided therefor.

(e)    The tangible property and tangible assets owned or leased by the Company, or which it otherwise has the right to use, constitutes all of the tangible property and tangible assets used or held for use in connection with the Business.

Section 4.17    Insurance. Section 4.17 of the Company Disclosure Schedule sets forth a true and complete list of all insurance policies relating to the assets, Business, operations, employees, officers or directors of the Company. The Company has made available to Parent true and complete copies of all such policies. All such policies are in full force and effect, and all premiums due and payable with respect thereto covering all periods have been paid, and no notice of pending cancellation or termination has been received with respect to any such policy. There are no pending claims under any such policies. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company.

Section 4.18    Finder’s Fee. Except as detailed and set forth in Section 4.18 of the Company Disclosure Schedule (for each Person identified therein, an accurate and complete copy of whose engagement agreement has been provided to Parent and whose fees and expenses shall be treated as an Unpaid Company Transaction Expense hereunder), the Company has not incurred any Liability to any party for any brokerage, investment bankers’ or finders’ fees or commissions in connection with the transactions contemplated by this Agreement.

Section 4.19    Affiliate Transactions. No present or former director, officer, employee, record or beneficial owner of five percent (5%) or more of the Company Capital, Affiliate or “associate”, members of any of their “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities and Exchange Act of 1934), of the Company (each of the foregoing, a “Related Person”), other than in its capacity as a director, officer or employee of the Company (i) is or was involved, directly or indirectly, in any business arrangement, transaction, Contract or other relationship (whether written or oral) with the Company or any assets or property thereof, (ii) directly or indirectly owned or owns, or otherwise had or has any right, title, claim, interest in, to or under, any asset, property or right, tangible or intangible, that is used by the Company (iii) is or was engaged, directly or indirectly, in the conduct of the Business of the Company, (iv) has any claim or cause of action against the Company or (v) owes any money to, or is owed any money by, the Company, other than for advances made to directors or officers of the Company in the ordinary course of business to meet reimbursable business expenses reasonably anticipated to be incurred by such individuals.

Section 4.20    Privacy and Information Security. All Personal Data that is used in or necessary for the conduct of the Business of the Company may be used by the Surviving Corporation in the same manner as used by the Company as of the date of this Agreement, and may be transferred to and processed by the Surviving Corporation as contemplated under this Agreement. To the Company’s Knowledge, the Company has not experienced any security breach or other incident resulting in the unauthorized access, use, or disclosure of Personal Data or other Company data, systems, or facilities. The Company is not a “covered entity” as that term is defined under HIPAA and is not in breach of any “business associate contract” as described in 45 C.F.R. § 164.504(e).

Section 4.21    Regulatory Matters.

(a)    The Company is and, since January 1, 2013, has been in material compliance with all Health Care Laws applicable to the Company or any assets owned or used by the Company, and the Company has not, since January 1, 2013 engaged in activities which are, as applicable, cause for civil penalties, or mandatory or permissive exclusion from any government healthcare program. The Company has not received any notification, correspondence or any other written or oral communication, including notification of any pending or threatened Action from any court, arbitrator, third-party or Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, the U.S. Department of Justice, or the U.S. Department of Health and Human Services Office of Inspector General, of potential or actual non-compliance by, or Liability of, the Company under any Health Care Laws, and to the Company’s Knowledge, no such Action is threatened. To the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to give rise to Liability of the Company under any Health Care Laws. The Company is not a party to and does not have any ongoing reporting obligations pursuant to or under any Order or corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Authority.

(b)    All Company Products are being, and at all times have been, developed, tested, labeled, manufactured, stored, imported, exported and distributed, as applicable, in compliance in all material respects with all applicable Laws, including, to the extent applicable, the Health Care Laws administered by the FDA, and all similar Laws of any other jurisdiction applicable to the Company or the Company Products, including, as applicable, those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices.

(c)    The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or in which the Company or the Company Products have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 812. No investigational device exemption filed by or on behalf of the Company with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any other Governmental Authority has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Company.

(d)    Neither the Company, nor to the Knowledge of the Company any of its officers, employees or agents, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in exclusion, suspension, debarment or ineligibility to participate in any government program under applicable Law, including, 21 U.S.C. Section 335a, and 42 U.S.C. 1320a-7. No Orders or Actions that would reasonably be expected to result in such a debarment, suspension, ineligibility, or exclusion of the Company are pending or, to the Company’s Knowledge, threatened, against the Company or any of its officers, employees or agents. All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom (collectively, the “Submissions”), utilized as the basis for or submitted in connection with any and all requests for a Regulatory Approval from any Governmental Authority relating to the Company, its Business and the Company Products, when submitted to the applicable Governmental Authority were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such Submissions have been submitted to such Governmental Authority

(e)    The Company has not had any Company Product or manufacturing site (whether Company-owned or that of a Contract manufacturer for the Company Products) subject to a Governmental Authority (including FDA or other Governmental Authority) shutdown or import or export prohibition, nor has the Company received any warning letter or untitled letter, report of inspectional observations, including FDA Form 483s, establishment inspection reports, notices of violation, clinical holds, enforcement notices, recall notices or other documents from any Governmental Authority, or any domestic or foreign institutional review board, privacy board or ethics committee approving any clinical trial involving any Company Product (a “Review Board”) or similar body, alleging a lack of compliance by the Company with any applicable Laws, Permits, or requests or requirements of a Governmental Authority, and to the Knowledge of the Company, no Governmental Authority is considering such action.

(f)    Section 4.21(f) of the Company Disclosure Schedule sets forth a list of (i) all recalls, field notifications, field corrections, market withdrawals or replacements, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (“Safety Notices”) since January 1, 2013; and (ii) the dates such Safety Notices, if any, were resolved or closed. To the Company’s Knowledge, there are no facts currently in existence that would be reasonably likely to result in (i) a material Safety Notice with respect to the Company Products, (ii) a material change in labeling of any the Company Products; or (iii) a termination or suspension of marketing or testing of any the Company Products.

(g)    The Company has made available to Parent complete and accurate copies of (i) all material filings with the FDA or equivalent Governmental Authority relating to all Company Products, (ii) all material correspondence with the FDA, or equivalent Governmental Authority relating to all Company Products and (iii) all material data, information, results, analyses, publications, and reports relating to all Company Products, including all clinical trial protocols, trial statistical analysis plans and published trial results (collectively, the “Material Product and Trial Information”). The Material Product and Trial Information is a true and correct representation in all material respects of the matters reflected therein.

(h)    The registration and regulatory files, dossiers and supporting materials of the Company with respect to the Company Products have been maintained in all material respects in accordance with all applicable Law. None of the material filings made by the Company with the FDA or an equivalent Governmental Authority or with any Review Board relating to any Company Product contained any untrue statement of a material fact or fraudulent statement or omitted to state any material fact necessary to make the statements therein not misleading, and neither the Company nor any of its officers, employees or, to the Company’s Knowledge, agents has committed any other act, or made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(i)    To the Company’s Knowledge, the Company has in its possession copies of all the material documentation in existence on or prior to the date hereof and required to be filed with the FDA, EMA, or equivalent Governmental Authority for the regulatory approval or registration, of any Company Product. All clinical trials relating to any Company Products that are required to be registered on clinicaltrials.gov have been properly and duly registered on clinicaltrials.gov.

(j)    The Company has disclosed or made available to Parent all material information as to the safety and efficacy of the Company Products.

(k)    To the Company’s Knowledge, there are no third party-pay coverage determinations or comparable decisions currently in existence that would reasonably be expected to adversely affect, in any material respect, the coverage or reimbursement of any Company Product or any procedure using a Company Product.

Section 4.22    Anticorruption Matters; Export Controls and Sanctions Matters.

(a)    Neither the Company, nor any of the Representatives of the Company acting on its behalf has, directly or indirectly, (i) taken any action in violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.), or (ii) offered, paid, given, promised to pay or give, or authorized the payment or gift of anything of value, directly or indirectly, to any Public Official, for purposes of (A) influencing any act or decision of any Public Official in his or her official capacity, (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty, (C) securing any improper advantage or (D) inducing such Public Official to use his or her influence with a Governmental Authority, or commercial enterprise owned or controlled by any Governmental Authority (including state-owned or controlled veterinary or medical facilities), in order to assist the Company or any Person related to the Company, in obtaining or retaining business. None of the Representatives of the Company are themselves Public Officials. There have been no false or fictitious entries made in the books or records of the Company relating to any payment that the FCPA prohibits, and the Company has not established or maintained a secret or unrecorded fund for use in making any such payments. The Company does not have knowledge of any pending issues with respect to violation of any applicable anticorruption Law, including the FCPA, relating to the Company.

(b)    Neither the Company, nor any of the Representatives of the Company acting on its behalf has, directly or indirectly, taken any action in violation of any applicable export control Law, trade or economic sanctions Law, or antiboycott Law, in the U.S. or any other jurisdiction, including: the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature. Neither the Company, nor any of the Representatives of the Company acting on its behalf, is listed on the U.S. Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons” or any other similar list.

Section 4.23    Major Customers and Suppliers. Section 4.23 of the Company Disclosure Schedule lists the ten (10) largest customers (measured by gross sales dollars) and the two (2) largest suppliers (measured by invoiced dollars) of the Business for the fiscal year ended December 31, 2016 (“Major Customers” and “Major Suppliers,” respectively) and the dollar amount of business conducted with each Major Customer and Major Supplier in such year. The Company is not engaged in any dispute with any Major Customer or Major Supplier, the Company is not in material breach of or in material default of any agreement with any of the Major Customers or Major Suppliers, to the Company’s Knowledge, no Major Customer or Major Supplier intends to cancel or otherwise substantially modify its relationship with the Company or to decrease materially or limit its services, supplies or materials to the Company or its usage or purchase of the services or products of the Business.

Section 4.24    Accounts Receivable and Bank Accounts. A true, correct and complete list of the accounts receivable of the Business as of the last day of the month prior to the date of this Agreement, showing the aging thereof, is included in Section 4.24(a) of the Company Disclosure Schedule. All accounts receivable of the Business have arisen from bona fide transactions in the ordinary course of business and are payable on ordinary trade terms. None of the accounts receivable of the Business (a) are, to the Knowledge of the Company, subject to any setoffs or counterclaims or (b) represent obligations for goods sold on consignment, on approval or on sale or return basis or subject to any other repurchase or return arrangement. Section 4.24(b) of the Company Disclosure Schedule sets forth a complete and correct list of (a) all banks or other financial institutions with which the Company have an account or maintain a safe deposit box, showing the account numbers and names of the persons authorized as signatories with respect thereto and (b) the names of all Persons holding powers of attorney from the Company, complete and correct copies of which have been provided to Parent.

Section 4.25    Products Liability.

(a)    No claim has been made or, to the Knowledge of the Company, threatened in connection with the product liability of any Company Product and no Governmental Authority has commenced or, to the Knowledge of the Company, threatened to initiate any Action or requested the recall of any Company Product, or commenced or, to the Knowledge of the Company, threatened to initiate any Action to enjoin the production of any Company Product.

(b)    The Company Products supplied by the Company have complied with all Laws and with all government, trade association and other mandatory and voluntary requirements, specifications and other forms of guidance.

(c)    No Company Product sold by the Company prior to the Effective Time contained any material quality, design, engineering, manufacturing or safety defect at the time of sale that materially and adversely affects the use, functionality or performance of such Company Product in a manner materially inconsistent with industry quality standards.

Section 4.26    Exclusivity of Representations of the Company. Except as expressly set forth in this Article IV and in the Company Certificate, neither the Company nor any Person on behalf of Company has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of the Company or the Company’s business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.

Section 4.27    Reliance. The Company expressly acknowledges and agrees that, except as set forth in Article V of this Agreement, none of Company, the Equityholders or any of their respective representatives is relying on any other representation or warranty of Parent, Merger Sub or any other Person, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Contemporaneously with the execution and delivery of this Agreement by Parent and Merger Sub to the Company, Parent and Merger Sub shall deliver to the Company a confidential disclosure schedule (the “Parent Disclosure Schedule”). Subject to the exceptions and qualifications set forth in the Parent Disclosure Schedule, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.1    Corporate Status. Each of Parent and Merger Sub (a) is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and (c) is duly qualified to do business and is in good standing in each of the jurisdictions in which the ownership, operation or leasing of its properties and assets and the conduct of its business requires it to be so qualified, licensed or authorized, except for those jurisdictions where the failure to be so qualified, licensed or authorized would not have a Parent Material Adverse Effect. True and complete copies of the Organizational Documents of Parent and Merger Sub, as amended and in effect as of the date of this Agreement, have been made available to the Company.

Section 5.2    Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its respective obligations hereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors (or equivalent governing body) of each of Parent and Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement by Parent or Merger Sub, the performance by Parent or Merger Sub of its respective obligations hereunder or the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, other than the approval of the transactions contemplated by this Agreement by Parent in its capacity as sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the other Parties to this Agreement) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.3    No Conflict; Government Authorization.

(a)    The execution and delivery of this Agreement, the performance by each of Parent and Merger Sub of its obligations hereunder and the Ancillary Documents to which each of Parent and Merger Sub is or will be a party, and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement and the Ancillary Documents to which each of Parent and Merger Sub is or will be a party, does not and will not (i) conflict with, or result in any violation of the Organizational Documents of Parent or Merger Sub; (ii) subject to the matters described in Section 5.3(b), conflict with or result in a violation of any material Permit or Law applicable to Parent or Merger Sub, or any of their respective assets; or (iii) result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or result in the creation of any Encumbrance (not including Permitted Encumbrances) upon any of the rights or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which it is bound or affected.

(b)    No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents to which each of Parent and Merger Sub is or will be a party or the consummation of the transactions contemplated hereby or thereby, other than (i) applicable requirements of the Exchange Act, including the filing of any Current Report on Form 8-K required to be filed in connection with the Merger, (ii) the filing of any Registration Statement, the Prospectus and any Prospectus Supplement under the Securities Act, if applicable, in connection with the issuance of Parent Shares as part of the Merger Consideration under this Agreement (iii) any filings required under state securities Laws, (iv) any filings required by NASDAQ and (v) the filing of the certificate of merger or other documents with the Secretary of State of the State of Delaware.

Section 5.4    Legal Proceedings. As of the date of this Agreement, there are no Actions pending by or against, or to the knowledge of Parent, threatened against, Parent or Merger Sub, or any of the directors or officers of Parent or Merger Sub in their capacity as directors or officers of Parent or Merger Sub, other than as described in the Parent SEC Reports.    As of the date of this Agreement, there are no Actions pending by or against, or to the knowledge of Parent, threatened against, Parent or Merger Sub, or any of the directors or officers of Parent or Merger Sub in their capacity as directors or officers of Parent or Merger Sub challenging or that would reasonably be expected to prevent or enjoin the transactions contemplated by this Agreement. Parent and Merger Sub are not subject to any Governmental Order that would prevent either Parent or Merger Sub from performing its respective obligations under this Agreement or consummating the transactions contemplated by this Agreement.

Section 5.5    Finder’s Fee. Parent and Merger Sub have not incurred any Liability to any party for any brokerage, investment bankers’ or finders’ fees or commissions in connection with the transactions contemplated by this Agreement.

Section 5.6    No Prior Activities. Merger Sub has not incurred any liabilities or obligations, except those incurred in connection with its organization and with the negotiation of this Agreement and the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement, including the Merger. Except as contemplated by this Agreement, Merger Sub had not engaged in any business activities of any type or kind whatsoever, or entered into any agreements or arrangements with any Person, or become subject to or bound by any obligation or undertaking. As of the date of this Agreement, all of the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Encumbrances (other than those created by this Agreement and the transactions contemplated by this Agreement).

Section 5.7    SEC Documents.

(a)    Parent has timely filed or furnished all registration statements, prospectuses, forms, reports, schedules, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the SEC since January 1, 2016 (the “Parent SEC Reports”). The Parent SEC Reports (after giving effect to all amendments thereto) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and all applicable rules and regulations thereunder. As of their respective filing dates, none of the Parent SEC Reports contained on their filing dates any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Report. As of the date hereof, Parent is eligible to file a Form S-3 Registration Statement.

(b)    Except as set forth in any Parent SEC Report, the financial statements of Parent, including the notes thereto, included in the Parent SEC Reports (the “Parent Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates, were prepared in accordance with GAAP (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under Form 10-Q under the Exchange Act) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments). Since December 31, 2016, there has been no material change in Parent’s accounting policies except as described in the notes to the Parent Financial Statements.

Section 5.8    Parent Shares. Upon issuance in accordance with this Agreement, the Merger Consideration consisting of Parent Shares will be duly authorized, validly issued, fully paid, freely transferable and non-assessable, free and clear of all Encumbrances imposed or created by or otherwise resulting from the acts or omissions of Parent (except for subject to the restrictions set forth in the Lock-Up Agreements).

Section 5.9    Cash Resources. Parent has sufficient cash resources to pay the cash portion of the consideration to be paid hereunder to Equityholders at the Closing.

Section 5.10    Exclusivity of Representations of Parent and Merger Sub. Except as expressly set forth in this Article V and in the Parent Certificate, neither Parent, nor Merger Sub, nor any Person on behalf of Parent or Merger Sub has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Parent’s business, including any representations or warranties about the accuracy or completeness of any information or documents previously provided, and any other such representations and warranties are hereby expressly disclaimed.

Section 5.11    Reliance. Parent and Merger Sub expressly acknowledge and agree that, except as set forth in Article IV of this Agreement, none of Parent, Merger Sub or any of their respective representatives is relying on any other representation or warranty of the Company or any other Person, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1    Conduct of the Company Prior to the Effective Time.

(a)    Unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise expressly required by this Agreement or set forth in Schedule 6.1 of the Company Disclosure Schedule, during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Effective Time and the termination of this Agreement pursuant to and in accordance with Section 8.1 (the “Pre-Closing Period”), the Company shall (i) conduct the Business in the ordinary course, (ii) use commercially reasonable efforts to preserve intact its present business organization and goodwill, (iii) use commercially reasonable efforts to maintain satisfactory relationships with its customers, vendors, suppliers and others having material business relationships with it, and (iv) use commercially reasonable efforts to protect the Company Intellectual Property, including all rights or other interests of the Company in the Company Products.

(b)    Without limiting the generality of the foregoing, except as otherwise expressly required by this Agreement or set forth in Section 6.1 of the Company Disclosure Schedule, during the Pre-Closing Period, the Company shall not do or cause to be done any of the following without the prior written consent of Parent:

(i)    issue, deliver, sell or grant any (x) Company Capital Stock or other equity interests, except upon the exercise of Company Options or Company Warrants or (y) options, warrants or other rights, agreements or commitments obligating the Company to issue any Company Capital Stock or other equity interests or equity-based awards;

(ii)    except in the ordinary course of business, create any Encumbrance on any assets (whether tangible or intangible) of the Company, other than (x) Permitted Encumbrances; and (y) Encumbrances on assets having an aggregate value not in excess of $100,000;

(iii)    sell, assign, transfer, lease, license or otherwise dispose of, or agree to sell, assign, transfer, lease, license or otherwise dispose of, any of the fixed assets of the Company other than inventory in the ordinary course of business;

(iv)    incur, or authorize the incurrence of, any capital expenditures or any obligations or liabilities in respect of capital expenditures by the Company, except for any capital expenditures which do not exceed $50,000 in the aggregate or that are set forth in the Company’s budget (as provided to Parent);

(v)    acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;

(vi)    make any loans, advances or capital contributions to, or investments in, any other Person, except the advancement of travel and entertainment expenses to employees and consultants in the ordinary course of business consistent with past practice;

(vii)    create, incur, assume or otherwise become liable with respect to any Debt;

(viii)    forgive or cancel any Debt owed to the Company;

(ix)    enter into, amend, cancel, transfer, assign, breach, modify or terminate any Material Contract (or any Contract that would be a Material Contract if it existed as of the date of this Agreement) or otherwise waive, release or assign any material rights, claims or benefits of the Company;

(x)    except as required under applicable Law or the terms of any Company Benefit Plan in effect as of the date of this Agreement: (i) adopt, terminate or materially amend any Company Benefit Plan or a plan that would be a Company Benefit Plan if it were in existence on the date of the Agreement; (ii) increase the annual base salary, annual fee, annual bonus opportunity, benefits, or severance opportunity of any Service Provider; (iii) grant any equity-based awards; (iv) terminate the employment of any employee, other than for cause or due to death or disability; (v) hire any Service Provider having total annual compensation in excess of $100,000; or (v) promote any officers or employees, except for a promotion of any employee that is in the ordinary course of business and consistent with past practice and prior notice of which is provided to Parent;

(xi)    change any method of financial or Tax accounting or financial or Tax accounting practice used by the Company, other than such changes as are required by GAAP or applicable Law, as applicable;

(xii)    except as required by applicable Law, make, revoke or change any material Tax election, or amend any Tax Return that could result in material Tax Liability to the Company;

(xiii)    commence, settle, compromise or offer or propose to settle or compromise, (i) any Action involving or against the Company, (ii) any stockholder litigation or dispute against the Company or any of their respective officers or directors, (iii) any Action that relates to the transactions contemplated hereby or (iv) any material Tax Proceeding;

(xiv)    correspond, communicate or consult with the FDA or similar Governmental Authority in any material respect regarding any Company Product without providing Parent with prior written notice and the opportunity to consult with the Company with respect to such material correspondence, communication or consultation;

(xv)    amend the Organizational Documents of the Company;

(xvi)    establish, adopt, enter into, amend a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization;

(xvii)    amend the study protocol for any clinical trials already commenced with respect to any Company Product;

(xviii)    abandon or waive any Company Intellectual Property or (A) except in the reasonable discretion and judgment of the Company exercised in connection with the diligent prosecution of the Company Intellectual Property, grant, extend, amend or modify any material rights in or to the Company Intellectual Property, (B) fail to diligently prosecute the Company’s Patent Rights, or (C) fail to exercise a right of renewal or extension under any agreement with respect to Company Intellectual Property;

(xix)    enter into a collective bargaining, labor or similar agreement;

(xx)    establish any subsidiary; or

(xxi)    enter into any agreement to take, or cause to be taken, any of the actions set forth in this Section 6.1(b).

For the avoidance of doubt, prior to the Closing, the Company shall be permitted to dividend, distribute or otherwise pay to the Equityholders any Cash of the Company, including by removing and distributing to the Equityholders any Cash held in any bank account of the Company prior to delivery of the Consideration Spreadsheet.

Section 6.2    Access to Information. Subject to the terms of the Confidentiality Agreement, during the Pre-Closing Period, upon reasonable notice and during normal business hours, the Company shall, and shall cause the officers and employees of the Company, to, (a) afford the officers, employees and authorized agents and representatives of Parent reasonable access to the employees (with consent of the Company), offices, properties, books and records of the Company and (b) furnish to the officers, employees and authorized agents and representatives of Parent such additional financial and operating data and other information regarding the assets, properties and Business of the Company as Parent may from time to time reasonably request in order to assist Parent in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, (i) any such access shall be conducted in such a manner as not to interfere unreasonably with the operations or business activities of the Company; and (ii) the Company shall not be required to so confer, afford such access or furnish such copies or other information to the extent that doing so would contravene any Law, result in the breach of any confidentiality or similar agreement to which the Company is a party, the loss of protectable interests in trade secrets, or the loss of attorney-client privilege (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of such agreement or a loss of attorney-client privilege, including using commercially reasonable efforts to obtain the required consent of any applicable third party or through the use of a “clean team”), or involves any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information, or analysis (including financial analysis) relating to such bids. The Company shall have the right to have one or more representatives present at all times during any such inspections and access.

Section 6.3    Confidentiality. Parent and Merger Sub hereby agree to be bound by and comply with the terms of the Confidentiality Agreement, which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the earlier of the Effective Time or until such agreement terminates pursuant to its terms, such that the information obtained by Parent and Merger Sub, or their respective officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.2, or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement.

Section 6.4    Efforts; Consents; Regulatory and Other Authorizations.

(a)    Each party to this Agreement shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those authorizations, consents, orders, approvals, notices and filings set forth in the Company Disclosure Schedule; and (iii) fulfill all conditions to the such party’s obligations under this Agreement. Each party to this Agreement shall reasonably cooperate with the other Parties to this Agreement in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such authorizations, consents, orders and approvals from third parties, the Company shall not be required to make payments to any Person unless expressly required by the terms of any existing Contract between the Company and such Person, in which case any such payment shall be borne by the Company and deemed an Unpaid Company Transaction Expense.

(b)    Promptly following the execution and delivery of this Agreement, the Company shall duly take all lawful action to obtain the Company Stockholder Approval pursuant to executed written consents (the “Written Consent”). The Company Board of Directors shall make the Company Board Recommendation and shall not (i) withdraw, modify or qualify in any manner adverse to Parent such recommendation, or (ii) take any action or make any statement in connection with obtaining the Written Consent inconsistent with such recommendation (any of the foregoing a “Change in the Company Recommendation”); provided, however, that the Company Board of Directors may evaluate whether to make and may make a Change in the Company Recommendation prior to execution and delivery of the Written Consent, as applicable, and may make any statement required by Applicable Laws, if the Company Board of Directors determines in good faith, after consultation with outside legal counsel, that a Change in the Company Recommendation is necessary in order to comply with its fiduciary duties under the DGCL. Promptly following receipt of the Written Consent, the Company shall cause its corporate Secretary to deliver a copy of such Written Consent to Parent, together with a certificate executed on behalf of the Company by its corporate Secretary certifying that such Written Consent reflects the Company Stockholder Approval.

(c)    No later than five Business Days after the receipt by the Company of the Company Stockholder Approval pursuant to the Written Consent, the Company shall deliver notice thereof to Company Stockholders in compliance with Sections 228(e) and 262 of the DGCL. Prior to delivering any correspondence to the stockholders of the Company, the Company shall provide drafts thereof to Parent, shall give Parent reasonable time to review and comment thereon and shall include any reasonable comments made by Parent in such correspondence.

Section 6.5    Intentionally Omitted.

Section 6.6    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Corporation shall, (i) indemnify and hold harmless each present and former director and officer of the Company (collectively, the “Company Indemnified Parties”), against any and all Damages incurred or suffered by any of the Company Indemnified Parties in connection with any Liabilities or any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, pursuant to any indemnification provisions under the Organizational Documents of the Company as in effect on the date of this Agreement and (ii) advance expenses as incurred by any Company Indemnified Party in connection with any matters for which such Company Indemnified Party is entitled to indemnification from Parent pursuant to this Section 6.6(a) pursuant to any indemnification provisions under the Organizational Documents of the Company and pursuant to any indemnification agreement between the Company and such Company Indemnified Party (as set forth on Section 6.6(a) of the Company Disclosure Schedule and made available to Parent); provided, however, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately and finally determined by a court of competent jurisdiction and all rights of appeal have lapsed that such Company Indemnified Party is not entitled to indemnification under applicable Law, the Organizational Documents of the Company, any such indemnification agreement and pursuant to this Section 6.6(a).

(b)    From and after the Effective Time, the Organizational Documents of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Company Indemnified Parties than are as set forth in the Organizational Documents of the Company as of the date of this Agreement. Any indemnification agreements with the Company Indemnified Parties in existence on the date of this Agreement, and set forth on Section 6.6 of the Company Disclosure Schedules, shall be assumed by the Surviving Corporation in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

(c)    Prior to the Effective Time, the Company shall purchase a prepaid policy or policies (i.e., “tail coverage”) providing the Company’s current and former directors and officers with coverage for an aggregate period of not less than six (6) years from the Effective Time with respect to claims arising from facts or events that occurred on or before the Closing Date, including with respect to the transactions contemplated by this Agreement. The premiums for such prepaid policies shall be paid in full by the Company at or prior to the Effective Time and such prepaid policies shall be non-cancelable, and, for the avoidance of doubt, if not so paid prior to the Effective Time such premiums shall be treated as an Unpaid Company Transaction Expense. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)    Notwithstanding any other provisions of this Agreement, the obligations of Parent and the Surviving Corporation contained in this Section 6.6 shall be binding upon the successors and assigns of Parent and the Surviving Corporation. In the event Parent or the Surviving Corporation (or any of their respective successors or assigns) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the obligations set forth in this Section 6.6.

(e)    The terms and provisions of this Section 6.6 shall operate for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and representatives, each of whom is an intended third party beneficiary of this Section 6.6. The provisions of this Section 6.6 may not be amended or waived without the written consent of any affected Indemnified Party.

Section 6.7    280G Matters.

(a)    The Company shall obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 6.7(b), a Parachute Payment Waiver from each Person who is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the Department of Treasury regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.7(b), and who reasonably might otherwise have, receive or have the right to entitlement to receive a parachute payment under Section 280G of the Code in connection with the transactions contemplated by this Agreement.

(b)    As soon as practicable following the delivery of any such Parachute Payment Waivers by the Company to Parent, the Company shall submit to the shareholders of the Company for approval in accordance with Section 280G(b)(5)(B) of the Code any payments and/or benefits that are subject to a Parachute Payment Waiver, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code, and prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a Company shareholder vote was solicited in conformance with Section 280G of the Code, and the requisite Company shareholder approval was obtained with respect to such payments and/or benefits that were subject to the Company shareholder vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, such “parachute payments” shall not be made or provided to such Persons that have executed a Parachute Payment Waiver pursuant to Section 6.7(a), above. The Company shall use commercially reasonable efforts to obtain the Section 280G Approval in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Department of Treasury regulations promulgated thereunder.

(c)    The form of the Parachute Payment Waiver and any materials to be submitted to the Company’s shareholders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed. The Company will promptly advise Parent in writing if, at any time prior to the Closing, the Company obtains knowledge of any facts that might make it necessary or appropriate to amend or supplement the Section 280G Soliciting Materials in order to make statements contained or incorporated by reference therein not misleading or to comply with applicable Law. The Company has provided Parent with a true and complete list of each Person who the Company reasonably believes, with respect to the Company, is a “disqualified individual”, and Parent shall in turn provide the Company with the material terms of any employment contracts or other compensatory arrangements expected to be offered by Parent or its Affiliate (as applicable) in connection with the transactions contemplated by this Agreement that could reasonably be expected to be “parachute payments” under Section 280G of the Code absent the Section 280G Approval referenced above.

Section 6.8    Tax Covenants.

(a)    Tax Returns. The Company shall timely prepare and file (or cause to be prepared and filed) any Tax Return required to be filed by the Company on or before the Closing Date, and timely pay any Tax reflected thereon. Parent shall prepare (or cause to be prepared) in a manner consistent with the Company’s past practice and file (or cause to be filed) all Tax Returns of the Company for all periods ending before or including the Closing Date that are required to be filed after the Closing Date; provided, however, the Equityholders shall be responsible for any Pre-Closing Taxes in accordance with Section 9.2(a)(vii). Parent shall deliver to the Equityholders Representative a draft of each such Tax Return at least ten (10) Business Days (provided that income Tax Returns shall be delivered at least thirty (30) days in the case of any income Tax Return) prior to the date such Tax Return is to be filed, and shall permit the Equityholders Representative to review and comment on such Tax Returns and shall make such revisions to such Tax Returns as are reasonably requested by the Equityholders Representative; provided, however, that any comments of the Equityholders Representative are given to Parent within a reasonable amount of time after receipt by the Equityholders Representative of such draft and no less than five (5) days prior to such filing due date under applicable Law.

(b)    Cooperation on Tax Matters. Parent, the Company and the Equityholders Representative shall cooperate fully, as and to the extent reasonably requested by each Party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Proceeding with respect to Taxes attributable to any Pre-Closing Tax Period of the Company or related to the transactions contemplated hereby. Such cooperation shall include the retention and (upon the relevant Party’s request) the provision of records and information which are in such Party’s possession and are reasonably relevant to any such Tax Proceeding or such Tax Return and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)    Transfer Taxes. All Transfer Taxes arising out of or in connection with the transactions contemplated by this Agreement shall be borne one-half by the Equityholders and one-half by Parent, and the party responsible by Law for filing all necessary Tax Returns and other documentation with respect to all such Transfer Taxes will be responsible for filing such Tax Returns and other documentation. The Parties shall cooperate with one another in order to facilitate timely filing of such Tax Returns. Upon request, the relevant Party shall provide evidence satisfactory to the requesting Party that such Tax Returns have been duly and timely filed and the relevant Transfer Taxes duly and timely paid. The Parties will reasonably cooperate with each other to lawfully minimize any Transfer Taxes.

(d)    Post-Closing Amendment. Parent shall not, and shall not permit or cause the Company or any Affiliate of Parent to, file or amend (or cause to be filed or amended) any Tax Return of the Company for any Pre-Closing Tax Period (or otherwise initiate communications with a Governmental Authority with respect to Pre-Closing Taxes), make (or cause to be made) any Tax election or change any method of accounting relating to Pre-Closing Taxes, or agree to extend or waive the statute of limitations with respect to Pre-Closing Taxes, in each case without the prior written consent of the Equityholders Representative, which consent shall not be unreasonably withheld (provided that it shall be unreasonable for the Equityholders Representative to withhold its consent to any such action that is required by applicable Law).

(e)    Tax Proceedings. If, subsequent to the Closing, Parent or the Surviving Corporation receives notice of a Tax Proceeding with respect to any Pre-Closing Taxes, then within fifteen (15) days after receipt of such notice, Parent shall notify the Equityholders Representative of the same and provide the Equityholders Representative with a copy of such notice. Parent shall have the right to control the conduct and resolution of such Tax Proceeding, provided, however, that Parent shall keep the Equityholders Representative reasonably informed of the progress of such Tax Proceeding and the Equityholders Representative shall have the right to participate (at the Equityholders’ expense) in such Tax Proceeding. The Equityholders Representative’s right to participate shall include the right to receive copies of all correspondence from any Governmental Authority relating to such Tax Proceeding, attend meetings and review and comment to Parent on submissions relating to such Tax Proceeding, and Parent shall consider in good faith any reasonable comments provided by the Equityholders Representative. Neither Parent, the Surviving Corporation nor any of their Affiliates shall settle, resolve, concede or otherwise compromise any issue, matter or item arising in such Tax Proceeding relating to any Pre-Closing Taxes without obtaining the Equityholders Representative’s prior written consent thereto, which shall not be unreasonably withheld. In the case of any Tax Proceeding, this Section 6.8(e), and not Article IX, shall control.

(f)    FIRPTA Certificate. The Company shall deliver to Parent at the Closing a certificate executed by a duly authorized representative of the Company, dated as of the Closing Date, in accordance with Treasury Regulations Section 1.897-2(h) for purposes of satisfying the requirements of Treasury Regulations Sections 1.1445-2(c)(3), to the effect that Company is not and has not been within the last five years a “United States real property holding corporation” within the meaning of Section 897 of the Code together with a notice addressed to the IRS, in accordance with the requirements of Treasury Regulations section 1.897-2(h)(2), signed by the Company, with written authorization for Parent to deliver such notice to the IRS as agent for the Company.

(g)    Tax Treatment of Certain Items. For all Tax purposes the Parties agree to, and no Party shall take any action or filing position inconsistent with, the following Tax treatment of the items specified below, unless required by applicable Law:

(i)    The Merger shall be treated for federal and applicable state and local income Tax purposes as a sale or exchange of the Company Capital Stock subject to Section 1001 of the Code (or any corresponding provision under applicable state or local Tax Law).

(ii)    All of the Merger Consideration payable to Equityholders shall be allocated solely to the Equityholders’ sale of the Company Capital Stock, Company Options or the Company Warrant, as applicable, and none shall be allocated to any other agreement (including, but not limited to, any Non-Competition and Non-Solicitation Agreements) contemplated by or entered into in connection with this Agreement.

(iii)    The Reserve Fund shall be treated for federal and applicable state and local income Tax purposes as having been received and voluntarily set aside by the Equityholders on the Closing Date and any applicable withholding Taxes in respect of the portion of the Reserve Fund borne by an Equityholder shall be withheld from such Equityholder’s share of the Merger Consideration paid in connection with the Closing (and no Tax withholding shall be required a second time in connection with the distribution of any portion of the Reserve Fund to the Equityholder).

(iv)    Post-Closing Payments for Securities.

(A)    The rights of the Equityholders to the amounts, if any, payable pursuant to Section 2.7 (Excess Payments), the Escrow Amount plus any applicable interest earned thereon (collectively, the “Escrow Funds”), and the Contingent Merger Consideration, in each case if paid after December 31, 2017: (A) shall be treated as deferred contingent purchase price potentially eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of state, local or non-U.S. Law as appropriate, and (B) if and to the extent any such amount is paid to the Equityholders, interest may be imputed on such amount if required by Sections 483 or 1274 of the Code.

(B)    Parent shall be treated as the owner of the Escrow Funds, and all interest and earnings from the investment and reinvestment of the Escrow Funds, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulations Section 1.468B-8.

(v)    Compensatory Payments. The Options Payment Amount and the portion of the Reserve Fund allocable to Company Options shall be treated as compensation paid and deducted by the Company on the Closing Date, and any remaining portion of the Option Consideration (including amounts payable pursuant to Section 2.7 (Excess Payments), the Escrow Funds, and the Contingent Merger Consideration) shall be treated as compensation paid by the Surviving Corporation or its applicable Affiliate when received by the holder of rights to such post-Closing payments. The payment of such amounts (A) shall, in case of payments made in respect of Employee Options, be net of any Taxes withheld pursuant to Section 3.1(e), (B) shall, in case of payments made in respect of Employee Options, be paid through the Surviving Corporation’s or the applicable Affiliate’s standard payroll procedures (which may include the use of a professional employer organization) and reported on IRS Form W-2, and (C) shall, in the case of payments made in respect of Company Options other than Employee Options, be paid through the Paying Agent and reported on IRS Form 1099-MISC.

Section 6.9    Intentionally Omitted.

Section 6.10    Notifications. During the Pre-Closing Period, the Company shall promptly notify Parent of:

(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)    any Action against or, to the Company’s Knowledge, threatened against, the Company;

(c)    any inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement such that the condition in Section 7.2(a) would not be met; and

(d)    any other event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely;

No such notice shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, or (ii) determining whether any of the conditions set forth in Article VII has been satisfied. In the event of a failure to perform any covenant set forth in this Section 6.10, the claim for the underlying matter as to which notice should have been delivered shall be made by reference to the applicable provision of this Agreement with respect to such matter and not as a breach of a covenant in this Section 6.10; claims for breach of the obligations to make the notice required by this Section 6.10 may be made by reference to this Section 6.10.

Section 6.11    Payoff Letters and Invoices. The Company shall obtain and deliver to Parent no later than three (3) Business Days prior to the Closing Date: (a) payoff letters with respect to all Closing Debt for borrowed money (together with any accrued and unpaid interest thereon) and the amounts payable to the lender thereof to (each, a “Payoff Letter”) and (b) an invoice from each advisor or other service provider to the Company with respect to all Unpaid Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date (each, an “Invoice”). At the Closing, Parent shall pay on behalf of the Surviving Corporation (or shall cause the Surviving Corporation to pay) each of the (i) debtors pursuant to each such Payoff Letter the full amount set forth therein, and (ii) advisors or other service providers to the Company pursuant to each such Invoice the full amount set forth therein, in each case to the extent that such amounts were included in the calculation of the Estimated Initial Merger Consideration.

Section 6.12    Parent Board Members. At the Closing, the Board of Directors of Parent shall be increased to a total of nine (9) directors, which shall include the addition of Jim Momtazee and Duke Rohlen (or in the event of the death or incapacity of such persons before the Closing Date, such person(s) as designated by the Company’s Board of Directors before the Closing Date)(such members, the “Post-Closing Board Members”). One of the Post-Closing Board Members shall be added to the Class III of the Board of Directors of Parent and the other Post-Closing Board Member shall be added to the Class II Board of Directors, which shall be decided by Parent in its discretion.

Section 6.13    Merger Consideration Spreadsheet. Promptly following the determination of Estimated Initial Merger Consideration pursuant to Section 2.7 and no later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a spreadsheet in the form of Exhibit K (the “Consideration Spreadsheet”), certified by the Chief Executive Officer or Chief Financial Officer of the Company, setting forth the information requested therein as of the Effective Time.

Section 6.14    NASDAQ Listing. Promptly following the date of this Agreement, Parent shall apply for the listing on NASDAQ of the Parent Shares to be issued at the Closing as part of the Initial Merger Consideration and shall use commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Shares, subject to official notice of issuance.

Section 6.15    Continuing Employees.

(a)    As of the Closing Date, and until December 31, 2017 (or until termination of employment, if earlier), Parent shall (subject to its commercially reasonable discretion) provide, or shall cause (subject to its commercially reasonable discretion) the Surviving Corporation or one of Parent’s other Subsidiaries or Affiliates to provide, each Continuing Employee with (i) as to any Continuing Employee who is not a sales employee, (A) an annual base salary or an hourly wage rate, as applicable, that is not less than that provided to such Continuing Employee by the Company immediately prior to the Closing, (B) cash incentive compensation opportunities that are not less favorable than those provided to such Continuing Employee by the Company immediately prior to the Closing, and (ii) employee benefits (excluding any equity-based compensation granted to such employees prior to the Closing Date) that are not less favorable, in the aggregate, than those provided to such Continuing Employee by the Company as of the date hereof. Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates shall treat, and shall cause each employee benefit plan, program, arrangement, agreement, policy or commitment sponsored or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates following the Closing and in which any Continuing Employee (or the spouse, domestic partner or any dependent of any Continuing Employee) participates or is eligible to participate (each, a “Parent Benefit Plan”) to treat, for all purposes (including eligibility to participate, vesting and level and accrual of benefits, other than accrual of benefits under any “defined benefit plan,” as defined in Section 3(35) of ERISA), all service with the Company (and predecessor employers to the extent that the Company or any Company Employee Plan provides past service credit) as service with Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates. Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates shall use commercially reasonable efforts to cause each Parent Benefit Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements and pre-existing condition limitations with respect to the Continuing Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not included under the corresponding Company Employee Plan, and (ii) to recognize for each Continuing Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Benefit Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under the corresponding Company Employee Plan during the plan year of such Company Employee Plan in which occurs the later of the Closing Date and the date on which the Continuing Employee begins participating in such Company Benefit Plan. Effective as of immediately prior to the Closing, the Company shall terminate the employment of each employee of the Company who will not be a Continuing Employee.

(b)    This Section 6.15 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.15, express or implied, shall confer upon any other Person, including any Continuing Employee, any rights or remedies of any nature whatsoever under or by reason of this Section 6.15. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Company Employee Plan or any other plan, program, arrangement, agreement, policy or commitment. The parties hereto acknowledge and agree that the terms set forth in this Section 6.15 shall not create any right in any Continuing Employee or any other Person to continued employment with the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates. For the avoidance of doubt, following the Closing Date, nothing contained in this Section 6.15 shall interfere with Parent’s, the Surviving Corporation’s or any of their Subsidiaries’ or Affiliates’ right to terminate the employment or service of any service provider for any reason.

Section 6.16    No Solicitation; Other Offers. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause each of its representatives not to, directly or indirectly, (a) solicit, initiate, or support or take any action to solicit, initiate or support any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent, (c) furnish to any Person other than Parent any information that the Company believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal or (e) submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company. The Company shall, and shall cause each of its representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal, and shall promptly (and in any event within 24 hours) provide Parent with: (i) a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Proposal, or any request for information that could reasonably be expected to be used for the purposes of formulating any inquiry, proposal or offer regarding a possible Acquisition Proposal, that is received by the Company or any representatives of the Company from any Person (other than Parent), including in such description the identity of the Person from which such expression of interest, inquiry, proposal, offer or request for information was received (the “Other Interested Party”) and the material financial terms of such expression of interest, inquiry, proposal, offer or request for information; and (ii) a copy of each written communication and a complete summary of each other communication transmitted on behalf of the Other Interested Party or any of the Other Interested Party’s representatives to the Company or any representatives of the Company or transmitted on behalf of the Company or any representatives of the Company to the Other Interested Party or any of the Other Interested Party’s representatives.

ARTICLE VII.

CONDITIONS TO CLOSING

Section 7.1    Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a)    Representations and Warranties; Covenants. (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement and in any certificate delivered pursuant to this Agreement (other than the Parent Fundamental Representations) shall be true and correct in all material respects (when read without any exception or qualification as to materiality) at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), (ii) the Parent Fundamental Representations shall be true and correct in all respects (when read without any exception or qualification as to materiality) at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), (iii) the covenants and agreements set forth in this Agreement to be performed or complied with by Parent and Merger Sub at or prior to the Effective Time shall have been performed or complied with in all material respects, and (iv) the Company shall have received an officer’s certificate of each of Parent and Merger Sub, dated as of the Closing Date, certifying as to the matters set forth in clauses (i), (ii) and (iii) of this Section 7.1(a) (the “Parent Certificate”).

(b)    No Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Merger or any other transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Merger.

(c)    Stockholder Approval. This Agreement shall have been adopted by the Company Stockholder Approval in accordance with the DGCL.

(d)    Escrow Agreement. Parent and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(e)    Exchange Listing Requirements. Parent shall have received from NASDAQ written confirmation that NASDAQ has completed its review of the Listing of Additional Shares Notification Form submitted by Parent to NASDAQ in connection with the proposed issuance of Parent Shares included in the Initial Merger Consideration at the Closing.

(f)    Indemnification Agreements.    Parent shall have executed and delivered to each Post-Closing Board Member an indemnification agreement in the form attached hereto as Exhibit M.

Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a)    Representations and Warranties; Covenants. (i) The representations and warranties of the Company set forth in Article IV of this Agreement (other than the representations and warranties set forth in Sections 4.1, 4.2, 4.4 and 4.18) shall be true and correct in all material respects (when read without any exception or qualification as to materiality or Material Adverse Effect) at and as of the date of this Agreement and as of the Closing Date (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), (ii) the representations and warranties of the Company set forth in Sections 4.1, 4.2 and 4.18 shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date), (iii) the representations and warranties of the Company set forth in Section 4.4 shall be true and correct in all respects other than de minimis inaccuracies at and as of the date of this Agreement and as of the Closing Date as though then made (except that those representations and warranties that are made as of a specific date need only be true and correct as of such date); (iv) the covenants and agreements set forth in this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects, and (v) Parent shall have received an officer’s certificate of the Company, dated as of the Closing Date, certifying as to the matters set forth in clauses (i), (ii) and (iii) of this Section 7.2(a) (the “Company Certificate”).

(b)    No Governmental Action. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Merger or any of the other material transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(c)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)    Dissenting Shares. Either (i) the period during which any holders of any class or series of Company Stock can exercise their statutory appraisal rights under Section 262 of the DGCL with respect to the Merger shall have expired, and the holders of Company Stock representing not more than five percent (5%) of the votes entitled to be cast by holders of Company Stock entitled to exercise such statutory appraisal rights shall have exercised (and not subsequently withdrawn or waived) such statutory appraisal rights; or (ii) the holders of Company Stock representing at least ninety-five percent (95%) of the votes entitled to be cast by holders of Company Stock entitled to exercise such statutory appraisal rights shall have effectively waived their statutory appraisal rights under Section 262 of the DGCL in connection with the Merger by execution and delivery of a written consent or waiver.

(e)    Stockholder Approval. This Agreement shall have been adopted by the Company Stockholder Approval in accordance with the DGCL.

(f)    Escrow Agreement. The Equityholders Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(g)    Effective Agreements. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(i)    the Non-Competition and Non-Solicitation Agreements, executed by each of the applicable Equityholders party thereto;

(ii)    the Non-Solicitation Agreements, executed by each of the applicable Equityholders party thereto;

(iii)    Joinder and Release Agreements, executed by the Company Stockholders holding at least 95% of the outstanding shares of Company Capital Stock;

(iv)    a Director and Officer Resignation and Release in the form of Exhibit L, executed by the persons listed on Schedule 7.2(h); and

(v)    a certificate executed on behalf of the Company by its Secretary (the “Secretary’s Certificate”) certifying that the Company Board Recommendation and Company Stockholder Approval have been obtained and have not been revoked, rescinded or amended and are in full force and effect as of the date thereof (and attaching thereto true, correct and complete copies of the resolutions containing the Company Board Recommendation and Company Stockholder Approval).

(h)    280G. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Person in connection with the transactions contemplated by this Agreement, (i) the Company shall have received and delivered to Parent a Parachute Payment Waiver from each Person receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G of the Code prior to soliciting the Section 280G Approval, and (ii) the Company’s stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” or (B) shall have voted upon and disapproved such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Parent and its Subsidiaries shall not have any Liabilities with respect to such “parachute payments.” Each such Parachute Payment Waiver shall be effective no later than immediately prior to the Closing.

(i)    Key Employees. As of immediately prior to the Closing, the Key Employees shall remain employed by the Company and shall not have revoked his or her acceptance or evidenced any intention to terminate employment with Parent or the Surviving Corporation following the Closing.

(j)    Exchange Listing Requirements. Parent shall have received from NASDAQ written confirmation that NASDAQ has completed its review of the Listing of Additional Shares Notification Form submitted by Parent to NASDAQ in connection with the proposed issuance of Parent Shares included in the Initial Merger Consideration at the Closing.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.1    Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a)    by the mutual written consent of Parent and the Company;

(b)    by Parent, if the Company Stockholder Approval shall not have been obtained, by delivery of the Stockholder Written Consent, in each case at or prior to 7:00 AM, New York City time on the first Business Day after the date of this Agreement;

(c)    by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the Merger or any of the other transactions contemplated by this Agreement, and such Governmental Order shall have become final and unappealable;

(d)    by either the Company, on the one hand, or Parent and Merger Sub, on the other hand, by written notice to the other party if the Merger shall not have been consummated on or before December 31, 2017 (the “Outside Date”), unless the failure to consummate the Merger on or prior to such date is the result of any action or inaction under this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(d);

(e)    by Parent and Merger Sub, if the Company has breached or failed to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement, such that any of the conditions set forth in Section 7.2 are incapable of being satisfied by the Outside Date; and

(f)    by the Company, if Parent or Merger Sub has breached or failed to perform in any respect any of their representations, warranties, covenants or agreements contained in this Agreement, such that any of the conditions set forth in Section 7.1 are incapable of being satisfied by the Outside Date.

Section 8.2    Effect of Termination. In the event of termination of this Agreement and abandonment of the Merger and the other transactions contemplated by this Agreement pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no Liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any Liability resulting from or arising out of Fraud or any Willful Breach of any agreement or covenant in this Agreement; and provided, further, that notwithstanding the foregoing, the terms of Section 6.3, this Section 8.2 and Article X, and all related defined terms set forth in Article I, shall remain in full force and effect and shall survive any termination of this Agreement.

ARTICLE IX.

INDEMNIFICATION

Section 9.1    Survival of Representations. The representations and warranties made by the Company in Article IV of this Agreement or in the Company Certificate, on the one hand, and made by Parent and Merger Sub in Article V Agreement or in the Parent certificate, on the other hand, shall survive the Closing and shall expire on, and no claim for indemnification pursuant to Section 9.2(a)(i) or 9.2(b)(i) may be asserted after the date that is twelve (12) months after the Effective Time (such date the “Escrow Expiration Date”); provided, however, that (x) the Company Key Representations shall expire on the date that is two (2) years after the Effective Time, (y) the Company Fundamental Representations and Parent Fundamental Representations shall expire on the date that is sixty (60) days after the applicable statute of limitations, (z) the covenants contained herein to be performed by the Company at or prior to the Closing shall survive the Closing and shall expire on the date that is sixty (60) days after the applicable statute of limitation (the date of expiration under the preceding clauses (x), (y) and (z), the “Expiration Date”); provided, further, however, that if, at any time prior to the Expiration Date, (i) Parent (acting in good faith) delivers to the Equityholders Representative a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company in Article IV of this Agreement or in the Company Certificate or breach of any covenant or agreement of the Company set forth in this Agreement (and setting forth in reasonable detail the basis for Parent’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2(a)(i) or Section 9.2(a)(ii) based on such alleged inaccuracy or breach, or (ii) the Equityholders Representative (acting in good faith, on behalf of the Equityholders) delivers to the Surviving Corporation a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by Parent and Merger Sub in Article V of this Agreement or in the Parent Certificate (and setting forth in reasonable detail the basis for the Equityholders Representative’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 9.2(b)(i) based on such alleged inaccuracy or breach then, in the case of clause (i) or clause (ii), the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.

Section 9.2    Right to Indemnification.

(a)    Subject to the limitations and procedural requirements set forth in this Article IX, from and after the Effective Time, the Equityholders, severally and not jointly and in proportion to (and not in excess of) each Equityholder’s Pro Rata Portion (except with respect to amounts recovered from the Escrow Fund), shall hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, any Damages which are suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject and which arise from or as a result of: (i) any breach of any representation or warranty of the Company set forth in Article IV of this Agreement or in the Company Certificate; (ii) any breach of any covenant or agreement of the Company set forth in this Agreement, (iii) any proceeding in respect of any Dissenting Shares and any payments to any Person that was a holder of Company Capital Stock immediately prior to the Effective Time in respect of such Person’s Dissenting Shares in excess of the amount to which such Person would have been entitled to pursuant to Section 2.6(b); (iv) any inaccuracy to the Consideration Spreadsheet and any challenge, dispute or objection to the allocation of the Merger Consideration (including any claim or allegation made by or on behalf of any current or former holder or purported or alleged holder of any Company Capital Stock, the Company Warrant or Company Options challenging, disputing or objecting to the form or amount of the Merger Consideration received or to be received by such current or former holder or purported or alleged holder of any Company Capital Stock, the Company Warrant or Company Options); (v) any Closing Debt or Unpaid Company Transaction Expenses, to the extent not accounted for in the determination of the Initial Merger Consideration or addressed pursuant to Section 2.7; (vi) any claim by any Person seeking to assert or based upon: (A) ownership or rights to ownership of any shares of Company Capital Stock, the Company Warrant or Company Options; (B) any claim, whether derivative or otherwise, against any director or officer of the Company relating to the sale of the Company or any right relating to corporate governance or under the Company’s Organizational Documents, or under any indemnification agreement between any Equityholder, on the one hand, and the Company, on the other; (C) any claim by any Person that his, her or its securities were wrongfully cancelled or repurchased by the Company; and (D) any claim against the Surviving Corporation, Parent, Merger Sub or any of their Affiliates by an Equityholder based on any act or failure to act, or any alleged act or failure to act, of the Equityholders Representative (including fraud, gross negligence, willful misconduct or bad faith) in breach of its obligations hereunder or (vii) any Pre-Closing Taxes.

(b)    Subject to the applicable limitations and procedural requirements set forth in this Article IX, from and after the Effective Time, Parent shall hold harmless and indemnify each of the Equityholder Indemnitees from and against, and shall compensate and reimburse each of the Equityholder Indemnitees for, any Damages which are suffered or incurred by any of the Equityholder Indemnitees or to which any of the Equityholder Indemnitees may otherwise become subject and which arise from or as a result of: (i) any breach of any representation or warranty of Parent and Merger Sub set forth in Article V of this Agreement or in the Parent Certificate ((when read without any exception or qualification as to materiality); or (ii) any breach of any covenant or agreement of Parent or Merger Sub set forth in this Agreement.

(c)    The amount of indemnification to which an Indemnitee shall be entitled under this Article IX shall be determined: (i) by the written agreement between the Indemnitee and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnitee and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

Section 9.3    Limitations on Liability.

(a)    Other than (i) Company Key Representations, (ii) Company Fundamental Representations and (iii) Fraud or Willful Misrepresentation, recovery from the Escrow Fund shall be the sole and exclusive source of recovery under Section 9.2(a)(i). The maximum liability of the Equityholders under Section 9.2(a)(i) for breaches or inaccuracies of the Company Key Representations shall be 20% of the Merger Consideration actually due or payable pursuant to this Agreement, in addition to amounts recovered from the Escrow Fund. With the exception of a claim for Fraud or Willful Misrepresentation against the Person who committed such Fraud or Willful Misrepresentation, no Equityholder shall have any Liability under this Article IX in excess of the actual Merger Consideration payable to such Equityholder under this Agreement. Except in the case of Fraud or Willful Misrepresentation, the maximum aggregate Liability of the Parent and Merger Sub under this Agreement shall be the amount of the Merger Consideration that is actually due and payable pursuant to this Agreement.

(b)    Without limiting the effect of any other limitation contained in this Article IX, the indemnification provided for in Section 9.2(a)(i) shall not apply except to the extent that the aggregate Damages against which the Parent Indemnitees would otherwise be entitled to be indemnified pursuant to Section 9.2(a)(i) exceeds $750,000 (the “Threshold”), in which event the Parent Indemnitees shall, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of such Damages in excess of the Threshold; provided, however, that this limitation shall not apply to any Damages related to (i) Fraud or Willful Misrepresentation or (ii) a breach of the Company Fundamental Representations.

(c)    Without limiting the effect of any other limitation contained in this Article IX, Parent shall not be entitled to indemnification under this Article IX for any Damages to the extent that the amount otherwise indemnifiable hereunder has been included in the calculation of the Initial Merger Consideration or taken into account pursuant to Section 2.7.

(d)    The representations, warranties, agreements, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Parent Indemnitees and Equityholder Indemnitees, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Parent Indemnitees or Equityholder Indemnitees, as applicable. For purposes of both determining whether a breach or inaccuracy in any representation or warranty of the Company has occurred and calculating the amount of Damages arising from any such breach or inaccuracy, the Company shall be deemed to have been made such representations and warranties without any qualifications as to materiality and, accordingly, all references herein and therein to “material,” “in all material respects,” “material adverse effect,” and similar qualifications as to materiality shall be deemed to be deleted therefrom.

(e)    Parent shall not be entitled to make any claim for indemnification directly against any Equityholder until the Escrow Fund has been exhausted in full. Once the Escrow Fund has been exhausted or distributed, each Equityholder shall be entitled to satisfy claims for indemnification in cash or Parent Shares (based on the applicable Market Value at the time of issuance) in proportion to the mix of cash and Parent Shares actually received as Merger Consideration by such Equityholder, after adjustment to reflect sales, if any, of Parent Shares that have been made by such Equityholder.

(f)    Nothing in this Agreement shall limit any remedy Parent may have against any Person for claims based on Fraud or Willful Misrepresentation against the Person who committed such Fraud or Willful Misrepresentation. No Equityholder shall have any liability for the Fraud, Intentional Misrepresentation or Willful Breach of another Equityholder.

Section 9.4    Claims and Procedures.

(a)    If an Indemnitee (as defined below) determines in good faith that it has a bona fide claim for indemnification pursuant to this Article IX and the Indemnitee intends to make such indemnification claim, then Parent (in the case of any indemnification claim pursuant to Section 9.2(a)) or the Equityholders Representative (on behalf of the Equityholders) (in the case of any indemnification claim pursuant to Section 9.2(b)), as the case may be, shall promptly thereafter deliver to the Equityholders Representative or Parent, as the case may be, a certificate (any certificate delivered in accordance with the provisions of this Section 9.4(a), a “Claim Certificate”):

(i)    stating that the Indemnitee has a claim for indemnification pursuant to this Article IX;

(ii)    to the extent possible, contain a good faith non-binding, preliminary estimate of the amount to which such Indemnitee claims to be entitled to receive, which shall be the amount of Damages such Indemnitee claims to have so incurred or suffered or could reasonably be expected to incur or suffer; and

(iii)    specifying in reasonable detail the material facts known to the Indemnitee giving rise to such claim and the legal bases therefor (including a reasonably detailed summary of the relevant representations, warranties, covenants and/or other item of indemnification under this Agreement).

No delay in providing such Claim Certificate shall affect an Indemnitee’s rights hereunder, unless (and then only to the extent that) the Indemnitor (as defined below) is materially prejudiced thereby.

(b)    At the time of delivery of any Claim Certificate to the Equityholders Representative, a duplicate copy of such Claim Certificate shall be delivered to the Escrow Agent by or on behalf of Parent (on behalf of itself or any other Parent Indemnitee).

(c)    If the Equityholders Representative or Parent, as the case may be, objects to any claim made in any Claim Certificate, then the Equityholders Representative or Parent, as the case may be, shall deliver a written notice (a “Claim Dispute Notice”) to Parent or the Equityholders Representative, as the case may be, during the 30-day period commencing upon receipt by the Equityholders Representative or Parent, as the case may be, of the Claim Certificate. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made in the applicable Officer’s Claim Certificate. If the Equityholders Representative or Parent, as the case may be, does not deliver a Claim Dispute Notice hereunder prior to the expiration of such 30-day period, then each claim for indemnification set forth in such Claim Certificate shall be deemed to have been conclusively determined in favor of the applicable Indemnitee for purposes of this Article IX on the terms set forth in the Claim Certificate.

(d)    If a Claim Dispute Notice is properly delivered hereunder, then Parent and the Equityholders Representative shall attempt in good faith to resolve any such objections raised in such Claim Dispute Notice. If Parent and the Equityholders Representative agree to a resolution of such objection, then a memorandum setting forth the matters conclusively determined by Parent and the Equityholders Representative shall be prepared and signed by both parties.

(e)    If no such resolution can be reached during the 45-day period following receipt of a given Claim Dispute Notice hereunder, then upon the expiration of such 45-day period, either Parent or the Equityholders Representative may bring suit to resolve the objection in accordance with Section 10.11 and Section 10.12.

Section 9.5    Defense of Third-Party Claims.

Upon receipt by any Person seeking to be indemnified pursuant to Section 9.2 (the “Indemnitee”) of notice of any actual or possible Action that has been or may be brought or asserted by a third party against such Indemnitee and that may be subject to indemnification hereunder (a “Third-Party Claim”), the Indemnitee shall promptly deliver a Claim Certificate with respect to such Third-Party Claim to the Person from whom indemnification is sought under Section 9.2 (the “Indemnitor”). The Indemnitee shall have the right, at its election, to proceed with the defense of such Third-Party Claim on its own. If Indemnitee so proceeds with the defense of any such Third-Party Claim:

(a)     Indemnitor shall, and shall use commercially reasonable efforts to cause each other Indemnitor to, make available to Indemnitee any documents and materials in its possession or control that may be necessary to the defense of such Third-Party Claim; and

(b)    Indemnitee shall have the right to control, settle, adjust or compromise such Proceeding without the consent of the Indemnitor; provided, however, that except with the consent of the Indemnitor

(which consent shall not be unreasonably withheld, conditioned or delayed), no settlement of any such Proceeding shall be determinative of either the fact that Liability may be recovered by the applicable Indemnitee in respect of such Proceeding pursuant to the indemnification provisions of this Article IX or the amount of such Liability that may be recovered by the applicable Indemnitee in respect of such Third-Party Claim pursuant to the indemnification provisions of this Article IX. If the Indemnitor consents to such settlement, the Indemnitor will not have any power or authority to object to the amount or validity of any claim by or on behalf of an Indemnitee for indemnity with respect such settlement.

The Indemnitee shall give the Indemnitor prompt notice of the commencement of any such Third-Party Claim; provided, however, that any failure on the part of Indemnitee to so notify the Indemnitor shall not limit any of the obligations of the Indemnitors under this Article IX (except to the extent such failure prejudices the defense of such Proceeding).

Section 9.6    No Subrogation. The Indemnitor shall not be entitled to exercise, and shall not be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnitee or any of the Indemnitee’s Subsidiaries or other Affiliates may have against any other Person with respect to any Damages, circumstances or matter to which such indemnification is directly or indirectly related.

Section 9.7    Limitation on Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any applicable Law, no party nor any Equityholder or member of the Equityholders Representative, nor any current or former shareholder, director, officer, employee, Affiliate or advisor of any of the foregoing, shall, in any event, be liable to any other Person, either in Contract, tort or otherwise, for any punitive Damages, except to the extent claimed, paid or payable in connection with a Third-Party Claim.

Section 9.8    Characterization of Indemnification Payments. The Parties agree that any indemnification payments made pursuant to this Article IX shall be treated for all Tax purposes as an adjustment to the Merger Consideration unless otherwise required by Law.

Section 9.9    Right to Set Off. Notwithstanding any provision of this Agreement to the contrary, the Parties hereby acknowledge and agree that, in addition to any other right or remedy hereunder, the obligation of Parent to pay any Contingent Merger Consideration hereunder shall be qualified in its entirety by the right of Parent to reduce, subject to the express limitations set forth in this Article IX, the amount of any such Contingent Merger Consideration by the amount of any Damages incurred or suffered or (until the amount is finally determined in accordance with this Article IX) that Parent determines in good faith is reasonably likely to be incurred or suffered by any Parent Indemnitee (to the extent any Parent Indemnitee has an indemnification claim under this Article IX). If the final amount of Damages determined to be payable in respect of such indemnification claim in accordance with this Article IX is less than the amount withheld by Parent from the Contingent Merger Consideration, then Parent shall promptly pay or deliver to the Paying Agent the difference for distribution to the Equityholders. If the final amount of Damages determined to be payable in respect of such indemnification claim exceeds the amount withheld from the Contingent Merger Consideration, then, subject to this Section 9.9, the applicable Parent Indemnitee shall continue to be entitled to indemnification in an amount equal to the amount of such excess subject to the limitations of this Article IX.

Section 9.10    Exclusive Remedy. From and after the Closing, the right of the Parent Indemnitees to be indemnified pursuant to this Article IX shall be the sole and exclusive remedy of the Parent Indemnitees (other than specific performance pursuant to the provisions of Section 10.13) with respect to any breach of any representation, warranty, covenant or agreement of the Company contained in, or any other breach by the Company of, this Agreement. From and after the Closing, the right of the Equityholder Indemnitees to be indemnified pursuant to this Article IX shall be the sole and exclusive remedy of the Equityholder Indemnitees (other than specific performance pursuant to the provisions of Section 10.13) with respect to any breach of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in, or any other breach by Parent or Merger Sub of, this Agreement.

ARTICLE X.

GENERAL PROVISIONS

Section 10.1    Equityholders Representative.

(a)    Appointment. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Equityholder, each Equityholder shall be deemed to have irrevocably constituted and appointed Fortis Advisors LLC, a Delaware limited liability company (and by execution of this Agreement such Person hereby accepts such appointment) to act as the Equityholders Representative under this Agreement in accordance with the terms of this Section 10.1 and the Escrow Agreement and (ii) the Equityholders Representative as exclusive agent and attorney-in-fact for and on behalf of the Equityholders (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Equityholder with respect to Section 2.7, Section 2.8, Section 6.2, Section 6.8, Article IX and the Escrow Agreement and to facilitate the consummation of the transactions contemplated hereby, including the taking by the Equityholders Representative of any and all actions and the making of any decisions required or permitted to be taken by the Equityholders Representative under Section 2.7, Section 2.8, Section 6.2, Section 6.8, Article IX, the Escrow Agreement or the Equityholders Representative Engagement Agreement (it being understood that the Equityholders shall have no right to pursue any claim on behalf of any Company Indemnified Party in respect of the rights granted to Company Indemnified Parties under Section 6.6) and to accept on behalf of each Equityholder service of process and any notices required to be served on the Equityholders. Notwithstanding the foregoing, the Equityholders Representative shall have no obligation to act on behalf of the Equityholders, except as expressly provided herein, in the Escrow Agreement and in the Equityholders Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Equityholders Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. All such actions shall be deemed to be facts ascertainable outside the Agreement and shall be binding on the Equityholders and their successors as if expressly confirmed and ratified in writing as a matter of contract Law and all defenses which may be available to any Equityholder to contest, negate or disaffirm the action of the Equityholders Representative taken in good faith under this Agreement, the Escrow Agreement or the Equityholders Representative Engagement Agreement are waived. The power of attorney and the immunities and rights to indemnification granted to the Equityholders Representative Group in this Section 10.1: (i) are coupled with an interest and are irrevocable, may be delegated by the Equityholders Representative and shall survive the death or incapacity of each Equityholder (ii) and shall survive the delivery of an assignment by any Equityholder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Equityholders Representative may resign at any time, and such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time, and any such successor shall succeed the Equityholders Representative as Equityholders Representative hereunder. The immunities and rights to indemnification shall survive the resignation or removal of the Equityholders Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. For the avoidance of doubt, any compromise or settlement of any matter by the Equityholders Representative hereunder shall be binding on, and fully enforceable against, all Equityholders. No bond shall be required of the Equityholders Representative.

(b)    Limitation on Liability; Release. Certain Equityholders have entered into an engagement agreement (the “Equityholders Representative Engagement Agreement”) with the Equityholders Representative to provide direction to the Equityholders Representative in connection with its services under this Agreement, the Escrow Agreement and the Equityholders Representative Engagement Agreement (such Equityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Equityholders Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Equityholders Representative Group”), shall be liable to any Equityholder for any act of the Equityholders Representative taken in good faith and in the exercise of its reasonable judgment and arising out of or in connection with the acceptance or administration of its duties under this Agreement, the Escrow Agreement and the Equityholders Representative Engagement Agreement (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith and reasonable judgment), except to the extent of any Damages actually incurred by such Person as a proximate result of the gross negligence or bad faith of the Equityholders Representative. By virtue of the adoption of this Agreement by the Company’s stockholders, and without further action of any Equityholder, each Equityholder shall be deemed to hereby (i) agree that the Equityholders Representative Group shall not be liable for, and may seek indemnification from the Equityholders in an amount not to exceed the Merger Consideration actually paid or payable to such Equityholder (less any amounts used by such Equityholder to satisfy claims for indemnification pursuant to Article IX) for, any Damages, losses, claims, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement incurred by the Equityholders Representative Group while acting in good faith and in the exercise of its or his reasonable judgment and arising out of or in connection with the acceptance or administration of its or his duties under this Agreement, the Escrow Agreement and the Equityholders Representative Engagement Agreement (collectively, the “Equityholders Representative Expenses”), and (ii) release the Equityholders Representative (and each of its members) from any Liability for any action taken or not taken by the Equityholders Representative (or any of its members) in its capacity as such under or in connection with this Agreement, in each such case except to the extent that any such Damages are the proximate result of the gross negligence or bad faith of the Equityholders Representative. Such Equityholders Representative Expenses may be recovered first, from the Reserve Fund, second, from any distribution of the Escrow Fund or the Contingent Merger Consideration otherwise distributable to the Equityholders at the time of distribution, and third, directly from the Equityholders.

(c)    Expenses. The Equityholders Representative shall be entitled to use the Reserve Fund to pay or reimburse any expenses, charges and liabilities, including reasonable attorneys’ fees, incurred by the Equityholders Representative in fulfilling its obligations hereunder and shall return any remaining balance of the Reserve Fund to the Paying Agent, Escrow Agent and/or Parent for distribution to the Equityholders (other than with respect to Dissenting Shares) in accordance with Section 6.10(g)(iii) upon completion by the Equityholders Representative of its duties hereunder. The Equityholders acknowledge that the Equityholders Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Equityholders Representative shall not be required to take any action unless the Equityholders Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Equityholders Representative against the costs, expenses and liabilities which may be incurred by the Equityholders Representative in performing such actions.

(d)    Actions of the Equityholders Representative. From and after the Effective Time, a decision, act, consent or instruction of the Equityholders Representative with respect to Section 2.7, Section 2.8, Section 6.2, Section 6.8, Article IX or the Escrow Agreement shall constitute a decision of all Equityholders and shall be final, binding and conclusive upon each Equityholder, and the Escrow Agent and Parent may conclusively rely upon any decision, act, consent or instruction of the Equityholders Representative as being the decision, act, consent or instruction of each Equityholder. Parent is hereby relieved from any Liability to the Equityholders Representative or any Equityholder for any acts done by Parent in accordance with any such decision, act, consent or instruction of the Equityholders Representative. The Equityholders Representative shall be entitled to: (i) rely upon the Consideration Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Equityholder or other party.

(e)    The Equityholders Representative shall treat confidentially any nonpublic information disclosed to it pursuant to this Agreement and shall not use such nonpublic information other than in the performance of its duties as the Equityholders Representative. In addition, the Equityholders Representative shall not disclose any nonpublic information disclosed to it pursuant to this Agreement to anyone except as required by Law; provided, that (i) the Equityholders Representative may disclose such nonpublic information to its employees, legal counsel and other advisors under an obligation of confidentiality and non-use in its capacity as such (for the purpose of advising the Equityholders on any information disclosed to such Equityholders Representative pursuant to this Agreement), (ii) the Equityholders Representative (or legal counsel or other advisor to whom information is disclosed pursuant to clause (i) above) may disclose such nonpublic information in any Action relating to this Agreement or the transactions contemplated hereby (or, in either case, discussion in preparation therefor) any information disclosed to the Equityholders Representative pursuant to this Agreement and (iii) the Equityholders Representative may disclose to any Equityholder or Parent any information disclosed to the Equityholders Representative, on a need-to-know basis; provided, that such Equityholder or Parent, as applicable, (A) agrees to observe the terms of this Section 10.1(e) with respect to such information or (B) is bound by an obligation of confidentiality to the Equityholders Representative of at least as high a standard as those imposed on the Equityholders Representative under this Section 10.1(e); provided, however, that Parent may in good faith designate any information provided to the Equityholders Representative to be sensitive and proprietary as to Parent, the Surviving Corporation or any of their Affiliates, in which case such information may not be disclosed by the Equityholders Representative to the Equityholders; provided, further, that with respect to any such sensitive and proprietary information, Parent and the Equityholders Representative shall work together in good faith to prepare a summary or abstract of such information that may be disclosed by the Equityholders Representative to the Equityholders; provided, further, that the foregoing restriction shall not apply to disclosures made by the Equityholders Representative to the Advisory Group.

Section 10.2    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.3    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier, one (1) Business Day after mailing; (c) if sent by facsimile transmission or electronic mail, with a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 10.3, when transmitted and receipt is confirmed and (d) if otherwise actually personally delivered, when delivered; provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other Parties to this Agreement; provided, further, that notices to the Equityholders Representative shall be delivered solely by facsimile transmission or electronic mail, with confirmation of receipt:

(a)    if to Parent or Merger Sub or, if after the Closing, to the Company, to:

Entellus Medical, Inc.

3600 Holly Lane North, Suite 60

Plymouth, Minnesota 55447

Email: jonelle.burnham@entellusmedical.com

Attention: Legal Department

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Email: charles.ruck@lw.com; mark.bekheit@lw.com

Attention: Charles K. Ruck and Mark M. Bekheit

(b)    if to the Company (before Closing), to:

Spirox, Inc.

595 Penobscot Drive

Redwood City, CA 94063

Email: dkoo@spiroxmed.com

Attention: Doug Koo

with a copy (which shall not constitute notice) to:

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80023

Email: lmedina@cooley.com; mhallinan@cooley.com

Attention: Laura Medina and Matt Hallinan

(c)    if to the Equityholders Representative, to:

Fortis Advisors LLC

Attention: Notice Department

Facsimile No.: (858) 408-1843

Email: notices@fortisrep.com

with copies (which shall not constitute notice) to:

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80023

Email: lmedina@cooley.com; mhallinan@cooley.com

Attention: Laura Medina and Matt Hallinan

Section 10.4     Public Announcements. The initial press release announcing the execution of this Agreement or upon the Closing, if any, shall be issued in such form as shall be mutually agreed upon by the Company and Parent. Unless otherwise required by applicable Law or applicable stock exchange rules and regulations, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other Parties to this Agreement. If a public statement is required to be made pursuant to applicable Law or applicable stock exchange rules and regulations, the Parties shall consult with each other, to the extent reasonably practicable, in advance as to the contents and timing thereof.

Section 10.5    Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles, Sections, Schedules or Exhibits in this Agreement, unless otherwise indicated, are references to Articles, Sections, Schedules and Exhibits of or to this Agreement. The Parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the Parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. All references to “$” or “dollars” herein shall be references to the lawful currency of the United States of America. For all purposes of and under this Agreement, (a) the word “including” shall be deemed to be immediately followed by the words “without limitation;” (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (c) words of one gender shall be deemed to include the other gender as the context requires; (d) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified; (e) the use of the word “or” shall not be exclusive; and (vi) all references to “days” mean calendar days.

Section 10.6    Severability. In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the Parties to this Agreement shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid, illegal or unenforceable to the extent consistent with the intent of the Parties as reflected by this Agreement.

Section 10.7    Entire Agreement. This Agreement (including the Company Disclosure Schedule, the other Schedules and the Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement of the Parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement, except as otherwise expressly provided in this Agreement.

Section 10.8    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) to one or more of their Affiliates at any time, (ii) in connection with any Parent Change of Control and (iii) after the Effective Time, and after payment of the Final Earnout Consideration, to any Person; provided, that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties to this Agreement and their respective successors and assigns.

Section 10.9    No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any rights or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing in the event the Closing occurs, the Company Indemnified Parties shall be and are intended third-party beneficiaries of, and may enforce, Section 6.6.

Section 10.10    Waivers and Amendments. This Agreement may be amended or modified only by a written instrument executed by all of the Parties to this Agreement. Any failure of the Parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the Parties to this Agreement may otherwise have at Law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.10.

Section 10.11    Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed entirely within such State. Each of the Parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware State court, or Federal court of the United States of America, sitting within the State of Delaware, and any appellate court from any thereof, in any Action arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the Parties to this Agreement hereby irrevocably and unconditionally (a) agrees not to commence any such Action except in such courts; (b) agrees that any claim in respect of any such Action may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such Delaware State or Federal court; and (d) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such Delaware State or Federal court. Each of the Parties to this Agreement hereby agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 10.12    Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13    Specific Performance. Each of the Parties to this Agreement hereby acknowledge and agree that the failure of it to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part in accordance with the terms and conditions of this Agreement to consummate the Merger, will cause irreparable injury to the other parties, for which Damages, even if available, will not be an adequate remedy. Accordingly, each of the Parties to this Agreement hereby (a) consents to the issuance of injunctive relief by any court of competent jurisdiction to prevent breaches of this Agreement and to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without proof of actual Damages and without any requirement that a bond or other security be posted, and (b) agrees that the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, the other parties would not have entered into this Agreement. Each of the Parties to this Agreement hereby agrees to waive the defense in any such Action that the other party to this Agreement has an adequate remedy at Law, and agrees not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason or that a remedy of monetary Damages would provide an adequate remedy, and further agrees to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.13 shall be in addition to, and not in lieu of, any other remedies at Law or in equity that the Company may elect to pursue.

Section 10.14    Company Disclosure Schedule. The Parties acknowledge and agree that (a) matters reflected in the Company Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected therein, and any additional matters are set forth for information purposes and do not necessarily include other matters of a similar nature, and the inclusion of any items or information in the Company Disclosure Schedule that are not required by this Agreement to be so included is solely for the convenience of Parent and Merger Sub; (b) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute, or be deemed to be, an admission of any Liability of the Company or any of its Affiliates, in each case to any Person that is not party to this Agreement, nor an admission against the Company’s or any of its Affiliates’ interests to such third Person; (c) any disclosure set forth in the Company Disclosure Schedule with respect to a particular representation, warranty or covenant shall be deemed to be a disclosure with respect to all other applicable representations, warranties and covenants contained in this Agreement to the extent that it is readily apparent on its face from a reading of such disclosure that it also qualifies or applies to such other representations, warranties or covenants, notwithstanding the omission of a cross-reference or the omission of a reference in the particular representation, warranty or covenant to the applicable section of the Company Disclosure Schedule; and (d) headings have been inserted in the Company Disclosure Schedule for convenience of reference only.

Section 10.15    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 10.16    Waiver of Conflicts. Each Party acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that the Company and the Equityholders are clients of Cooley LLP (“Firm”). After the Closing, it is possible that Firm will represent the Equityholders and/or the Equityholders Representative (individually and collectively, the “Seller Group”) solely in connection with the transactions contemplated by this Agreement, including, for the avoidance of doubt, with respect to any claim for indemnification against the Equityholders. Parent, the Surviving Corporation and the Company hereby agree that Firm (or any successor) may represent the Seller Group in the future solely in connection with issues that may arise under this Agreement and any claims that may be made thereunder pursuant to this Agreement, including a dispute that arises after the Closing between Parent (and/or the Company) and the Equityholders Representative, even though the interests of Equityholders Representative may be directly adverse to Parent or the Company, and even though the Firm may have represented the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Company. Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any representative or Affiliate of the Seller Group, solely in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each Party consents thereto, and waives any conflict of interest arising therefrom, and each such Party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each Party acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in this connection.

Section 10.17    Privileged Communications. Neither Parent nor the Surviving Corporation shall assert any Privileged Communications against the Equityholders in connection with any claim for indemnification brought by Parent or any other Parent Indemnitee pursuant to Article IX. Following the Effective Time, the Representative and the Equityholders will be permitted to use Privileged Communications in connection with the defense of any claim by Parent or any other Parent Indemnitee under Article IX.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized, and the members of the Equityholders Representative have executed this Agreement, in each case as of the date first above written.

ENTELLUS MEDICAL, INC. a Delaware corporation

By:	/s/ Robert S. White
Name:	Robert S. White
Title:	President and Chief Executive Officer

STINGER MERGER SUB, INC. a Delaware corporation

By:	/s/ Robert S. White
Name:	Robert S. White
Title:	Treasurer

SPIROX, INC.
a Delaware corporation

By:	/s/ Duke Rohlen
Name:	Duke Rohlen
Title:	Chief Executive Officer

FORTIS ADVISORS LLC, a Delaware limited liability company, solely in its capacity the Equityholders Representative

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director

[Signature Page to the Agreement]